

unfi

DRIVEN BY NATURE



2009 annual report

UNITED NATURAL FOODS, INC.

a letter to all our constituencies

Our Customers, our Suppliers, our Associates and our Shareholders



Fiscal 2009 was a solid year for UNFI as we delivered on our initiatives, realized strong financial results and implemented several new long-term growth strategies. Importantly, this performance demonstrated the exceptional work of all of our associates and UNFI's ability to be resilient during a challenging, yet exciting time. Some key highlights of our results include net income growth of 22%, increasing to $59.2 million or $1.38 per diluted share, and record revenues of $3.45 billion. During the year, in response to the difficult economic environment our team implemented new strategies and controls designed to yield continued operational improvements.

The result of this disciplined operating approach allowed UNFI to strengthen its balance sheet and generate cash—creating approximately $76.0 million in free cash flow and reducing our debt levels by approximately $92.7 million.

On a personal note, this year was extremely gratifying. Our associates demonstrated incredible resolve towards change in a very flexible and nimble manner. Looking back, I cannot think of a better way to learn our business than in the throes of challenges across so many different fronts. Despite these challenges, UNFI began implementing new and exciting strategies which will benefit our company over the next decade.

Most importantly, we began implementation of a strategy centered around:

- Building Market Share
- Operational Excellence
- One Company Platform
- Sustainability & Philanthropy

Building Market Share

During the year we continued to integrate our UNFI Specialty Distribution division into our core distribution platform. We now distribute specialty products throughout the U.S. We believe that by adding new customers in this space and more fully penetrating existing customers, UNFI Specialty Distribution combined with organic and natural distribution will become the fastest-growing segment of our business. In addition, our growth in the independent channel will be driven by SKU expansion. Fresh protein and specialty products will drive this growth, supported by innovative programs enhancing the values of this important channel of our business.

During fiscal 2009, we also maintained momentum in expanding our Blue Marble™ branded division, driven by strength in existing brands. Blue Marble™ now features over two dozen brands owned by UNFI including organic, specialty and ethnic foods. Our Rising Moon Organics® imported Italian pizzas, Tumaro's Gourmet Tortillas® and Mediterranean Organic™ products are poised for significant growth in their categories.

UNFI also continues to grow through its Select Nutrition and Albert's Organics divisions. At Select Nutrition, the country's largest distributor of natural health products, our internet fulfillment business continues to expand rapidly. At Albert's Organics, our expertise in handling organic perishables, including produce, natural protein and organic dairy continue to lead the industry.

Operational Excellence & One Company Platform

Internally, UNFI has begun a group of initiatives which will drive operational excellence and a "one company" operating platform. During the next several years, we will migrate to a common category management and warehouse system designed to meaningfully improve supply chain efficiency. In addition, through the introduction of a formal UNFI associate development program, we hope to meet our future talent needs through internal candidates.

Our systems must be based on commonality and transparency allowing customers, suppliers and associates to benefit from collaboration and improvement. An example of this initiative is our Supply Chain improvement initiative, ClearVue. ClearVue is designed to maximize efficiency from point of manufacturer to consumer delivery.

Sustainability and Philanthropy

UNFI is deeply committed to sustainability and philanthropy. We have successfully implemented a number of environmental construction and sustainability initiatives over the past few years and, at our California and Connecticut facilities, operate two of the largest distribution center solar arrays in the United States.

UNFI was recently recognized by the U.S. Green Building Council with LEED® (Leadership in Energy and Environmental Design) Gold Certification for our Ridgefield, Washington distribution center, and we have also submitted our York, Pennsylvania distribution center for LEED® Gold certification. This is a significant milestone for our organization and our associates as Ridgefield utilizes 100% renewable energy and became the first refrigerated distribution center in the United States to achieve Gold Certification. In addition, UNFI's new corporate headquarters in Providence, Rhode Island will be submitted for LEED® Silver Certification, a significant achievement for a retrofitted building built in the late 1800s.

Our company and our associates embrace a culture of giving back. Through our support of the organic industry, and a wide variety of charitable causes, we strive every day to make a difference. I believe that UNFI is a great example of a public company that can deliver consistent return to its shareholders while investing in environmental and philanthropic causes.

In business for over 47 years, UNFI's roots are built on a deep culture of sustainability and socially responsible initiatives that protect the environment and foster stewardship of the land. This long-standing obligation and a proactive concern for the environment is represented by the ongoing incorporation of environmentally sustainable practices into present and future business activities including solar energy, sustainable building practices and focus on energy and water conservation.

Strategic Investments

During the past several years, we made significant capital investments in connection with the opening and expansion of our facilities and, now have distribution capacity exceeding approximately 6.3 million square feet.

We commenced operations in September 2008 in a new 613,000 square foot distribution center in Moreno Valley, California and in January 2009 opened a new 675,000 square foot distribution center in York, Pennsylvania. In April, we successfully relocated our UNFI Specialty Distribution facility in East Brunswick, New Jersey to the new York, Pennsylvania distribution center, creating our first fully integrated facility offering a full assortment of natural, organic and specialty foods. We also recently moved our corporate headquarters to a renovated facility in Providence, Rhode Island.

Looking ahead, we're implementing plans to open a distribution center in Texas, with operations scheduled to commence in the first quarter of fiscal year 2011. Once Texas is fully operational, we'll have a fully built-out national structure providing UNFI with the ability to compete on a national scale with the most cost-efficient platform in the industry. Additionally, we expect capital expenditures to moderate substantially following completion of these key strategic construction projects.

The Future

As we look to the future, we are enthusiastic about the opportunities that our competitive position provides us.

I would like to extend our thanks to all UNFI Associates for their continued dedication and strong work ethic. We would also like to thank our customers for their continued support and our fellow shareholders for their continued trust placed in United Natural Foods.

The market for natural, organic, specialty and supplements remains strong. Driven by demand for a healthy lifestyle, food safety concerns and concerns over the impact on the environment, the natural and organic market totaled over $68 billion in 2008, according to the Natural Foods Merchandiser magazine. Despite being the industry leader, we currently represent less than 5% of this robust market. Specialty is a $47.9 billion highly fragmented industry. With a current market share of approximately $300 million, UNFI has even greater opportunities for growth including new customers and specialty SKU additions.

As you can see, there are many opportunities to drive improvement and our new strategy introduces several enhancements that support our strategic priorities which we believe will produce positive long-term results.

Our achievements are the result of a great deal of hard work by many people. We thank our shareholders for their continued support of UNFI, our customers and suppliers for their loyalty and our associates and Executive Team for their unrelenting dedication to providing the best possible service to our customers.

As we move into fiscal 2010, we are excited about the opportunity before us. We believe that UNFI is well-positioned for the future, both operationally and financially. Committed to delivering consistent results and capitalizing on our market leadership position, we remain excited about the strategic plan we have put into place.

Sincerely,

Steven L. Spinner
President and Chief Executive Officer

Sustainability & Philanthropy

Our Long Standing Commitment to the Environment and Charitable Aid

UNFI has a long-standing commitment and a proactive concern for the environment and the communities we serve including a reverence for sustainable agriculture, a deep focus on social responsibility, a stewardship of the land and a responsibility to reduce our ecological footprint. Our commitment to these principles is evidenced by the ongoing incorporation of environmentally sustainable practices and charitable giving into present and future business activities. We are committed to creating meaningful change in the communities we serve through our philanthropic efforts, associate involvement, community development activities and investing, and environmental initiatives.

Ongoing Companywide Initiatives

Sustainability

Focus on energy conservation, water and waste reduction by embarking on environmental projects, conservation programs and cultivating sustainable partnerships

- Expansion of our commitment to renewable energy with a new solar array in Providence, RI that will generate 175,000 kWh of energy annually
- Strengthened our Green Building initiatives with 2 new projects. Our newest distribution center in York, PA has been submitted for LEED® Gold and our new corporate office is being submitted for LEED® Silver
- Founding member of the Food Trade Sustainability Leadership Association (FTSLA) which partners companies within the Natural and Organic industry to help foster collaboration on sustainability initiatives and 3rd party environmental performance reporting
- Reduced over 2.6 Million driving miles per year by reorganization of truck routes as we opened new facilities
- Companywide reporting of Key Performance Indicators related to energy consumption
- Implemented a Hybrid Vehicle Incentive Program for all UNFI employees
- Expanded the role of Green Teams to include philanthropic donations to environmental causes in the communities in which we operate

Philanthropy

Strengthen our commitment to charitable giving with focus on four key areas: Advocacy and Research related to Organic Agriculture, Humanitarian Aid, Hunger Relief and Environmental Conservation

- Expanded our relationship with Vitamin Angels
- Developed Helping Hands Committees at all UNFI locations which engage UNFI employees with local and regional charities
- Established a relationship with Feeding America and strengthened our commitment to hunger relief through charitable donations of food from all UNFI facilities
- Worked directly with the Batey Relief Alliance to provide clean water to the village of Anse-a-Pitre, Haiti



Breadth and Strength of Category Offerings


Shells &
Coconut Water
PAPER TOWELS

Full Service Offering

UNFI is the largest distributor of natural, specialty and organic products with a national infrastructure leveraging national relationships while maintaining a local focus on sales and trade marketing. We are a single source provider option for natural, organic, specialty, perishable, frozen, ethnic, kosher, produce, health & beauty care, supplement product and general merchandise needs.

UNFI has the largest product selection supplying all retail categories. Our product mix consists of more than 60,000 items, more than any competitor. Additionally, we strive to be the first to market by introducing over 300 new products each month. We have a team of industry professionals who have the experience, passion and knowledge to help substantially grow category and market share.

We have recently introduced Clean Plate and The Cheese Source. Clean Plate is a foodservice perimeter program aimed at partnering with the retailer to simplify the ordering of items needed to run a café or deli. The Cheese Source is a selection of premium quality specialty and organic cheeses which are 100% rBGH free, targeting sales in the high volume, high growth specialty cheese category.

BlueMarble™ BRANDS A WORLD OF GOOD

Brand Spotlight

Field Day® is harvested from the heartlands of America to the mountains of Italy. Our products are always natural, often organic. Our customers have the assurance of knowing they will never contain preservatives, artificial colors or flavors, or GMO's (*we do not use ingredients that were produced using biotechnology*). Many great products to choose from that fit the organic and natural lifestyle. Field Day is genuine, wholesome and a great value.

Enjoy the Harvest!

FIELD DAY®

Mt. Vikos® brings the tastes and traditions of the Greek countryside to your table. Our authentic artisan cheeses, toasts and condiments are hand-crafted in old world tradition and made with the very freshest ingredients. Taste the Tradition.

Mt VIKOS

Tumaro's Gourmet Tortillas® created the industry's first flavored tortillas and today remains the best selling innovator of gourmet flavored tortillas in the country. There is no better way to wrap up your favorite dishes.

TUMARO'S GOURMET TORTILLAS America's Favorite Gourmet Tortillas®

Fantastic World Foods® original ethnic and regional cuisines are specially crafted to take you on culinary voyage across continents and cultures. Food for people with a never ending appetite for discovery.

FANTASTIC WORLD FOODS

Rising Moon Organics® Secrets of the Old World combined with the freshest and most flavorful ingredients make for the #1 brand of organic raviolis and stonebaked authentic Italian pizzas.

RISING MOON ORGANICS®

a world of GOOD

We view honoring the earth as more than a marketing strategy. It's a core belief and a global responsibility. We offer over 25 leading organic, natural, and specialty brands that energize and inspire. Blue Marble Brands is honest, collaborative, and strives towards creating sustainable business practices that are respectful of our earth. Together, we will find sustainable ways to grow, to succeed, and inspire.

ClearVue Program

Our ClearVue program has been designed from the ground up to improve the transparency of information and drive efficiency within the supply chain. With the availability of in-depth data and tailored reporting tools, participants will be able to reduce inventory balances with the elimination of forward buys, while improving service levels. This program will also facilitate the negotiation of multi-year purchase programs, and we believe this is the greatest gross margin opportunity for UNFI and its participating suppliers over the next three years.

ClearVue

Our Distribution Network



Natural & Organic Distribution Centers
Specialty Distribution Centers
Select Nutrition
Natural Retail Group
Albert's Organics
Hershey Import
Corporate Headquarters
Planned New Distribution Center



Nature's Gate
ORGANICS
Fresh from the Field
unfi

Directors, Executives and Leadership Team

Officers

Steven L. Spinner
President, Chief Executive Officer and Director

Daniel V. Atwood
Senior Vice President, Chief Innovation Officer

Michael D. Beaudry
Senior Vice President, National Distribution

Thomas A. Dziki
Vice President of Sustainable Development

Carl F. Koch III
Vice President, Chief Human Resources Officer

Kurt Luttecke
President of the Western Region

David A. Matthews
President of the Eastern Region

Mark E. Shamber
Senior Vice President, Chief Financial Officer and Treasurer

John A. Stern
Senior Vice President, Chief Information Officer

Joseph J. Traficanti
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary

Directors

Michael S. Funk
Chair of the Board

Thomas B. Simone
Vice Chair of the Board and Lead Independent Director

Steven L. Spinner
President, Chief Executive Officer and Director

Gordon D. Barker
Director

Joseph M. Cianciolo
Director

Gail A. Graham
Director

James P. Heffernan
Director

Peter Roy
Director

Leadership Team

Scott Dennis
President of Albert's Organics

Thomas Grillea
President of Select Nutrition, Woodstock Farms and Natural Retail Group

Christopher Testa
President of Blue Marble Brands

Corporate Address

United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

Independent Registered Public Accounting Firm

KPMG LLP
50 Kennedy Plaza
Providence, RI 02903

Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place South, 8th Floor
New York, NY 10004

General Counsel

Joseph J. Traficanti
United Natural Foods, Inc.
(401) 528-8634

SEC Counsel

Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, TN 37238

Investor Relations

Joseph Calabrese
Financial Relations Board
(212) 445-8434

Mark E. Shamber
Chief Financial Officer
United Natural Foods, Inc.
(401) 528-8634

Stockholder Information

Form 10-K/Investor Contact

A copy of United Natural Foods' Form 10-K, as filed with the Securities and Exchange Commission (but excluding exhibits) is available without charge to stockholders upon written request. These requests, and other investor inquiries, should be directed to Carrie Walker, Corporate Assistant Secretary, at the Company's corporate address above. Exhibits will be provided upon written request to Ms. Walker and payment of an appropriate processing fee.

Annual Meeting

The annual meeting of stockholders of United Natural Foods, Inc. will be held on Wednesday, January 13, 2010 at 10:00 a.m. (local time) at our corporate headquarters, located at 313 Iron Horse Way, Providence, RI 02908. Stockholders of record as of November 17, 2009 will be entitled to vote at this meeting. The company is offering a live webcast of the annual meeting at the Investor Relations section of its web site at www.unfi.com.




unfi
DRIVEN BY NATURE

core values

- Integrity and respect in all of our actions
- Trust and accountability in all relationships
- Open and honest communication with our employees
- Profitable growth of the organization
- A safe and healthy work environment
- Social and environmental responsibility for the health of the planet

unfi
DRIVEN BY NATURE

financial highlights 2009

CONSOLIDATED STATEMENT OF INCOME DATA (in thousands, except per share data)	Fiscal years ended August 1, 2009	August 2, 2008	July 28, 2007	July 29, 2006	July 31, 2005
Statement of Income data:					
Net Sales	$3,454,900	$3,365,857	$2,754,280	$2,433,594	$2,059,568
Gross Profit	660,481	633,892	509,578	465,910	395,045
Total Operating Expenses	550,560	541,413	416,093	385,982	322,515
Operating Income	109,921	92,479	93,485	79,928	72,530
Net Income	59,184	48,479	50,153	43,277	41,572
Diluted net income per share	$1.38	$1.13	$1.17	$1.02	$1.00

CONSOLIDATED BALANCE SHEET DATA (in thousands)	As of August 1, 2009	As of August 2, 2008	As of July 28, 2007	As of July 29, 2006	As of July 31, 2005
Working capital	$169,053	$110,897	$216,518	$182,931	$119,385
Total assets	1,058,550	1,084,483	800,898	704,551	651,258
Total long term debt and capital leases	53,858	58,485	65,067	59,716	64,871
Total stockholders equity	544,472	480,050	426,795	363,474	295,519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 1, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-21531

UNITED NATURAL FOODS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**05-0376157**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

313 Iron Horse Way, Providence, RI 02908
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(401) 528-8634

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $0.01 per share

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant was $667,268,501 based upon the closing price of the registrant's common stock on the Nasdaq Global Select Market® on January 30, 2009. The number of shares of the registrant's common stock, par value $0.01 per share, outstanding as of September 10, 2009 was 43,236,752.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on January 13, 2010 are incorporated herein by reference into Part III of this Annual Report on Form 10-K.

UNITED NATURAL FOODS, INC.

FORM 10-K

TABLE OF CONTENTS

PART I.

ITEM 1. BUSINESS

Overview

We are a leading national distributor of natural, organic and specialty foods and non-food products in the United States. We carry more than 60,000 high-quality natural, organic and specialty foods and non-food products, consisting of national brand, regional brand, private label and master distribution products, in six product categories: grocery and general merchandise, produce, perishables and frozen foods, nutritional supplements, bulk and food service products and personal care items. We serve more than 17,000 customer locations primarily located across the United States, the majority of which can be classified into one of the following categories: independently owned natural products retailers; supernatural chains, which consists of Whole Foods Market, Inc. ("Whole Foods Market"); conventional supermarkets; and food service. Our other distribution channels include international, mass market chains and buying clubs.

We were the first organic food distribution network in the United States designated as a "Certified Organic Distributor" by Quality Assurance International, Inc. ("QAI"). This process involved a comprehensive review by QAI of our operating and purchasing systems and procedures. This certification covers all of our broadline distribution centers, except for our recently completed facility in York, Pennsylvania, which we anticipate will be tested during October 2009, and our UNFI Specialty Distribution centers.

We have been the primary distributor to Whole Foods Market, for more than 11 years. Our relationship with Whole Foods Market was expanded to cover the former Wild Oats Markets, Inc. ("Wild Oats Market") stores retained by Whole Foods Market following Whole Foods Market's merger with Wild Oats Markets in August 2007. We had served as the primary distributor of natural and organic foods and non-food products to Wild Oats Market prior to the merger. The Henry's and Sun Harvest stores divested by Whole Foods Market, and acquired by a subsidiary of Smart & Final Inc., remain our customers.

On November 2, 2007, we acquired Distribution Holdings, Inc. and its wholly-owned subsidiary Millbrook Distribution Services, Inc. ("DHI"), which we now refer to as UNFI Specialty Distribution Services ("UNFI Specialty"). Through UNFI Specialty, we distribute specialty food items (including ethnic, kosher, gourmet, organic and natural foods), health and beauty care items and other non-food items. We believe that the acquisition of DHI accomplishes certain of our strategic objectives, including accelerating our expansion into a number of high-growth business segments and establishing immediate market share in the fast-growing specialty foods market. We believe that UNFI Specialty's customer base enhances our conventional supermarket business channel and that our complementary product lines present opportunities for cross-selling. See "—Our Operating Structure—Wholesale Division" for further information regarding this acquisition and our specialty distribution business.

In recent years, our sales to existing and new customers have increased through the continued growth of the natural products industry in general, increased market share as a result of our high-quality service and broader product selection, the acquisition of, or merger with, natural and specialty products distributors, the expansion of our existing distribution centers, the construction of new distribution centers and the development of our own line of natural and organic branded products. Through these efforts, we believe that we have been able to broaden our geographic penetration, expand our customer base, enhance and diversify our product selections and increase our market share. We also own and operate 13 natural products retail stores, located primarily in Florida (with two locations in Maryland and one in Massachusetts), through our subsidiary, Natural Retail Group, Inc. ("NRG"). We believe that our retail business serves as a natural complement to our distribution business because it enables us to develop new marketing programs and improve customer service.

In addition, our United Natural Trading Co. subsidiary, which does business as Woodstock Farms, and was previously known as Hershey Imports Company, specializes in the international importation, roasting and packaging of nuts, seeds, dried fruits and snack items.

We are a Delaware corporation based in Providence, Rhode Island and we conduct business through our various wholly owned subsidiaries. We operated twenty distribution centers at 2009 fiscal year end. We believe that our distribution centers provide us with the largest capacity of any distributor in the natural, organic and specialty products industry. We have increased our distribution capacity to approximately 6.3 million square feet.

Unless otherwise specified, references to "United Natural Foods," "we," "us," "our" or "the Company" in this Annual Report on Form 10-K include our consolidated subsidiaries. We operate in one reportable segment, the wholesale segment. See the financial statements and notes thereto included in "Item 8. Financial Statements and Supplementary Data" of this Report for information regarding our financial performance.

The Natural Products Industry

The natural products industry encompasses a wide range of products in addition to food products (including organic foods). These other product categories include nutritional, herbal and sports supplements; toiletries and personal care items; naturally-based cosmetics; natural/homeopathic medicines; pet products and cleaning agents. According to the June 2009 issue of *The Natural Foods Merchandiser*, a leading trade publication for the natural products industry, sales for all types of natural products rose to $68.0 billion in 2008, an increase of approximately 9.0% over 2007. According to *The Natural Foods Merchandiser*, this increase in sales, from a total dollar perspective, was driven primarily by growth in the following categories:

- vitamins;
- fresh produce;
- personal care; and
- packaged grocery

The fastest growing categories, although not necessarily the largest dollar volume categories, in the natural products industry were pet products, housewares, fresh meat/seafood and beer/wine.

Our Operating Structure

Our operations are comprised of three principal operating divisions. These operating divisions are:

- our wholesale division, which includes our broadline natural and organic distribution business, UNFI Specialty, which is our specialty distribution business, Albert's Organics, Inc. ("Albert's"), which is a leading distributor of organically grown produce and perishable items, and Select Nutrition, which distributes vitamins, minerals and supplements;
- our retail division, consisting of NRG, which operates our 13 natural products retail stores; and
- our manufacturing division, consisting of Woodstock Farms, which specializes in the importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, natural and organic products, and confections, and our Blue Marble Brands product lines.

Wholesale Division

Our broadline distribution business is organized into two regions—our Eastern Region and our Western Region. We distribute natural and organic products in all of our product categories to customers in the Eastern and Midwestern portions of the United States through our Eastern Region and to customers in the Western and Central portions of the United States through our Western Region. As of our 2009 fiscal year end, our Eastern Region operates seven distribution centers, which provide approximately 2.6 million square feet of warehouse space, and our Western Region operates six distribution centers, which provide approximately 2.0 million square feet of warehouse space.

We acquired our specialty distribution business through our acquisition of DHI on November 2, 2007. Our UNFI Specialty division operates distribution centers located in Massachusetts and Arkansas, which provide approximately 1.4 million square feet of warehouse space, serving customers throughout the United States. We have also begun the integration of UNFI Specialty and specialty products are now being sold through several of our broadline distribution centers. Through our specialty distribution division, we distribute specialty food items (including ethnic, kosher, gourmet, organic and natural foods), health and beauty care items and other non-food items.

Through Albert's, we distribute organically grown produce and non-produce perishables, such as organic milk, dressings, eggs, juices, poultry and various other refrigerated specialty items. Albert's operates out of six distribution centers strategically located in all regions of the United States, and is designated as a "Certified Organic Distributor" by QAI.

Through Select Nutrition, we distribute more than 14,000 health and beauty aids, vitamins, minerals and supplements from distribution centers in California and Pennsylvania.

Certain of our distribution centers are shared by multiple operations in our wholesale division.

Retail Division

We own and operate 13 natural products retail stores, located primarily in Florida (with two locations in Maryland and one in Massachusetts), through NRG. We believe that our retail business serves as a natural complement to our distribution business because it enables us to develop new marketing programs and improve customer service.

We believe our retail stores have a number of advantages over their competitors, including our financial strength and marketing expertise, the purchasing power resulting from group purchasing by stores within NRG and the breadth of our product selection.

We believe that we benefit from certain advantages in acting as a distributor to our retail stores, including our ability to:

- control the purchases made by these stores;
- expand the number of high-growth, high-margin product categories, such as produce and prepared foods, within these stores; and
- keep current with the demands of and trends in the retail marketplace, which enables us to better anticipate and serve the needs of our wholesale customers.

Additionally, as the primary natural products distributor to our retail locations, we realize significant economies of scale and operating and buying efficiencies. As an operator of retail stores, we also have the ability to test market select products prior to offering them nationally. We can then evaluate consumer reaction to the product without incurring significant inventory risk. We also are able to test new marketing and promotional programs within our stores prior to offering them to our broader customer base.

Manufacturing Division

Our subsidiary Woodstock Farms specializes in the international importation, roasting and packaging of nuts, seeds, dried fruits and snack items. We sell these items in bulk in our own packaged snack lines, EXPRESSnacks, Woodfield Farms and Woodstock Farms, and through private label packaging arrangements we have established with large health food, supermarket and convenience store chains. We operate our manufacturing operations out of a packaging, roasting, and processing facility in New Jersey and a warehouse in Los Angeles, California.

Our Blue Marble Brands product lines address certain needs or preferences of customers of our wholesale division, which are not otherwise being met by other suppliers. We carry over 20 brand names, representing over 700 unique products.

Our Competitive Advantages

We believe that we benefit from a number of significant competitive advantages, including the following.

We are a market leader with a nationwide presence.

We are one of the few distributors capable of meeting the natural, organic, and specialty product needs of local and regional customers as well as the rapidly growing national supernatural and supermarket chains. We believe we have significant advantages over smaller, regional natural, organic and specialty products distributors as a result of our ability to:

- expand marketing and customer service programs across regions;
- expand national purchasing opportunities;
- offer a broader product selection;
- consolidate systems applications among physical locations and regions;
- invest in people, facilities, equipment and technology; and
- reduce geographic overlap between regions.

We are an efficient distributor.

In addition to our volume purchasing opportunities, a critical component of being an efficient distributor is our management of warehouse and distribution costs. Our continued growth has created the need to expand our existing facilities and open new facilities to achieve maximum operating efficiencies, including by reducing fuel and other transportation costs, and to assure adequate space for future needs. We have made significant capital expenditures and have incurred considerable expenses in connection with the opening and expansion of distribution facilities. We opened our Sarasota, Florida warehouse in the first quarter of fiscal 2008 in order to reduce the geographic area served by our Atlanta, Georgia facility. Our 237,000 square foot distribution center in Ridgefield, Washington commenced operations in December 2007 and serves as a regional distribution hub for customers in Portland, Oregon and other Northwest markets. Our 613,000 square foot distribution center in Moreno Valley, California commenced operations in September 2008 and serves our customers in Southern California, Arizona, Southern Nevada, Southern Utah, and Hawaii. Our newly leased, 675,000 square foot distribution center in York, Pennsylvania commenced operations in January 2009, and replaces our New Oxford, Pennsylvania facility serving customers in New York, New Jersey, Pennsylvania, Delaware, Maryland, Ohio, Virginia, and West Virginia. In April 2009, we successfully relocated our UNFI Specialty distribution facility in East Brunswick, New Jersey to our York, Pennsylvania distribution center, creating our first fully integrated facility offering a full assortment of natural, organic, and specialty foods. In September 2009, we commenced operations at a new facility in Charlotte, North Carolina serving Albert's customers in North Carolina, South Carolina, Georgia, Tennessee, and Virginia. Finally, in September 2009 we announced plans to open a distribution center in Texas, with operations scheduled to commence in the first quarter of fiscal year 2011.

We have extensive and long-standing customer relationships and provide superior service.

We serve more than 17,000 customer locations primarily located across the United States. We have developed long-standing customer relationships, which we believe are among the strongest in our industry. In particular, we have been the primary supplier of natural and organic products to the largest supernatural chain in the United States, Whole Foods Market, for more than eleven years.

Our average distribution service level for fiscal 2009 was approximately 98%, which we believe is the highest in our industry. Distribution service levels refer to the percentage of items ordered by customers that are delivered by the requested delivery date, excluding manufacturers' "out of stocks." We believe that our high distribution service levels are attributable to our experienced purchasing departments and sophisticated warehousing, inventory control and distribution systems. We offer next-day delivery service to a majority of our active customers and offer multiple deliveries each week to our largest customers. We believe that customer loyalty is dependent upon excellent customer service, including accurate fulfillment of orders, timely product delivery, competitive prices and a high level of product marketing support.

We have an experienced management team and our employees are incentivized to perform through equity ownership.

Our management team has extensive experience in the distribution business, including the natural and specialty products industries and has been successful in identifying, consummating and integrating multiple acquisitions. Since 2000, we have successfully completed seven acquisitions of distributors, manufacturers and suppliers, two acquisitions of retail stores and eleven acquisitions of branded product lines. In addition, our executive officers and directors, and our Employee Stock Ownership Trust, beneficially own in the aggregate approximately 6.7% of our common stock. A significant portion of our employees' compensation is equity based or performance based, and therefore there is a substantial incentive to continue to generate strong growth in operating results in the future.

Our Growth Strategy

Our growth strategy is to maintain and enhance our position as a leading national distributor to the natural and organic industry and to increase our market share in the specialty products industry. Since our formation, we have grown our business through the acquisition of a number of distributors and suppliers, which has expanded our distribution network, product selection and customer base. For example, we acquired our Albert's, NRG and Woodstock Farms businesses and, during fiscal 2008, we acquired DHI, the source of our specialty distribution business.

To implement our growth strategy, we intend to continue to increase our leading market share of the growing natural and organic products industry by expanding our customer base, increasing our share of existing customers' business and continuing to expand and further penetrate new distribution territories, particularly in the Mid-Atlantic, Southern Pennsylvania and South Central United States markets. We plan to expand our presence within the specialty industry by offering new and existing customers a single wholesale distributor capable of meeting their specialty, natural and organic product needs on a national or regional basis. Key elements of our strategy include:

Expanding Our Customer Base

As of August 1, 2009, we served more than 17,000 customer locations primarily located throughout the United States. We plan to continue expanding our coverage of the highly fragmented natural and organic products industry by cultivating new customer relationships within the industry and by further developing other channels of distribution, such as traditional supermarkets, mass market outlets, institutional food service providers, international, buying clubs, hotels and gourmet stores.

Increasing Our Market Share of Existing Customers' Business

We believe that we are the primary distributor of natural and organic products to the majority of our natural products customer base, including to Whole Foods Market, our largest customer. We intend to maintain our position as the primary supplier for a majority of our customers, and add to the number of customers for which we serve as primary supplier, by offering the broadest product selection in our industry at competitive prices. With the acquisition of DHI, and the expansion of UNFI Specialty, we further believe that we have the ability to meet our customers' needs for specialty foods and products as well as certain general merchandise. We believe this represents an opportunity to accelerate our sales growth within the supermarket channel and potentially our supernatural and independent channels.

Continuing to Expand Our Branded Products Business

We have launched a number of private label or branded product lines in order to provide our customers with a broader selection of product offerings. In fiscal 2009, our branded product net sales were approximately 3.1% of our overall net sales. We plan to increase our branded products business through organic growth. We believe this initiative differentiates us from other distributors within our industry, enables us to build long-term brand equity for the Company and allows us to generate higher gross margins, as branded product revenues generally yield higher margins than do third party branded product revenues.

Expanding into Other Distribution Channels

We believe that we will be successful in expanding into the food service channel as well as further enhancing our presence in the international channel. We will continue to seek to develop regional relationships and alliances with companies such as Aramark Corporation, the Compass Group North America, and Sodexho Inc. in the food service channel and seek other alliances in the international channel.

Continuing to Expand into and Penetrate New Regions of Distribution and Improve the Efficiency of Our Nationwide Distribution Network

As discussed under "—Our Competitive Advantages" above, we have made significant capital expenditures and incurred considerable expenses in connection with the construction of new, or the expansion of existing, distribution facilities. We will continue to selectively evaluate opportunities to build or lease new facilities or to acquire distributors to better serve existing markets and expand into new markets. Further, we will maintain our focus on integrating these new or acquired facilities into our nationwide distribution network in order to improve our economies of scale in purchasing, warehousing, transportation and general and administrative functions, which we believe will lead to continued improvements in our operating margin.

Continuing to Provide the Leading Distribution Solution

We believe that we provide the leading distribution solution to the natural, organic and specialty products industry through our national presence, regional responsiveness, focus on customer service and breadth of product offerings. Our service levels, which we believe to be the highest in our industry, are attributable to our experienced purchasing departments and our sophisticated warehousing, inventory control and distribution systems. See "—Our Focus on Technology" below for more information regarding our use of technology in our warehousing, inventory control and distribution systems.

Among the benefits we provide to our customers is access, at preferred rates and terms, to the suite of products developed by Living Naturally, LLC, a leading provider of marketing promotion and electronic ordering systems to the natural and organic products industry. We have maintained a strategic alliance with Living Naturally since 2002. The products provided by Living Naturally include an intelligent electronic ordering system and turnkey retailer website services, which create new opportunities for our retailers to increase their inventory turns, reduce their costs and enhance their profits. We also offer our customers a selection of inventory management, merchandising, marketing, promotional and event management services designed to increase sales and enhance customer satisfaction. These marketing services, which primarily are utilized by customers in our independently owned natural products retailers channel and many of which are co-sponsored with suppliers, include monthly and thematic circular programs, in-store signage and assistance in product display.

Our Customers

We maintain long-standing customer relationships with independently-owned natural products retailers, supernatural chains and supermarket chains. In addition, we emphasize our relationships with new customers, such as national conventional supermarkets, mass market outlets and gourmet stores, which are continually increasing their natural product offerings. The following were included among our wholesale customers for fiscal 2009:

- Whole Foods Market, the largest supernatural chain in the United States;
- conventional supermarket chains, including Kroger, Wegman's, Haggen's, Stop and Shop, Giant, Quality Food Centers, Hannaford, Food Lion, Bashas', Lunds, Byerly's, Rainbow, Lowe's, Publix, Fred Meyer and United Supermarkets; and
- mass market chains, including Target, BJ's Wholesale Club and Costco.

Whole Foods Market accounted for approximately 33.1% of our net sales in fiscal 2009. In October 2006, we announced a seven-year distribution agreement with Whole Foods Market, which commenced on September 26, 2006, under which we serve as the primary U.S. distributor to Whole Foods Market in the regions where we previously served. In January 2007, we expanded our Whole Foods Market relationship in the Southern Pacific region of the United States. Our relationship with Whole Foods Market was further expanded in August 2007, when Whole Foods Market completed its merger with Wild Oats Markets. We had served as the primary distributor of natural and organic foods and non-food products to Wild Oats Markets prior to the merger, and we continue to serve the former Wild Oats Markets stores retained by Whole Foods Market under our distribution arrangement with Whole Foods Market. We also continue to serve as a primary distributor to the Henry's and Sun Harvest store locations previously owned by Wild Oats Markets and sold by Whole Foods Market to a subsidiary of Smart & Final Inc. on September 30, 2007. Sales to Henry's and Sun Harvest store locations were reflected in our supermarket channel beginning in fiscal 2008.

The following table lists the percentage of sales by customer type for the years ended August 1, 2009 and August 2, 2008:

Customer Type	Percentage of Net Sales	
	2009	2008
Independently owned natural products retailers	42%	42%
Supernatural chains	33%	31%
Conventional supermarkets	20%	23%
Other	5%	4%

We distribute natural, organic and specialty foods and non-food products to customers located in the United States, as well as to customers internationally. Our sales to international customers represent less than one percent of our business.

Our Marketing Services

We have developed a variety of supplier-sponsored marketing services, which cater to a broad range of retail formats. These programs are designed to educate consumers, profile suppliers and increase sales for retailers, many of which do not have the resources necessary to conduct such marketing programs independently.

Our marketing programs include:

- multiple, monthly, region-specific, consumer circular programs, which feature the logo and address of the participating retailer imprinted on a circular that advertises products sold by the retailer to its customers. The monthly circular programs are structured to pass through to the retailer the benefit of our negotiated discounts and advertising allowances, and also provide retailers with posters, window banners and shelf tags to coincide with each month's promotions;
- our supplier-focused Most Valued Partner program, which we believe helps build incremental, mutually profitable sales for suppliers and us, while fostering a sense of partnership;
- other retailer initiative programs, such as a coupon booklet and separate supplement and personal care product-themed sales and educational brochures we offer to independent retailers, which allow us to explore new marketing avenues;
- an information-sharing program that helps our suppliers better understand our customers' businesses, in order to generate mutually beneficial incremental sales in an efficient manner; and
- a truck advertising program that allows our suppliers to purchase ad space on the sides of our hundreds of trailers nationally, which we believe increases their potential consumer ad impressions;

We keep current with the latest trends in the industry. Periodically, we conduct focus group sessions with certain key retailers and suppliers in order to ascertain their needs and allow us to better service them. We also:

- offer in-store signage and promotional materials, including shopping bags and end-cap displays;
- provide assistance with planning and setting up product displays;
- provide shelf tags for products;
- provide assistance with store layout designs;
- provide product data information such as best seller lists, store usage reports and easy-to-use product catalogs; and
- maintain a website on which retailers can access various individual retailer-specific reports and product information.

Our Products

Our extensive selection of high-quality natural, organic and specialty products enables us to provide a primary source of supply to a diverse base of customers whose product needs vary significantly. We carry more than 60,000 high-quality natural, organic and specialty products, consisting of national brand, regional brand, private label and master distribution products, in six product categories: grocery and general merchandise, produce, perishables and frozen foods, nutritional supplements, bulk and food service products and personal care items. Our branded product lines address certain needs or preferences of our customers, which are not otherwise being met by other suppliers.

We continuously evaluate potential new private branded and other products based on both existing and anticipated trends in consumer preferences and buying patterns. Our buyers regularly attend regional and national natural, organic, specialty, ethnic and gourmet product shows to review the latest products that are likely to be of interest to retailers and consumers. We also actively solicit suggestions for new products from our customers. We make the majority of our new product decisions at the regional level. We believe that our decentralized purchasing practices allow our regional buyers to react quickly to changing consumer preferences and to evaluate new products and new product categories regionally. Additionally, many of the new products that we offer are marketed on a regional basis or in our own retail stores prior to being offered nationally, which enables us to evaluate local consumer reaction to the products without incurring significant inventory risk. Furthermore, by exchanging regional product sales information between our regions, we are able to make more informed and timely new product decisions in each region.

We maintain a comprehensive quality assurance program. All of the products we sell that are represented as "organic" are required to be certified as such by an independent third-party agency. We maintain current certification affidavits on all organic commodities and produce in order to verify the authenticity of the product. All potential suppliers of organic products are required to provide such third-party certifications to us before they are approved as suppliers.

Our Suppliers

We purchase our products from approximately 4,300 suppliers. The majority of our suppliers are based in the United States, but we also source products from suppliers throughout Europe, Asia, South America, Africa and Australia. We believe the reason suppliers of natural and organic products seek to distribute their products through us is because we provide access to a large and growing national customer base, distribute the majority of the suppliers' products and offer a wide variety of marketing programs to our customers to help sell the suppliers' products. Substantially all product categories that we distribute are available from a number of suppliers and, therefore, we are not dependent on any single source of supply for any product category. Our largest supplier, Hain Celestial Group, Inc. ("Hain"), accounted for approximately 7.8% of our total purchases in fiscal 2009. However, the product categories we purchase from Hain can be purchased from a number of other suppliers. In addition, although we have exclusive distribution arrangements and vendor support programs with several suppliers, none of these suppliers accounts for more than 10% of our total purchases.

We have positioned ourselves as the largest purchaser of organically grown bulk products in the natural and organic products industry by centralizing our purchase of nuts, seeds, grains, flours and dried foods. As a result, we are able to negotiate purchases from suppliers on the basis of volume and other considerations that may include discounted pricing or prompt payment discounts. Furthermore, many of our purchase arrangements include the right of return to the supplier with respect to products that we are not able to sell in a certain period of time. As described under "—Our Products" above, each region is responsible for placing its own orders and can select the products that it believes will most appeal to its customers, although each region is able to participate in our company-wide purchasing programs. Our outstanding commitments for the purchase of inventory were approximately $27.7 million as of August 1, 2009.

Our Distribution System

We have carefully chosen the sites for our distribution centers to provide direct access to our regional markets. This proximity allows us to reduce our transportation costs relative to those of our competitors that seek to service these customers from locations that are often several hundreds of miles away. We believe that we incur lower inbound freight expense than our regional competitors, because our national presence allows us to buy full and partial truckloads of products. Whenever possible, we backhaul between our distribution centers and satellite staging facilities using our own trucks.

Additionally, we generally can redistribute overstocks and inventory imbalances between distribution centers, which helps us ensure products are sold prior to their expiration date and more appropriately balance inventories.

Products are delivered to our distribution centers primarily by our fleet of leased trucks, contract carriers and the suppliers themselves. We lease our trucks from national leasing companies such as Ryder Truck Leasing and Penske Truck Leasing, which in some cases maintain facilities on our premises for the maintenance and service of these vehicles. Other trucks are leased from regional firms that offer competitive services.

We ship certain orders for supplements or for items that are destined for areas outside of regular delivery routes through United Parcel Service and other independent carriers. Deliveries to areas outside the continental United States are typically shipped by ocean-going containers on a weekly basis.

Our Focus on Technology

We have made a significant investment in distribution, financial, information and warehouse management systems. We continually evaluate and upgrade our management information systems at our regional operations based on the best practices in the distribution industry in order to make the systems more efficient, cost-effective and responsive to customer needs. These systems include functionality in radio frequency inventory control, pick-to-voice systems, pick-to-light systems, computer-assisted order processing and slot locator/retrieval assignment systems. At our receiving docks, warehouse associates attach computer-generated, preprinted locator tags to inbound products. These tags contain the expiration date, locations, quantity, lot number and other information about the products in bar code format. Customer returns are processed by scanning the UPC bar codes. We also employ a management information system that enables us to lower our inbound transportation costs by making optimum use of our own fleet of trucks or by consolidating deliveries into full truckloads. Orders from multiple suppliers and multiple distribution centers are consolidated into single truckloads for efficient use of available vehicle capacity and return-haul trips. In addition, we utilize route efficiency software that assists us in developing the most efficient routes for our trucks.

Competition

Our major national competitor is Tree of Life Distribution, Inc. (a subsidiary of Koninklijke Wessanen N.V.) ("Tree of Life"). In addition to its natural and organic products, Tree of Life distributes specialty food products, thereby diversifying its product selection, and markets its own private label program. Tree of Life has also earned QAI certification and has a European presence. We also compete with over 200 smaller regional and local distributors of natural, ethnic, kosher, gourmet and other specialty foods that focus on niche or regional markets, and with national, regional and local distributors of conventional groceries and companies that distribute to their own retail facilities.

We believe that distributors in the natural and specialty products industries primarily compete on distribution service levels, product quality, depth of inventory selection, price and quality of customer service. We believe that we currently compete effectively with respect to each of these factors.

Our retail stores compete against other natural products outlets, conventional supermarkets and specialty stores. We believe that retailers of natural products compete principally on product quality and selection, price, customer service, knowledge of personnel and convenience of location. We believe that we currently compete effectively with respect to each of these factors.

Government Regulation

Our operations and products are subject to regulation by state and local health departments, the U.S. Department of Agriculture and the Food and Drug Administration, which generally impose standards for product quality and sanitation and are responsible for the administration of bioterrorism legislation. Our facilities generally are inspected at least once annually by state or federal authorities.

The Surface Transportation Board and the Federal Highway Administration regulate our trucking operations. In addition, interstate motor carrier operations are subject to safety requirements prescribed by the U.S. Department of Transportation and other relevant federal and state agencies. Such matters as weight and dimension of equipment are also subject to federal and state regulations.

We generally are not subject to many of the federal, state and local laws and regulations that have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. However, certain of our distribution facilities have above-ground storage tanks for diesel fuel and other petroleum products, which are subject to laws regulating such storage tanks.

We believe that we are in material compliance with all federal, state and local laws applicable to our operations.

Employees

As of August 1, 2009, we had approximately 6,000 full and part-time employees. An aggregate of approximately 6.3% of our total employees, or approximately 374 of the employees at our Auburn, Washington, Edison, New Jersey, Iowa City, Iowa and Leicester, Massachusetts facilities, are covered by collective bargaining agreements. The Edison, New Jersey, Auburn, Washington, Leicester, Massachusetts and Iowa City, Iowa agreements expire in June 2011, February 2012, March 2013 and June 2011, respectively. We have never experienced a work stoppage by our unionized employees and we believe that our relations with our employees are good.

Available Information

Our internet address is http://www.unfi.com. The contents of our website are not part of this Annual Report on Form 10-K, and our internet address is included in this document as an inactive textual reference only. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports available free of charge through our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the Securities and Exchange Commission.

We have adopted a code of conduct and ethics for certain employees pursuant to Section 406 of the Sarbanes-Oxley Act of 2002. A copy of our code of conduct and ethics is posted on our website, and is available free of charge by writing to United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island, 02908, Attn: Investor Relations.

ITEM 1A. RISK FACTORS

Our business, financial condition and results of operations are subject to various risks and uncertainties, including those described below and elsewhere in this Annual Report on Form 10-K. This section discusses factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties applicable to our business. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Statements."

We depend heavily on our principal customer and our success is heavily dependent on our principal customer's ability to grow its business.

Our ability to maintain a close, mutually beneficial relationship with our largest customer, Whole Foods Market, is an important element to our continued growth. In October 2006, we announced a seven-year distribution agreement with Whole Foods Market, which commenced on September 26, 2006, under which we serve as the primary U.S. distributor to Whole Foods Market in the regions where we previously served. In January 2007, we expanded our Whole Foods Market relationship in the Southern Pacific region of the United States. In August 2007, Whole Foods Market and Wild Oats Markets completed their merger, as a result of which, Wild Oats Markets became a wholly-owned subsidiary of Whole Foods Market. We service all of the stores previously owned by Wild Oats Markets and now owned by Whole Foods Market under the terms of our distribution agreement with Whole Foods Market. Excluding sales to Wild Oats Markets' former Henry's and Sun Harvest store locations (which were sold by Whole Foods Market to a subsidiary of Smart & Final Inc. on September 30, 2007), Whole Foods Market accounted for approximately 33.1% of our net sales in fiscal 2009. As a result of this concentration of our customer base, the loss or cancellation of business from Whole Foods Market, including from increased distribution to their own facilities or closures of stores previously owned by Wild Oats Markets, could materially and adversely affect our business, financial condition or results of operations. Similarly, if Whole Foods Market is not able to grow its business, including as a result of a reduction in the level of discretionary spending by its customers, our business, financial condition or results of operations may be materially and adversely affected.

Our operations are sensitive to economic downturns.

The grocery industry is sensitive to national and regional economic conditions and the demand for our products may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, interest rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of organic products that consumers purchase where there are non-organic (or "conventional") alternatives, given that many organic products, and particularly organic foods, often have higher retail prices than do their conventional counterparts.

In addition, our operating results are particularly sensitive to, and may be materially adversely affected by:

- difficulties with the collectability of accounts receivable;
- difficulties with inventory control;
- competitive pricing pressures; and

• unexpected increases in fuel or other transportation-related costs.

We cannot assure you that one or more of such factors will not materially adversely affect our business, financial condition or results of operations.

Our customers generally are not obligated to continue purchasing products from us.

We generally sell products under purchase orders, and we generally do not have agreements with or commitments from our customers for the purchase of products. We cannot assure you that our customers will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers' sales volumes or orders for products supplied by us may have a materially adverse effect on our business, financial condition or results of operations.

We have experienced losses due to the uncollectibility of accounts receivable in the past and could experience increases in such losses in the future if our customers are unable to timely pay their debts to us.

Certain of our customers have from time to time experienced bankruptcy, insolvency and/or an inability to pay their debts to us as they come due. If our customers suffer significant financial difficulty, they may be unable to pay their debts to us timely or, at all, which could have a material adverse effect on our results of operations. It is possible that customers may reject their contractual obligations to us under bankruptcy laws or otherwise. Significant customer bankruptcies could further adversely affect our revenues and increase our operating expenses by requiring larger provisions for bad debt. In addition, even when our contracts with these customers are not rejected, if customers are unable to meet their obligations on a timely basis, it could adversely affect our ability to collect receivables. Further, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation, each of which could have material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is a low margin business and our profit margins may decrease due to consolidation in the grocery industry.

The grocery distribution industry generally is characterized by relatively high volume of sales with relatively low profit margins. The continuing consolidation of retailers in the natural products industry and the growth of supernatural chains may reduce our profit margins in the future as more customers qualify for greater volume discounts, and we experience pricing pressures from both ends of the supply chain.

Our acquisition strategy may adversely affect our business.

We continually evaluate opportunities to acquire other companies. To the extent that our future growth includes acquisitions, we cannot assure you that we will successfully identify suitable acquisition candidates, consummate such potential acquisitions, integrate any acquired entities or successfully expand into new markets as a result of our acquisitions. We believe that there are risks related to acquiring companies, including overpaying for acquisitions, losing key employees of acquired companies and failing to achieve potential synergies. Additionally, our business could be adversely affected if we are unable to integrate the companies acquired in our acquisitions and mergers.

A significant portion of our past growth has been achieved through acquisitions of, or mergers with, other distributors of natural products. Future acquisitions, if any, may have a material adverse effect on our results of operations, particularly in periods immediately following the consummation of those transactions while the operations of the acquired business are being integrated with our operations. Achieving the benefits of acquisitions depends on timely, efficient and successful execution of a number of post-acquisition events, including successful integration of the acquired entity. Integration requires, among other things:

- maintaining the customer base;
- optimizing delivery routes;
- coordinating administrative, distribution and finance functions; and
- integrating management information systems and personnel.

The integration process could divert the attention of management and any difficulties or problems encountered in the transition process could have a material adverse effect on our business, financial condition or results of operations. In particular, the integration process may temporarily redirect resources previously focused on reducing product cost, resulting in lower gross profits in relation to sales. In addition, the process of combining companies could cause the interruption of, or a loss of momentum in, the activities of the respective businesses, which could have an adverse effect on their combined operations.

In connection with the acquisitions of businesses in the future, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions, by amortization of acquisition-related intangible assets with definite lives and by additional depreciation attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, and our indemnity for such liabilities may also be limited. Additionally, our ability to make any future acquisitions may depend upon obtaining additional financing. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions.

We may have difficulty managing our growth.

The growth in the size of our business and operations has placed, and is expected to continue to place, a significant strain on our management. Our future growth may be limited by our inability to acquire new distribution facilities or expand our existing distribution facilities, make acquisitions, successfully integrate acquired entities, implement information systems or adequately manage our personnel. Our future growth is limited in part by the size and location of our distribution centers. As we near maximum utilization of a given facility or maximize our processing capacity, operations may be constrained and inefficiencies have been and may be created, which could adversely affect our results of operations unless the facility is expanded, volume is shifted to another facility or additional processing capacity is added. Conversely, as we add additional facilities or expand existing operations or facilities, excess capacity may be created. Any excess capacity may also create inefficiencies and adversely affect our results of operations. We cannot assure you that we will be able to successfully expand our existing distribution facilities or open new distribution facilities in new or existing markets to facilitate growth. Even if we are able to expand our distribution network, our ability to compete effectively and to manage future growth, if any, will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. We cannot assure you that our existing personnel, systems, procedures and controls will be adequate to support the future growth of our operations. Our inability to manage our growth effectively could have a material adverse effect on our business, financial condition or results of operations.

We have significant competition from a variety of sources.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. Our competition comes from a variety of sources, including other distributors of natural products as well as specialty grocery and mass market grocery distributors. We cannot assure you that mass market grocery distributors will not increase their emphasis on natural products and more directly compete with us or that new competitors will not enter the market. These distributors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in their markets. We cannot assure you that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry trends or changing market requirements. It is also possible that alliances among competitors may develop and rapidly acquire significant market share or that certain of our customers will increase distribution to their own retail facilities. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, financial condition or results of operations. We cannot assure you that we will be able to compete effectively against current and future competitors.

Increased fuel costs may adversely affect our results of operations.

Increased fuel costs may have a negative impact on our results of operations. The high cost of diesel fuel can increase the price we pay for products as well as the costs we incur to deliver products to our customers. These factors, in turn, may negatively impact our net sales, margins, operating expenses and operating results. To manage this risk, we have in the past periodically entered, and may in the future periodically enter, into heating oil derivative contracts to hedge a portion of our projected diesel fuel requirements. Heating crude oil prices have a highly correlated relationship to fuel prices, making these derivatives effective in offsetting changes in the cost of diesel fuel. We are not party to any commodity swap agreements and, as a result, our exposure to volatility in the price of diesel fuel has increased relative to our exposure to volatility in prior periods in which we had outstanding heating oil derivative contracts. We do not enter into fuel hedge contracts for speculative purposes. We may, however, periodically enter into forward purchase commitments for a portion of our projected monthly diesel fuel requirements. As of August 1, 2009, we had forward diesel fuel commitments totaling approximately $6.0 million through July 2010. Our commitments through August 2009 were entered into at prevailing rates from mid-June through mid-July 2009. We also maintain a fuel surcharge program which allows us to pass some of our higher fuel costs through to our customers. We cannot guarantee that we will continue to be able to pass a comparable proportion or any of our higher fuel costs to our customers in the future.

The cost of the capital available to us and any limitations on our ability to access additional capital may have a material adverse effect on our business, financial condition or results of operations.

We have a $400 million secured revolving credit facility, which matures on November 27, 2012, and under which borrowings accrue interest, at our option, at either (i) the base rate (the applicable prime lending rate of Bank of America Business Capital, as announced from time to time), or (ii) the one-month London Interbank Offered Rate ("LIBOR") plus 0.75%. As of August 1, 2009, our borrowing base, based on accounts receivable and inventory levels, was $355.7 million, with remaining availability of $137.0 million. We have a term loan agreement in the principal amount of $75 million secured by certain real property. The term loan is repayable over seven years based on a fifteen-year amortization schedule. Interest on the term loan accrues at one-month LIBOR plus 1.0%. As of August 1, 2009, $56.9 million was outstanding under the term loan agreement.

In order to maintain our profit margins, we rely on strategic investment buying initiatives, such as discounted bulk purchases, which require spending significant amounts of working capital. In the event that our cost of capital increases, such as during a period in which we are not in compliance with the fixed charge coverage ratio covenants under our revolving credit facility and our term loan agreement, or our ability to borrow funds or raise equity capital is limited, we could suffer reduced profit margins and be unable to grow our business organically or through acquisitions, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt agreements contain restrictive covenants that may limit our operating flexibility.

Our debt agreements contain financial covenants and other restrictions that limit our operating flexibility, limit our flexibility in planning for or reacting to changes in our business and make us more vulnerable to economic downturns and competitive pressures. Our indebtedness could have significant negative consequences, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- limiting our flexibility in planning for or reacting to changes in our business and the industry in which we compete; and
- placing us at a competitive disadvantage compared to competitors with less leverage or better access to capital resources.

In addition, each of our credit facility and term loan requires that we comply with various financial tests and imposes certain restrictions on us, including among other things, restrictions on our ability to incur additional indebtedness, create liens on assets, make loans or investments or pay dividends.

Our operating results are subject to significant fluctuations.

Our operating results may vary significantly from period to period due to:

- demand for natural products;
- changes in our operating expenses, including fuel and insurance expenses;
- management's ability to execute our business and growth strategies;
- changes in customer preferences, including levels of enthusiasm for health, fitness and environmental issues;
- fluctuation of natural product prices due to competitive pressures;
- personnel changes;
- general economic conditions;
- supply shortages, including a lack of an adequate supply of high-quality agricultural products due to poor growing conditions, natural disasters or otherwise;
- volatility in prices of high-quality agricultural products resulting from poor growing conditions, natural disasters or otherwise; and
- future acquisitions, particularly in periods immediately following the consummation of such acquisition transactions while the operations of the acquired businesses are being integrated into our operations.

Due to the foregoing factors, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and that such comparisons cannot be relied upon as indicators of future performance.

We are subject to significant governmental regulation.

Our business is highly regulated at the federal, state and local levels and our products and distribution operations require various licenses, permits and approvals. In particular:

- our products are subject to inspection by the U.S. Food and Drug Administration;
- our warehouse and distribution facilities are subject to inspection by the U.S. Department of Agriculture and state health authorities; and
- the U.S. Department of Transportation and the U.S. Federal Highway Administration regulate our trucking operations.

The loss or revocation of any existing licenses, permits or approvals or the failure to obtain any additional licenses, permits or approvals in new jurisdictions where we intend to do business could have a material adverse effect on our business, financial condition or results of operations. In addition, as a distributor and manufacturer of natural, organic, and specialty foods, we are subject to increasing governmental scrutiny of and public awareness regarding food safety and the sale, packaging and marketing of natural and organic products. Compliance with these laws may impose a significant burden on our operations. If we were to manufacture or distribute foods that are or are perceived to be contaminated, any resulting product recalls, such as the peanut-related recall in January 2009, could have an adverse effect on our results of operations and financial condition.

Product liability claims could have an adverse effect on our business.

Like any other distributor and processor of food, we face an inherent risk of exposure to product liability claims if the products we manufacture or sell cause injury or illness. We may be subject to liability, which could be substantial, because of actual or alleged contamination in products manufactured or sold by us, including products sold by companies before we acquired them. We have, and the companies we have acquired have had, liability insurance with respect to product liability claims. This insurance may not continue to be available at a reasonable cost or at all, and may not be adequate to cover product liability claims against us or against companies we have acquired. We generally seek contractual indemnification from manufacturers, but any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If we or any of our acquired companies do not have adequate insurance or contractual indemnification available, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on our business, operating results and financial condition.

We are dependent on a number of key executives.

Management of our business is substantially dependent upon the services of certain key management employees. Loss of the services of any officers or any other key management employee could have a material adverse effect on our business, financial condition or results of operations.

Union-organizing activities could cause labor relations difficulties.

As of August 1, 2009, we had approximately 6,000 full and part-time employees. An aggregate of approximately 6.3% of our total employees, or approximately 374 of the employees at our Auburn, Washington, Edison, New Jersey, Iowa City, Iowa and Leicester, Massachusetts facilities, are covered by collective bargaining agreements. The Edison, New Jersey, Auburn, Washington, Leicester, Massachusetts and Iowa City, Iowa agreements expire in June 2011, February 2012, March 2013 and June 2011, respectively. We have in the past been the focus of union-organizing efforts. As we increase our employee base and broaden our distribution operations to new geographic markets, our increased visibility could result in increased or expanded union-organizing efforts. Although we have not experienced a work stoppage to date, if additional employees were to unionize or we are not successful in reaching agreement with these employees, we could be subject to work stoppages and increases in labor costs, either of which could materially adversely affect our business, financial condition or results of operations.

The market price for our common stock may be volatile.

In recent periods, there has been significant volatility in the market price of our common stock. In addition, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

- our quarterly operating results or the operating results of other distributors of organic or natural food and non-food products and of supernatural chains and conventional supermarkets and other of our customers;
- changes in general conditions in the economy, the financial markets or the organic or natural food and non-food product distribution industries;
- changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;
- announcements by us or our competitors of significant acquisitions;
- increases in labor, energy, fuel costs or the costs of food products; and
- natural disasters, severe weather conditions or other developments affecting us or our competitors.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We maintained twenty distribution centers at fiscal year end which were utilized by our wholesale division. These facilities, including offsite storage space, consisted of an aggregate of approximately 6.3 million square feet of space, which we believe represents the largest capacity of any distributor in the natural, organic and specialty products industry.

Set forth below for each of our distribution facilities is its location and the date on which our lease will expire for those distribution facilities that we do not own.

Location	Lease Expiration
Atlanta, Georgia	Owned
Auburn, California	Owned
Auburn, Washington	August 2019
Aurora, Colorado	January 2013
Bridgeport, New Jersey	Owned
Chesterfield, New Hampshire	Owned
Dayville, Connecticut	Owned
Fontana, California	February 2012
Greenwood, Indiana	Owned
Harrison, Arkansas	Owned
Iowa City, Iowa	Owned
Leicester, Massachusetts	November 2011
Moreno Valley, California	July 2023
Mounds View, Minnesota	November 2011
Philadelphia, Pennsylvania	January 2014
Ridgefield, Washington	Owned
Rocklin, California	Owned
Sarasota, Florida	July 2017
Vernon, California	Owned
York, Pennsylvania	May 2020

We lease facilities to operate thirteen retail stores in Florida, Maryland and Massachusetts with various lease expiration dates. We also lease a processing and manufacturing facility in Edison, New Jersey with a lease expiration date of March 31, 2010.

We lease office space in Santa Cruz, California, Danielson, Connecticut, Chesterfield, New Hampshire, Uniondale, New York, and Providence, Rhode Island, the site of our corporate headquarters. Our leases have been entered into upon terms that we believe to be reasonable and customary. We own office space in Dayville, Connecticut.

We also lease a warehouse facility in Minneapolis, Minnesota. Our operations were moved to this facility from our Mounds View, Minnesota facility in October 2005. The lease for the Minneapolis facility will expire in November 2016. We also lease offsite storage space in Aurora, Colorado.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in routine litigation that arises in the ordinary course of our business. There are no pending material legal proceedings to which we are a party or to which our property is subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year ended August 1, 2009.

Executive Officers of the Registrant

Our executive officers are elected on an annual basis and serve at the discretion of our Board of Directors. Our executive officers and their ages as of September 25, 2009 are listed below:

Name	Age	Position
Steven L. Spinner	49	President and Chief Executive Officer
Mark E. Shamber	40	Senior Vice President, Chief Financial Officer and Treasurer
Joseph J. Traficanti	58	Senior Vice President, General Counsel, Chief Compliance Officer
Michael Beaudry	45	Senior Vice President, National Distribution
Daniel V. Atwood	51	Senior Vice President, Chief Innovation Officer
John Stern	42	Senior Vice President and Chief Information Officer
Carl F. Koch III	41	Vice President and Chief Human Resources Officer
David A. Matthews	44	President of the Eastern Region
Kurt Luttecke	42	President of the Western Region
Thomas A. Dziki	48	Vice President of Sustainable Development

Steven L. Spinner has served as our President and Chief Executive Officer and as a member of our Board of Directors since September 2008. Prior to joining the Company in September 2008, Mr. Spinner served as a director and as Chief Executive Officer of Performance Food Group Company ("PFG") from October 2006 to May 2008, when PFG was acquired by affiliates of The Blackstone Group and Wellspring Capital Management. Mr. Spinner previously had served as PFG's President and Chief Operating Officer beginning in May 2005. Mr. Spinner served as PFG's Senior Vice President and Chief Executive Officer—Broadline Division from February 2002 to May 2005 and as PFG's Broadline Division President from August 2001 to February 2002.

Mark E. Shamber has served as Senior Vice President, Chief Financial Officer and Treasurer since October 2006. Mr. Shamber previously served as our Vice President, Chief Accounting Officer and Acting Chief Financial Officer and Treasurer from January 2006 until October 2006, as Vice President and Corporate Controller from August 2005 to October 2006 and as our Corporate Controller from June 2003 until August 2005. From February 1995 until June 2003, Mr. Shamber served in various positions of increasing responsibility up to and including senior manager within the assurance and advisory business systems practice at the international accounting firm of Ernst & Young LLP.

Joseph J. Traficanti has served as our Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary since April 2009. Prior to joining UNFI, Mr. Traficanti served as Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of PFG from November 2004 until April 2009.

Michael Beaudry has served as Senior Vice President, National Distribution since June 2009. From January 2006 to June 2009, he was President of our Eastern Region. Mr. Beaudry served as our Vice President of Distribution from August 2003 until January 2006, Vice President of Operations, Eastern Region, from December 2002 until August 2003, as our Director of Operations from December 2001 until December 2002 and as the Warehouse/Operations Manager of our Dayville, Connecticut facility from December 1999 until December 2001. Prior to joining us, Mr. Beaudry held various management positions at Target Corporation.

Daniel V. Atwood has served as our Senior Vice President and Chief Innovation Officer since August 2009. From December 2005 to August 2009, Mr. Atwood served as our Executive Vice President, Chief Marketing Officer and President of Blue Marble Brands. He was also our Secretary from January 1998 to August 2009. Mr. Atwood served as our Senior Vice President of Marketing from October 2002 until December 2005 and National Vice President of Marketing from April 2001 until October 2002.

Mr. Atwood served on our Board of Directors from November 1996 until December 1997 and served on the Board of Directors of our predecessor company, Cornucopia Natural Foods, Inc., from August 1988 until October 1996. Mr. Atwood served as President of our subsidiary, NRG, from August 1995 until March 2001.

John Stern has served as our Senior Vice President and Chief Information Officer since January 2008. Prior to joining us, Mr. Stern served in various positions of increasing responsibility up to and including Chief Information Officer at Take Two Interactive Software, Inc. from October 2003 to September 2007 and Deloitte & Touche LLP from December 1999 to October 2003.

Carl F. Koch III has served as our Vice President and Chief Human Resource Officer since June 2009. From December 2007 to June 2009, he was our Vice President of Human Resources. Mr. Koch previously served as Vice President of Risk and Compliance from August 2006 until December 2007, as Director of Risk Management from June 2004 until August 2006 and as the Corporate Risk Manager from June 2001 until May 2004. Prior to joining us, Mr. Koch held various management positions at Liberty Mutual Group.

David A. Matthews has served as our President of the Eastern Region since June 2009. Prior to joining UNFI, Mr. Matthews served as President and CEO of Progressive Group Alliance, Inc. ("ProGroup"), a wholly owned subsidiary of PFG from January 2007 to May 2009, as Chief Financial Officer of ProGroup from December 2004 to January 2007, and as Senior Vice President of Finance and Technology of ProGroup from July 2000 to December 2004.

Kurt Luttecke has served as our President of the Western Region since June 2009. Mr. Luttecke served as our President of UNFI's Albert's Organics division from June 2007 to June 2009. Prior to joining UNFI, Mr. Luttecke spent 16 years at Wild Oats serving as its Vice President of Perishables from 2006 to June 2007, Vice President of Meat/Seafood & Food Service Supply Chain from 2004 to 2006, Director of Perishables from 2001 to 2004, and Director of Operations from 1995 to 2001.

Thomas A. Dziki has served as Vice President of Sustainable Development since March 2007. Mr. Dziki served as our National Vice President of Real Estate and Construction from August 2006 until March 2007, President of Hershey Imports and Select Nutrition from December 2004 until August 2006, Corporate Vice President of Special Projects from December 2003 to November 2004 and as our Manager of Special Projects from May 2002 to December 2003. Prior to joining us, Mr. Dziki served as a private consultant to our company, our subsidiaries, Hershey Imports, NRG, and Albert's Organics, and our predecessor company, Cornucopia Natural Foods, Inc., from 1995 to May 2002.

PART II.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market® under the symbol "UNFI." Our common stock began trading on the Nasdaq Stock Market® on November 1, 1996.

The following table provides information on shares repurchased by the Company. For the periods presented, the shares repurchased were withheld to cover certain employee tax withholding obligations on the vesting of restricted stock and restricted stock units.

Period	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Programs
May 3, 2009–June 6, 2009	—	—	—	—
June 7, 2009–July 4, 2009	2,978	$25.56	—	—
July 5, 2009–August 1, 2009	—	—	—	—
Total	2,978	$25.56	—	—

The following table sets forth, for the fiscal periods indicated, the high and low sale prices per share of our common stock on the Nasdaq Global Select Market®:

Fiscal 2008	High	Low
First Quarter	$33.33	$24.10
Second Quarter	31.87	23.16
Third Quarter	25.17	15.60
Fourth Quarter	22.25	17.09
Fiscal 2009		
First Quarter	$28.70	$16.57
Second Quarter	22.75	15.46
Third Quarter	24.10	12.83
Fourth Quarter	27.52	21.86

On August 1, 2009, we had approximately 94 stockholders of record. The number of record holders may not be representative of the number of beneficial holders of our common stock because depositories, brokers or other nominees hold many shares.

We have never declared or paid any cash dividends on our capital stock. We anticipate that all of our earnings in the foreseeable future will be retained to finance the continued growth and development of our business and we have no current intention to pay cash dividends. Our future dividend policy will depend on our earnings, capital requirements and financial condition, requirements of the financing agreements to which we are then a party and other factors considered relevant by our Board of Directors. Our existing revolving credit facility prohibits the declaration or payment of cash dividends to our stockholders without the written consent of the administrative agent under the facility during the term of the credit agreement and until all of our obligations under the credit agreement have been met.

Comparative Stock Performance

The graph below compares the cumulative total stockholder return on our common stock for the last five fiscal years with the cumulative total return on (i) an index of Food Service Distributors and Grocery Wholesalers and (ii) The NASDAQ Composite Index. The comparison assumes the investment of $100 on July 31, 2004 in our common stock and in each of the indices and, in each case, assumes reinvestment of all dividends. The stock price performance shown below is not necessarily indicative of future performance.

The index of Food Service Distributors and Grocery Wholesalers (referred to below as the "Peer Group") includes Nash Finch Company, SuperValu, Inc. and SYSCO Corporation. PFG was removed from the peer group in 2008 following its acquisition by another company.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
7/31/04
7/31/05
7/29/06
7/28/07
8/2/08
8/1/09
United Natural Foods, Inc.
NASDAQ Composite
Index of Food Distributors and Wholesalers

* *$100 Invested on 7/31/04 in stock or index, including reinvestment of dividends. Indexes calculated on month-end basis.*

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below are derived from our consolidated financial statements, which have been audited by KPMG LLP, our independent registered public accounting firm. Certain prior year amounts have been reclassified to conform to the current year's presentation. The historical results are not necessarily indicative of results to be expected for any future period. The following selected consolidated financial data should be read in conjunction with and is qualified by reference to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K.

Consolidated Statement of Income Data:(1)	August 1, 2009	August 2, 2008	July 28, 2007	July 29, 2006	July 31, 2005
	(In thousands, except per share data)				
Net sales	$3,454,900	$3,365,857	$2,754,280	$2,433,594	$2,059,568
Cost of sales	2,794,419	2,731,965	2,244,702	1,967,684	1,664,523
Gross profit	660,481	633,892	509,578	465,910	395,045
Operating expenses	550,560	541,413	415,337	385,982	322,345
Impairment on assets held for sale	—	—	756	—	—
Restructuring and asset impairment charges	—	—	—	—	170
Total operating expenses	550,560	541,413	416,093	385,982	322,515
Operating income	109,921	92,479	93,485	79,928	72,530
Other expense (income):					
Interest expense	9,914	16,133	12,089	11,210	6,568
Interest income	(450)	(768)	(975)	(297)	(243)
Other, net	275	(82)	156	(381)	(847)
Total other expense	9,739	15,283	11,270	10,532	5,478
Income before income taxes	100,182	77,196	82,215	69,396	67,052
Provision for income taxes	40,998	28,717	32,062	26,119	25,480
Net income	$ 59,184	$ 48,479	$ 50,153	$ 43,277	$ 41,572
Per share data—Basic:					
Net income	$ 1.38	$ 1.14	$ 1.18	$ 1.04	$ 1.02
Weighted average basic shares of common stock	42,849	42,690	42,445	41,682	40,639
Per share data—Diluted:					
Net income	$ 1.38	$ 1.13	$ 1.17	$ 1.02	$ 1.00
Weighted average diluted shares of common stock	42,993	42,855	42,786	42,304	41,607

Consolidated Balance Sheet Data:	August 1, 2009	August 2, 2008	July 28, 2007	July 29, 2006	July 31, 2005
			(In thousands)		
Working capital	$ 169,053	$ 110,897	$ 216,518	$ 182,931	$ 119,385
Total assets	1,058,550	1,084,483	800,898	704,551	651,258
Total long term debt and capital leases, excluding current portion	53,858	58,485	65,067	59,716	64,871
Total stockholders' equity	$ 544,472	$ 480,050	$ 426,795	$ 363,474	$ 295,519

(1) Includes the effect of acquisitions from the date of acquisition.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K.

Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated by reference in this Annual Report on Form 10-K contain forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plans," "seek," "should," "will," and "would," or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or of financial position or state other "forward-looking" information. The important factors listed under "Part I. Item 1A. Risk Factors," as well as any cautionary language in this Annual Report on Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations described in these forward-looking statements. You should be aware that the occurrence of the events described under "Risk Factors" and elsewhere in this Annual Report on Form 10-K could have an adverse effect on our business, results of operations and financial position.

Any forward-looking statements in this Annual Report on Form 10-K and the documents incorporated by reference in this Annual Report on Form 10-K are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements, possibly materially. We do not undertake to update any information in the foregoing reports until the effective date of our future reports required by applicable laws. Any projections of future results of operations should not be construed in any manner as a guarantee that such results will in fact occur. These projections are subject to change and could differ materially from final reported results. We may from time to time update these publicly announced projections, but we are not obligated to do so.

Overview

We are a leading national distributor of natural, organic and specialty foods and non-food products in the United States. We carry more than 60,000 high-quality natural, organic and specialty foods and non-food products, consisting of national brand, regional brand, private label and master distribution products, in six product categories: grocery and general merchandise, produce, perishables and frozen foods, nutritional supplements, bulk and food service products and personal care items. We serve more than 17,000 customer locations primarily located across the United States, the majority of which can be classified into one of the following categories: independently owned natural products retailers; supernatural chains, which are comprised of large chains of natural foods supermarkets; and conventional supermarkets. Our other distribution channels include food service, international, mass market chains and buying clubs.

Our operations are comprised of three principal operating divisions. These operating divisions are:

- our wholesale division, which includes our broadline natural and organic distribution business, UNFI Specialty, which is our specialty distribution business, Albert's Organics, Inc., ("Albert's") which is a leading distributor of organically grown produce and perishable items, and Select Nutrition, which distributes vitamins, minerals and supplements;
- our retail division, consisting of the Natural Retail Group, which operates our 13 natural products retail stores; and

- our manufacturing division, consisting of Woodstock Farms, which specializes in the importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, natural and organic products, and confections, and our Blue Marble Brands product lines.

In recent years, our sales to existing and new customers have increased through the continued growth of the natural and organic products industry in general; increased market share through our high quality service and a broader product selection, and the acquisition of, or merger with, natural and specialty products distributors; the expansion of our existing distribution centers; the construction of new distribution centers; and the development of our own line of natural and organic branded products. Through these efforts, we believe that we have been able to broaden our geographic penetration, expand our customer base, enhance and diversify our product selections and increase our market share.

We have been the primary distributor to Whole Foods Market, our largest customer, for more than 11 years. In August 2007, Whole Foods Market and Wild Oats Markets completed their merger, as a result of which, Wild Oats Markets became a wholly-owned subsidiary of Whole Foods Market. We had served as the primary distributor of natural and organic foods and non-food products for Wild Oats Markets prior to the merger, and our relationship with Whole Foods Market expanded to cover the former Wild Oats Markets stores retained by Whole Foods Market following the merger. On a combined basis, and excluding sales to Wild Oats Markets' former Henry's and Sun Harvest store locations (which were sold by Whole Foods Market to a subsidiary of Smart & Final Inc. on September 30, 2007, and are now included in the conventional supermarket channel), Whole Foods Market and Wild Oats Markets accounted for approximately 33.1% and 31.0% of our net sales for the years ended August 1, 2009 and August 2, 2008, respectively.

On November 2, 2007, we acquired DHI for total cash consideration of $85.5 million, consisting of the $84.0 million purchase price and $1.5 million of related transaction fees, subject to certain adjustments set forth in the merger agreement. Our specialty distribution division operates distribution centers located in Massachusetts and Arkansas, with customers throughout the United States. Through our specialty distribution division's two distribution centers, which provide approximately 1.4 million square feet of warehouse space, as well as our broadline distribution centers where we have integrated specialty products, we distribute specialty food items (including ethnic, kosher, gourmet, organic and natural foods), health and beauty care items and other non-food items.

We believe that the acquisition of DHI accomplishes several of our strategic objectives, including accelerating our expansion into a number of historically high-growth business segments and establishing immediate market share in the fast-growing specialty foods market. We believe that DHI's customer base enhances our conventional supermarket business channel and that our complementary product lines present opportunities for cross-selling.

In order to maintain our market leadership and improve our operating efficiencies, we seek to continually:

- expand our marketing and customer service programs across regions;
- expand our national purchasing opportunities;
- offer a broader product selection;
- consolidate systems applications among physical locations and regions;
- increase our investment in people, facilities, equipment and technology;
- integrate administrative and accounting functions; and
- reduce geographic overlap between regions.

Our continued growth has created the need for expansion of existing facilities to achieve maximum operating efficiencies and to assure adequate space for future needs. We have made significant capital expenditures and incurred considerable expenses in connection with the opening and expansion of our facilities. We have increased our distribution capacity to approximately 6.3 million square feet. We opened our Sarasota, Florida warehouse in the first quarter of fiscal 2008 in order to reduce the geographic area served by our Atlanta, Georgia facility, which we believe will contribute to lower transportation costs. Our 237,000 square foot distribution center in Ridgefield, Washington commenced operations in December 2007 and serves as a regional distribution hub for customers in Portland, Oregon and other Northwest markets. Our 613,000 square foot distribution center in Moreno Valley, California commenced operations in September 2008 and serves our customers in Southern California, Arizona, Southern Nevada, Southern Utah, and Hawaii. Our newly leased, 675,000 square foot distribution center in York, Pennsylvania commenced operations in January 2009, and replaces our New Oxford, Pennsylvania facility serving customers in New York, New Jersey, Pennsylvania, Delaware, Maryland, Ohio, Virginia, and West Virginia. In April 2009, we successfully relocated our UNFI Specialty distribution facility in East Brunswick, New Jersey to the York, Pennsylvania distribution center, creating our first fully integrated facility offering a full assortment of natural, organic, and specialty foods. Finally, in September 2009 we announced plans to open a distribution center in Texas, with operations scheduled to commence in the first quarter of fiscal year 2011.

Our net sales consist primarily of sales of natural, organic and specialty products to retailers, adjusted for customer volume discounts, returns and allowances. Net sales also consist of amounts charged by us to customers for shipping and handling and fuel surcharges. The principal components of our cost of sales include the amounts paid to manufacturers and growers for product sold, plus the cost of transportation necessary to bring the product to our distribution facilities. Cost of sales also includes amounts incurred by us at our manufacturing subsidiary, Woodstock Farms, for inbound transportation costs and depreciation for manufacturing equipment and consideration received from suppliers in connection with the purchase or promotion of the suppliers' products. Our gross margin may not be comparable to other similar companies within our industry that may include all costs related to their distribution network in their costs of sales rather than as operating expenses. We include purchasing and outbound transportation expenses within our operating expenses rather than in our cost of sales. Total operating expenses include salaries and wages, employee benefits (including payments under our Employee Stock Ownership Plan), warehousing and delivery, selling, occupancy, insurance, administrative, share-based compensation, depreciation and amortization expense. Other expenses (income) include interest on our outstanding indebtedness, interest income and miscellaneous income and expenses.

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies are: (i) determining our allowance for doubtful accounts, (ii) determining our reserves for the self-insured portions of our workers' compensation and automobile liabilities and (iii) valuing goodwill and intangible assets. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies.

Allowance for doubtful accounts

We analyze customer creditworthiness, accounts receivable balances, payment history, payment terms and historical bad debt levels when evaluating the adequacy of our allowance for doubtful accounts. In instances where a reserve has been recorded for a particular customer, future sales to the customer are conducted using either cash-on-delivery terms, or the account is closely monitored so that as agreed upon payments are received, orders are released; a failure to pay results in held or cancelled orders. Our accounts receivable balance was $179.5 million and $179.1 million, net of the allowance for doubtful accounts of $7.0 million and $5.5 million, as of August 1, 2009 and August 2, 2008, respectively. Our notes receivable balances were $4.0 million and $3.8 million, net of the allowance for doubtful accounts of $1.9 million and $1.6 million, as of August 1, 2009 and August 2, 2008, respectively.

Insurance reserves

It is our policy to record the self-insured portions of our workers' compensation and automobile liabilities based upon actuarial methods of estimating the future cost of claims and related expenses that have been reported but not settled, and that have been incurred but not yet reported. Any projection of losses concerning workers' compensation and automobile liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting litigation trends, benefit level changes and claim settlement patterns. If actual claims incurred are greater than those anticipated, our reserves may be insufficient and additional costs could be recorded in our consolidated financial statements. Accruals for workers' compensation and automobile liabilities totaled $14.7 million and $12.5 million as of August 1, 2009 and August 2, 2008, respectively.

Valuation of goodwill and intangible assets

Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," requires that companies test goodwill for impairment at least annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have elected to perform our annual tests for indications of goodwill impairment during the fourth quarter of each fiscal year. Impairment losses are determined based upon the excess of carrying amounts over discounted expected future cash flows of the underlying business. For reporting units that indicate potential impairment, we determine the implied fair value of that reporting unit using a discounted cash flow analysis and compare such values to the respective reporting units' carrying amounts. As of August 1, 2009, our annual assessment of each of our reporting units indicated that no impairment of goodwill existed. Total goodwill as of August 1, 2009 and August 2, 2008 was $164.3 million and $170.6 million, respectively.

Intangible assets with indefinite lives are tested for impairment at least annually and between annual tests if events occur or circumstances change that would indicate that the value of the asset may be impaired. Impairment is measured as the difference between the fair value of the asset and its carrying value. There was no impairment to our indefinite lived intangible assets during 2009. Total indefinite lived intangible assets as of August 1, 2009 and August 2, 2008 were $27.4 million and $25.9 million, respectively.

Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Cash flows expected to be generated by the related assets are estimated over the asset's useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow model. There were no indicators of impairment during 2009. Total finite-lived intangible assets as of August 1, 2009 and August 2, 2008 were $10.9 million and $7.8 million, respectively.

The assessment of the recoverability of goodwill and intangible assets will be impacted if estimated future cash flows are not achieved.

Results of Operations

The following table presents, for the periods indicated, certain income and expense items expressed as a percentage of net sales:

	Year ended		
	August 1, 2009	August 2, 2008	July 28, 2007
Net sales	100.0%	100.0%	100.0%
Cost of sales	80.9%	81.2%	81.5%
Gross profit	19.1%	18.8%	18.5%
Operating expenses	15.9%	16.1%	15.1%
Impairment on assets held for sale	0.0%	0.0%	0.0%
Total operating expenses	15.9%	16.1%	15.1%
Operating income	3.2%	2.7%	3.4%
Other expense (income):			
Interest expense	0.3%	0.5%	0.4%
Interest income	0.0%	0.0%	0.0%
Other, net	0.0%	0.0%	0.0%
Total other expense	0.3%	0.5%	0.4%
Income before income taxes	2.9%	2.3%*	3.0%
Provision for income taxes	1.2%	0.9%	1.2%
Net income	1.7%	1.4%	1.8%

* *Total reflects rounding*

Note: Our 2008 fiscal year included 53 weeks of operations while our 2009 and 2007 fiscal years included 52 weeks of operations.

Fiscal year ended August 1, 2009 compared to fiscal year ended August 2, 2008

Net Sales

Our net sales increased approximately 2.6%, or $89.0 million, to a record $3.5 billion for the year ended August 1, 2009, from $3.4 billion for the year ended August 2, 2008, which included an extra week. This increase was primarily due to organic growth (sales growth excluding the impact of acquisitions) in our wholesale distribution division of $82.9 million. Our organic growth is due to the continued growth of the natural products industry in general, increased market share as a result of our focus on service and added value services, and the opening of new, and expansion of existing, distribution centers, which allow us to carry a broader selection of products. In addition to net sales growth attributable to our organic growth, we also benefited from the inclusion of product sales from the three branded product companies we acquired during fiscal 2009. We acquired UNFI Specialty on November 2, 2007, and therefore our results for the year ended August 2, 2008 include amounts attributable to this business for only approximately nine months.

On a combined basis, and excluding sales to Henry's and Sun Harvest store locations, which were divested by Whole Foods Market following its merger with Wild Oats Markets, Whole Foods Market and Wild Oats Markets accounted for approximately 33.1% and 31.0% of our net sales for the years ended August 1, 2009 and August 2, 2008, respectively. The Henry's and Sun Harvest locations divested by Whole Foods Market remain our customers, and are classified in the conventional supermarket channel.

The following table lists the percentage of sales by customer type for the years ended August 1, 2009 and August 2, 2008:

Customer Type	Percentage of Net Sales	
	2009	2008
Independently owned natural products retailers	42%	42%
Supernatural chains	33%	31%
Conventional supermarkets	20%	23%
Other	5%	4%

The decrease in sales to the conventional supermarket channel is the result of customer losses within UNFI Specialty that were in process before our acquisition of DHI.

Gross Profit

Our gross profit increased approximately 4.2%, or $26.6 million, to $660.5 million for the year ended August 1, 2009, from $633.9 million for the year ended August 2, 2008. Our gross profit as a percentage of net sales was 19.1% for the year ended August 1, 2009 and 18.8% for the year ended August 2, 2008. Gross profit as a percentage of net sales during the year ended August 1, 2009 was positively impacted by sales from UNFI Specialty, fuel surcharge revenues, and sales of our branded product lines. Gross profit as a percentage of sales for the year ended August 2, 2008 was negatively impacted by missed forward buying opportunities in that period.

We continue to expect UNFI Specialty's full service supermarket model to generate a higher gross margin over the long-term in our core distribution business; however, we also expect to incur higher operating expenses in providing those services. Under this model, we provide services typically performed by supermarket employees to our customers, such as stocking shelves, placing sales orders and rotating out damaged and expired products. We continue to focus on increasing our branded product revenues through our Blue Marble Brands division, which we believe will allow us to generate higher gross margins over the long-term, as branded product revenues generally yield higher margins.

Operating Expenses

Our total operating expenses increased approximately 1.7%, or $9.1 million, to $550.6 million for the year ended August 1, 2009, from $541.4 million for the year ended August 2, 2008. The increase in total operating expenses for the year ended August 1, 2009 was primarily due to increases in information technology expenses, fixed asset depreciation, health insurance expense, and amortization expense related to certain of our intangibles resulting from the purchase of DHI, partially offset by expense control programs across all of the Company's divisions. We have been able to partially offset the effect of rising fuel prices by increasing delivery sizes, improving route design and by opening new facilities which reduce the total distance traveled to customers. We incurred higher operating expenses during the year ended August 2, 2008 related to our branded product lines, as we built our infrastructure to support anticipated new business, and $6.3 million in labor and start-up expenses related to our new distribution facilities in Sarasota, Florida, Ridgefield, Washington, Moreno Valley, California and York, Pennsylvania.

Total operating expenses for fiscal 2009 includes share-based compensation expense of $5.5 million, compared to $4.7 million in fiscal 2008. See Note 3 "Stock Option Plans" to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

As a percentage of net sales, total operating expenses decreased to approximately 15.9% for the year ended August 1, 2009, from approximately 16.1% for the year ended August 2, 2008. The decrease in operating expenses as a percentage of net sales was primarily attributable to expense control programs, as well as lower operating expenses related to UNFI Specialty. During the year ended August 1, 2009, we incurred $7.2 million in labor, lease termination, and start-up expenses related to our new distribution facilities in Moreno Valley, California and York, Pennsylvania and the closing of our East Brunswick, New Jersey facility. We expect that the opening of new facilities will contribute efficiencies and lead to lower operating expenses related to sales over the long-term. As noted above, however, we expect to continue to incur operating expenses higher than we historically have experienced as a result of UNFI Specialty's full service supermarket model.

Operating Income

Operating income increased approximately 18.9%, or $17.4 million, to $109.9 million for the year ended August 1, 2009, from $92.5 million for the year ended August 2, 2008. As a percentage of net sales, operating income was 3.2% for the year ended August 1, 2009 compared to 2.7% for the year ended August 2, 2008.

Other Expense (Income)

Other expense (income) decreased $5.5 million to $9.7 million for the year ended August 1, 2009, from $15.3 million for the year ended August 2, 2008. Interest expense for the year ended August 1, 2009 decreased to $9.9 million from $16.1 million in the year ended August 2, 2008. The decrease in interest expense was due primarily to the decrease in debt levels as we managed our inventory balances, as well as the decrease in interest rates. Interest income for the year ended August 1, 2009 decreased to $0.5 million from $0.8 million in the year ended August 2, 2008.

Provision for Income Taxes

Our effective income tax rate was 40.9% and 37.2% for the years ended August 1, 2009 and August 2, 2008, respectively. The increase in the effective income tax rate for the year ended August 1, 2009 was primarily due to increases in state taxes. The effective income tax rate for the year ended August 2, 2008 was lower than our historical effective rate primarily due to tax credits associated with the solar panel installation projects at our Rocklin, California and Dayville, Connecticut distribution facilities. This decrease was offset by an increase in our effective income tax rate due to the acquisition of DHI. Our effective income tax rate in both fiscal years was also affected by share-based compensation for incentive stock options and the timing of disqualifying dispositions of certain share-based compensation awards. Certain incentive stock option expenses are not deductible for tax purposes until a disqualifying disposition occurs. A disqualifying disposition occurs when the option holder sells shares within one year of exercising an incentive stock option and within two years of original grant. We receive a tax benefit in the period that the disqualifying disposition occurs. Our effective income tax rate will continue to be effected by the tax impact related to incentive stock options and the timing of tax benefits related to disqualifying dispositions. In fiscal 2010, we expect our effective tax rate to be in the range of 40.0% to 41.0%.

Net Income

Net income increased $10.7 million to $59.2 million, or $1.38 per diluted share, for the year ended August 1, 2009, compared to $48.5 million, or $1.13 per diluted share, for the year ended August 2, 2008.

Fiscal year ended August 2, 2008 compared to fiscal year ended July 28, 2007

Net Sales

Our net sales increased approximately 22.2%, or $611.6 million, to $3.4 billion for the year ended August 2, 2008, from $2.8 billion for the year ended July 28, 2007. This increase was primarily due to sales from our newly acquired UNFI Specialty business of $211.4 million as well as organic growth (sales growth excluding the impact of acquisitions) in our wholesale distribution division of $389.1 million, or 14.4%. Further, approximately 2% of the increase in net sales was attributable to the extra week included in fiscal 2008. Our organic growth was due to the continued growth of the natural products industry in general, increased market share as a result of our focus on service and added value services, and the opening of new, and expansion of existing, distribution centers, which allowed us to carry a broader selection of products. In addition to net sales growth attributable to UNFI Specialty and our organic growth, we also benefited from the inclusion of sales of products we acquired from Organic Brands, LLC ("Organic Brands") and acquisitions of and other branded product lines during fiscal 2007 and fiscal 2008. However, these acquisitions impacted our cost of sales and gross profit more than they impacted our net sales.

On a combined basis, and excluding sales to Henry's and Sun Harvest store locations, which were divested by Whole Foods Market following its merger with Wild Oats Markets, Whole Foods Market and Wild Oats Markets accounted for approximately 31.0% and 34.7% of our net sales for the years ended August 2, 2008 and July 28, 2007, respectively. The Henry's and Sun Harvest locations divested by Whole Foods Market remain our customers, and are classified in the conventional supermarket channel.

The following table lists the percentage of sales by customer type for the years ended August 2, 2008 and July 28, 2007:

Customer Type	Percentage of Net Sales	
	2008	2007
Independently owned natural products retailers	42%	45%
Supernatural chains	31%	35%
Conventional supermarkets	23%	16%
Other	4%	4%

Sales to Henry's and Sun Harvest store locations have been reclassified from our supernatural chains channel into our conventional supermarket channel in both fiscal years 2008 and 2007 and will continue in this classification going forward. This reclassification resulted in an increase in sales in the conventional supermarket channel of 1.7% and a decrease in sales in the supernatural chains channel of 1.7% for the year ended July 28, 2007. In addition, sales by channel have been adjusted to reflect changes in customer types resulting from a review of our customer lists. As a result of this adjustment, sales to the independents sales channel increased 0.9% for the year ended July 28, 2007 and sales to the conventional supermarket sales channel decreased 0.9% for the year ended July 28, 2007. The overall decrease in sales to the independents and supernatural channels and the increase in sales to the supermarket channel was primarily due to the acquisition of DHI in November 2007, as our specialty distribution division primarily distributes to the supermarket channel.

Gross Profit

Our gross profit increased approximately 24.4%, or $124.3 million, to $633.9 million for the year ended August 2, 2008, from $509.6 million for the year ended July 28, 2007. Our gross profit as a percentage of net sales was 18.8% for the year ended August 2, 2008 and 18.5% for the year ended July 28, 2007. Gross profit as a percentage of net sales during the year ended August 2, 2008 was positively impacted by sales from the UNFI Specialty business and sales of our branded product lines. We worked to take advantage of forward buying opportunities during the year ended August 2, 2008 in order to improve UNFI Specialty's gross margin. We continue to expect UNFI Specialty's full service supermarket model, to generate a higher gross margin over the long-term in our core distribution business; however, we also expect to incur higher operating expenses in providing those services. Under this model, we provide services typically performed by supermarket employees to our customers, such as stocking shelves, placing sales orders and rotating out damaged and expired products. We continue to focus on increasing our branded product revenues, which we believe will allow us to generate higher gross margins over the long-term, as branded product revenues generally yield higher margins.

Gross profit as a percentage of net sales during the year ended July 28, 2007 was negatively impacted by missed forward buying opportunities, the full year effect of new customer agreements, $0.5 million of spoilage issues related to certain inventory of Albert's, and $1.9 million of incremental inventory adjustments in our broadline distribution business; partially offset by increases in rates within our fuel surcharge program, which passes to our customers the increased fuel costs associated with distributing our products to customers.

Operating Expenses

Our total operating expenses increased approximately 30.1%, or $125.3 million, to $541.4 million for the year ended August 2, 2008, from $416.1 million for the year ended July 28, 2007. The increase in total operating expenses for the year ended August 2, 2008 was primarily due to increases in infrastructure, fuel and other distribution expenses in our wholesale division to support our sales growth of approximately $31.2 million and a $60.1 million increase in operating expenses as a result of the DHI acquisition. We were able to partially offset the effect of rising fuel prices by increasing delivery sizes, improving route design and by opening new facilities which reduced the total distance traveled to customers. We also incurred higher operating expenses during the year ended August 2, 2008 related to our branded product lines, as we built our infrastructure to support anticipated new business, and $6.3 million in labor and start-up expenses related to our new distribution facilities in Sarasota, Florida, Ridgefield, Washington, Moreno Valley, California and York, Pennsylvania.

Total operating expenses for the year ended July 28, 2007 included a loss of $1.5 million related to the sale of one of our Auburn, California facilities, $1.1 million of incremental and redundant costs incurred in connection with the start up of our Sarasota, Florida facility, $1.0 million of costs to transition our expanded relationship with Whole Foods Market in the Southern Pacific region of the United States to our facility located in Fontana, California, an impairment charge of $0.8 million related to the reclassification of the remaining Auburn, California facility to held-for-sale and $0.5 million of increased expense related to our fuel hedging program. The last of our fuel hedges then existing expired in June 2007 and we have not entered into any fuel hedges since fiscal 2007. Total operating expenses for fiscal 2008 included share-based compensation expense of $4.7 million, compared to $4.0 million in fiscal 2007. See Note 3 "Stock Option Plans" to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

As a percentage of net sales, total operating expenses increased to approximately 16.1% for the year ended August 2, 2008, from approximately 15.1% for the year ended July 28, 2007. The increase in operating expenses as a percentage of net sales was primarily attributable to our acquisition of DHI, which has higher operating expenses due to the additional in store services provided to supermarket customers, $6.3 million in labor and start-up expenses related to our new distribution facilities in Sarasota, Florida, Ridgefield, Washington, Moreno Valley, California and York, Pennsylvania as well as operating inefficiencies related to the recent opening of the Sarasota, Florida and Ridgefield, Washington facilities, and our investment in infrastructure for our branded product lines. We expect that the opening of new facilities will contribute efficiencies and lead to lower operating expenses related to sales over the long-term. As noted above, however, we expect to continue to incur operating expenses higher than we historically have experienced as a result of UNFI Specialty's full service supermarket model.

Operating Income

Operating income decreased approximately 1.1%, or $1.0 million, to $92.5 million for the year ended August 2, 2008, from $93.5 million for the year ended July 28, 2007. As a percentage of net sales, operating income was 2.7% for the year ended August 2, 2008 compared to 3.4% for the year ended July 28, 2007.

Other Expense (Income)

Other expense (income) increased $4.0 million to $15.3 million for the year ended August 2, 2008, from $11.3 million for the year ended July 28, 2007. Interest expense for the year ended August 2, 2008 increased to $16.1 million from $12.1 million in the year ended July 28, 2007. The increase in interest expense was due primarily to the increase in debt levels required to fund our acquisition of DHI and three branded product companies. Debt levels also increased for the year ended August 2, 2008 compared to the year ended July 28, 2007 as a result of UNFI Specialty's working capital needs and increased inventory levels in preparation for the opening of the Sarasota, Florida and Ridgefield, Washington facilities in the first and second quarters of fiscal 2008, respectively, and capital expenditures related to the opening of our Moreno Valley, California and York, Pennsylvania facilities. Interest income for the year ended August 2, 2008 decreased to $0.8 million from $1.0 million in the year ended July 28, 2007.

Provision for Income Taxes

Our effective income tax rate was 37.2% and 39.0% for the years ended August 2, 2008 and July 28, 2007, respectively. The decrease in the effective income tax rate for the year ended August 2, 2008 was primarily due to anticipated tax credits associated with the solar panel installation projects at our Rocklin, California and Dayville, Connecticut distribution facilities. This decrease was offset by an increase in our effective income tax rate due to the acquisition of DHI. Our effective income tax rate was also affected by share-based compensation for incentive stock options and the timing of disqualifying dispositions of certain share-based compensation awards. Certain incentive stock option expenses are not deductible for tax purposes until a disqualifying disposition occurs. A disqualifying disposition occurs when the option holder sells shares within one year of exercising an incentive stock option. We receive a tax benefit in the period that the disqualifying disposition occurs. Our effective income tax rate will continue to be effected by the tax impact related to incentive stock options and the timing of tax benefits related to disqualifying dispositions. For fiscal 2009 we expected our effective tax rate to be in the range of 39.5% to 40.0%.

Net Income

Net income decreased $1.7 million to $48.5 million, or $1.13 per diluted share, for the year ended August 2, 2008, compared to $50.2 million, or $1.17 per diluted share, for the year ended July 28, 2007.

Liquidity and Capital Resources

We finance our operations and growth primarily with cash flows from operations, borrowings under our credit facility, operating leases, trade payables and bank indebtedness. In addition, from time to time, we may issue equity and debt securities to finance our operations and growth.

On April 30, 2004, we entered into an amended and restated four-year $250 million revolving credit facility secured by, among other things, our accounts receivable, inventory and general intangibles, with a bank group that was led by Bank of America Business Capital as the administrative agent. The credit facility replaced an existing $150 million revolving credit facility. The terms and conditions of our amended and restated credit facility provided us with more financial and operational flexibility, reduced costs and increased liquidity than did our prior credit facility. We amended this facility effective as of January 1, 2006, reducing the rate at which interest accrues on LIBOR borrowings from one-month LIBOR plus 0.90% to one-month LIBOR plus 0.75%.

On November 2, 2007, we amended our $250 million revolving credit facility to temporarily increase the maximum borrowing base under the credit facility from $250 million to $270 million. We used the funds available to us as a result of this amendment to fund a portion of the purchase price for our acquisition of DHI. On November 27, 2007, we amended our $270 million revolving credit facility to increase the maximum borrowing base under the credit facility from $270 million to $400 million. This amendment also provides the Company with a one-time option, subject to approval by the lenders under the credit facility, to increase the borrowing base by up to an additional $50 million. Interest accrues on borrowings under the credit facility, at our option, at either the base rate (the applicable prime lending rate of Bank of America Business Capital, as announced from time to time) or at one-month LIBOR plus 0.75%. The $400 million credit facility matures on November 27, 2012. The revolving credit facility supports our working capital requirements in the ordinary course of business and provides capital to grow our business organically or through acquisitions. As of August 1, 2009, the Company's outstanding borrowings under the amended credit facility totaled $200.0 million with an availability of $137.0 million.

In April 2003, we executed a term loan agreement in the principal amount of $30 million secured by the real property that was released from the lien under our former $150 million revolving credit facility in accordance with an amendment to the loan and security agreement related to that facility. The $30 million term loan is repayable over seven years based on a fifteen-year amortization schedule. Interest on the term loan accrued at one-month LIBOR plus 1.50%. In December 2003, we amended this term loan agreement by increasing the principal amount from $30 million to $40 million under the existing terms and conditions. On July 29, 2005, we entered into an amended term loan agreement which further increased the principal amount of this term loan from $40 million to up to $75 million and decreased the rate at which interest accrues to one-month LIBOR plus 1.00%. In connection with the amendments to our revolving credit facility described above, effective November 2, 2007 and November 27, 2007, we amended the term loan agreement to conform certain terms and conditions to the corresponding terms and conditions under our revolving credit facility. As of August 1, 2009, $56.9 million was outstanding under the term loan agreement.

On June 4, 2008, we further amended our revolving credit facility and our term loan agreement, effective as of May 28, 2008, in order to (i) waive events of default as a result of our noncompliance at April 26, 2008 with the fixed charge coverage ratio covenants under the revolving credit facility and our term loan agreement (the "Fixed Charge Coverage Ratio Covenants"), (ii) increase the interest rate applicable to borrowings under each of our revolving credit facility and our term loan by 0.25% during the period from June 1, 2008 through the date on which we demonstrate compliance with the applicable Fixed Charge Coverage Ratio Covenant, and (iii) exclude non-cash share based compensation expense from the calculation of EBITDA (as defined in the applicable agreement) in connection with the calculation of the fixed charge coverage ratio under the revolving credit facility and the term loan agreement. The revolving credit facility and our term loan agreement, as amended, require us to maintain a minimum fixed charge coverage ratio of 1.5 to 1.0 and 1.45 to 1.0, respectively, each calculated at the end of each of our fiscal quarters on a rolling four quarter basis. We were in compliance with the Fixed Charge Coverage Ratio Covenants as of the fiscal year ended August 1, 2009. The principal reason for our earlier noncompliance with the Fixed Charge Coverage Ratio Covenants was the high level of capital expenditures we made in the trailing twelve month period ended April 26, 2008. In April 2009, we further amended our revolving credit facility and our term loan agreement, effective as of February 25, 2009, in order to update certain information as a result of our stock purchase acquisitions completed during fiscal year 2009.

We believe that our capital requirements for fiscal 2010 will be between $35 and $39 million. We will finance these requirements with cash generated from operations and the use of our existing credit facilities. Our planned capital projects will provide both expanded facilities and technology that we believe will provide us with the capacity to continue to support the growth and expansion of our business. We believe that our future capital requirements will be lower than our anticipated fiscal 2010 requirements, as a percentage of net sales, although we plan to continue to invest in technology and expand our facilities. Future investments and acquisitions will be financed through either equity or long-term debt negotiated at the time of the potential acquisition.

Net cash provided by operations was $108.3 million for the year ended August 1, 2009, an increase of $99.2 million from the $9.1 million provided by operations for the year ended August 2, 2008. The primary reasons for the increase in cash flows from operations for the year ended August 1, 2009 were an increase in net income and a decrease in inventories. The decrease in inventory levels is the result of the increased focus on our balance sheet in order to pay down our debt. Net cash provided by operations was $9.1 million for the year ended August 2, 2008, as the result of net income of $48.5 million, the $58.1 million investment in inventories, and the $8.3 million decrease in accounts payable. Days in inventory was 52 days at August 1, 2009 and 53 days at August 2, 2008. Days sales outstanding worsened slightly to 21 days at August 1, 2009, compared to 20 days at August 2, 2008. Working capital increased by $58.2 million, or 52.5%, to $169.1 million at August 1, 2009, compared to working capital of $110.9 million at August 2, 2008.

Net cash used in investing activities decreased $122.1 million to $36.8 million for the year ended August 1, 2009, compared to $158.9 million for the year ended August 2, 2008. The decrease from the fiscal year ended August 2, 2008 was primarily due to the fiscal 2008 purchase of DHI included in purchases of acquired businesses, net of cash.

Net cash used in financing activities was $86.6 million for the year ended August 1, 2009, primarily due to repayments on borrowings under notes payable. Net cash provided by financing activities was $158.1 million for the year ended August 2, 2008, primarily due to financing related to our acquisition of DHI, partially offset by repayments on long-term debt.

On December 1, 2004, our Board of Directors authorized the repurchase of up to $50 million of common stock from time to time in the open market or in privately negotiated transactions. As part of the stock repurchase program, we purchased 228,800 shares of our common stock for our treasury during the year ended July 29, 2006 at an aggregate cost of approximately $6.1 million. All shares were purchased at prevailing market prices. No such purchases were made during the years ended August 2, 2008 or July 28, 2007, and the authorization to repurchase has expired.

In August 2005, we entered into an interest rate swap agreement effective July 29, 2005. This interest rate swap agreement has an initial notional amount of $50 million and provides for us to pay interest at a fixed rate of 4.70% while receiving interest for the same period at one-month LIBOR on the same notional principal amount. The interest rate swap agreement has a seven year term with an amortizing notional amount which adjusts down on the dates payments are due on the underlying term loan. The swap has been entered into as a hedge against LIBOR movements on current variable rate indebtedness totaling $56.9 million at one-month LIBOR plus 1.00%, thereby fixing our effective rate on the notional amount at 5.70%. One-month LIBOR was 0.28% as of August 1, 2009. The swap agreement qualifies as an "effective" hedge under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133").

We may from time to time enter into commodity swap agreements to reduce price risk associated with our anticipated purchases of diesel fuel. These commodity swap agreements hedge a portion of our expected fuel usage for the periods set forth in the agreements. We monitor the commodity (NYMEX #2 Heating oil) used in our swap agreements to determine that the correlation between the commodity and diesel fuel is deemed to be "highly effective." During the fiscal years ended August 1, 2009 and August 2, 2008, we had no outstanding commodity swap agreements.

In addition to the previously discussed interest rate and commodity swap agreements, from time-to-time we enter into fixed price fuel supply agreements. As of August 1, 2009, we entered into agreements which require us to purchase a total of 200,000–242,000 gallons of diesel fuel per month at prices ranging from $2.20 to $2.84 per gallon. The terms of the agreements are through July 2010. During fiscal 2008 and 2007 we did not have any fixed price fuel supply agreements. These fixed price fuel agreements qualified for the "normal purchase" exception under SFAS 133, therefore the fuel purchases under these contracts will be expensed as incurred and included within operating expenses.

Commitments and Contingencies

The following schedule summarizes our contractual obligations and commercial commitments as of August 1, 2009:

	Payments Due by Period				
	Total	Less than One Year	1–3 Years	3–5 Years	Thereafter
Inventory purchase commitments	$ 27,679	$27,679	—	—	—
Diesel fuel purchase commitments	6,000	6,000	—	—	—
Notes payable	200,000	—	—	$200,000	—
Long-term debt	58,878	5,020	$ 52,872	720	$ 266
Deferred compensation	14,346	1,045	2,430	2,398	8,473
Long-term non-capitalized leases	205,630	34,503	58,038	41,671	71,418
Total	$512,533	$74,247	$113,340	$244,789	$80,157

The notes payable, long-term debt and non-capitalized lease obligations shown above exclude interest payments due. The notes payable obligations shown reflect the expiration of the credit facility, not necessarily the underlying individual borrowings. In addition, cash to be paid for income taxes is excluded from the table above.

We had outstanding letters of credit of approximately $17.4 million at August 1, 2009.

Assets mortgaged amounted to approximately $102.0 million at August 1, 2009.

Seasonality

Generally, we do not experience any material seasonality. However, our sales and operating results may vary significantly from quarter to quarter due to factors such as changes in our operating expenses, management's ability to execute our operating and growth strategies, personnel changes, demand for natural products, supply shortages and general economic conditions.

Recently Issued Financial Accounting Standards

In September 2006, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements under other accounting pronouncements, but does not change the existing guidance as to whether or not an instrument is carried at fair value. The statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"), which delays the effective date of SFAS 157 by one year for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis. In October 2008, the FASB issued FASB Staff Position 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active* ("FSP 157-3"), which clarifies the application of SFAS 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. In April 2009, the FASB issued FASB Staff Position 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* ("FSP 157-4"), which provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 was effective for interim and annual reporting periods ending after June 15, 2009, and is to be applied prospectively. We adopted SFAS 157 and FSP 157-3 effective August 3, 2008, and we adopted FSP 157-4 effective August 1, 2009. These adoptions did not have a material effect on our consolidated financial statements. In accordance with FSP 157-2, we have delayed the implementation of the provisions of SFAS 157 related to the fair value of goodwill, other intangible assets, and non-financial long-lived assets until our fiscal year beginning August 2, 2009. We do not expect the full adoption of SFAS 157 in accordance with FSP 157-2 to have a material effect on the disclosures that accompany our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The statement is effective for fiscal years beginning after November 15, 2007. As of May 2, 2009, we have not elected to adopt the fair value option under SFAS 159 for any financial instruments or other items.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"), which is a revision of SFAS No. 141, *Business Combinations*. SFAS 141(R) continues to require the purchase method of accounting for business combinations and the identification and recognition of intangible assets separately from goodwill. SFAS 141(R) requires, among other things, the buyer to: (1) fair value assets and liabilities acquired as of the acquisition date (i.e., a "fair value" model rather than a "cost allocation" model); (2) expense acquisition-related costs; (3) recognize assets or liabilities assumed arising from contractual contingencies at the acquisition date using acquisition-date fair values; (4) recognize goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest over the acquisition-date fair value of net assets acquired; (5) recognize at acquisition any contingent consideration using acquisition-date fair values (i.e., fair value earn-outs in the initial accounting for the acquisition); and (6) eliminate the recognition of liabilities for restructuring costs expected to be incurred as a result of the business combination. SFAS 141(R) also defines a "bargain" purchase as a business combination where the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus the fair value of any noncontrolling interest. Under this circumstance, the buyer is required to recognize such excess (formerly referred to as "negative goodwill") in earnings as a gain. In addition, if the buyer determines that some or all of its previously booked deferred tax valuation allowance is no longer needed as a result of the business combination, SFAS 141(R) requires that the reduction or elimination of the valuation allowance be accounted as a reduction of income tax expense. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. We will apply SFAS 141(R) to any acquisitions that are made on or after August 2, 2009.

In December 2007, the FASB issued SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* ("SFAS 160"). This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of SFAS 160 to have a material effect on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities-an Amendment of SFAS No. 133* ("SFAS 161"). SFAS 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*; and (c) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008 and early adoption is permitted. The adoption of SFAS 161 did not have a material effect on the disclosures that accompany our consolidated financial statements.

In April 2008, the FASB staff issued FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We do not expect the adoption of FSP 142-3 to have a material effect on our consolidated financial statements.

In June 2008, the FASB staff issued FASB Staff Position Emerging Issues Task Force 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. FSP EITF 03-6-1 requires that all earnings per share data presented for prior periods be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of the Staff Position. Early adoption is not permitted. We do not expect the adoption of FSP EITF 03-6-1 to have a material effect on our consolidated financial statements.

In April 2009, the FASB staff issued FASB Staff Position 107-1 and Accounting Principals Board 28-1, *Interim Disclosures about Fair Value of Financial Instruments* ("FSP 107-1 and APB 28-1"). FSP FAS 107-1 and APB 28-1 amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," (SFAS 107) to require disclosures about fair value of financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements. Prior to FSP 107-1 and APB 28-1, fair values for these assets and liabilities were only disclosed annually. FSP 107-1 and APB 28-1 applies to all financial instruments within the scope of SFAS 107 and requires all entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. FSP 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009. We do not expect the adoption of FSP 107-1 and APB 28-1 to have a material effect on the disclosures that accompany our interim consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* ("SFAS 165"). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 requires the disclosure of the date through we have evaluated subsequent events and the basis for that date. SFAS 165 is effective for interim or annual periods ending after June 15, 2009. We adopted SFAS 165 effective August 1, 2009. See note 1(t) to the consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to interest rate fluctuations on our borrowings. As more fully described in Note 8 "Fair Value Measurements of Financial Instruments" to the Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, we use interest rate swap agreements to modify variable rate obligations to fixed rate obligations.

At August 1, 2009, we were a party to one interest rate swap agreement, which relates to our $75 million term loan agreement and which we entered into during August 2005 (the "2005 swap"). We account for the 2005 swap using hedge accounting treatment because the derivative has been determined to be highly effective in achieving offsetting changes in fair value of the hedged items. The 2005 swap requires us to pay interest for a seven-year period at a fixed rate of 4.70% on an initial amortizing notional principal amount of $50 million, while receiving interest for the same period at one-month LIBOR on the same amortizing notional principal amount. The 2005 swap has been entered into as a hedge against LIBOR movements on current variable rate indebtedness totaling $56.9 million at LIBOR plus 1.00%, thereby fixing our effective rate on the notional amount at 5.70%. Under this method of accounting, at August 1, 2009, we recorded a liability of $2.7 million representing the fair value of the 2005 swap. We do not enter into derivative agreements for trading purposes.

At August 1, 2009, we had long-term floating rate debt of $56.9 million and long-term fixed rate debt of $2.0 million, representing approximately 97% and 3%, respectively, of our long-term debt. At August 2, 2008, we had long-term floating rate debt of $61.2 million and long-term fixed rate debt of $2.3 million, representing 96% and 4%, respectively, of our long-term debt. Holding other swap terms and debt levels constant, a 25 basis point decrease in interest rates would change the unrealized fair market value of the fixed rate debt by approximately $14,000 and $19,000 at August 1, 2009 and August 2, 2008, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements listed below are filed as part of this Annual Report on Form 10-K.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
United Natural Foods, Inc.:

We have audited the accompanying consolidated balance sheets of United Natural Foods, Inc. and subsidiaries (the "Company") as of August 1, 2009 and August 2, 2008, and the related consolidated statements of income, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended August 1, 2009. We also have audited the Company's internal control over financial reporting as of August 1, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 1, 2009 and August 2, 2008, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended August 1, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 1, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Providence, Rhode Island
September 29, 2009

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	August 1, 2009	August 2, 2008
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 10,269	$ 25,333
Accounts receivable, net of allowance of $6,984 and $5,535, respectively	179,455	179,063
Notes receivable, trade, net of allowance of $380 and $130, respectively	1,799	1,412
Inventories	366,611	394,364
Prepaid expenses and other current assets	16,423	13,307
Deferred income taxes	18,074	14,221
Total current assets	592,631	627,700
Property & equipment, net	242,051	234,115
Goodwill	164,333	170,609
Intangible assets, net of accumulated amortization of $3,806 and $1,671, respectively	38,358	33,689
Notes receivable, trade, net of allowance of $1,512 and $1,423, respectively	2,176	2,349
Other	19,001	16,021
Total assets	$1,058,550	$1,084,483
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 200,000	$ 288,050
Accounts payable	155,211	160,418
Accrued expenses and other current liabilities	63,347	63,308
Current portion of long-term debt	5,020	5,027
Total current liabilities	423,578	516,803
Long-term debt, excluding current portion	53,858	58,485
Deferred income taxes	12,297	9,058
Other long-term liabilities	24,345	20,087
Total liabilities	514,078	604,433
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, authorized 5,000 shares; none issued or outstanding	—	—
Common stock, $0.01 par value, authorized 100,000 shares; 43,237 issued and 43,008 outstanding shares at August 1, 2009; 43,100 issued and 42,871 outstanding shares at August 2, 2008	432	431
Additional paid-in capital	175,182	169,238
Treasury stock	(6,092)	(6,092)
Unallocated shares of Employee Stock Ownership Plan	(877)	(1,040)
Accumulated other comprehensive loss	(1,623)	(753)
Retained earnings	377,450	318,266
Total stockholders' equity	544,472	480,050
Total liabilities and stockholders' equity	$1,058,550	$1,084,483

See notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal year ended		
	August 1, 2009	August 2, 2008	July 28, 2007
	(In thousands, except per share data)		
Net sales	$3,454,900	$3,365,857	$2,754,280
Cost of sales (Note 1)	2,794,419	2,731,965	2,244,702
Gross profit	660,481	633,892	509,578
Operating expenses	550,560	541,413	415,337
Impairment on assets held for sale	—	—	756
Total operating expenses	550,560	541,413	416,093
Operating income	109,921	92,479	93,485
Other expense (income):			
Interest expense	9,914	16,133	12,089
Interest income	(450)	(768)	(975)
Other, net	275	(82)	156
Total other expense	9,739	15,283	11,270
Income before income taxes	100,182	77,196	82,215
Provision for income taxes	40,998	28,717	32,062
Net income	$ 59,184	$ 48,479	$ 50,153
Basic per share data:			
Net income	$ 1.38	$ 1.14	$ 1.18
Weighted average basic shares of common stock	42,849	42,690	42,445
Diluted per share data:			
Net income	$ 1.38	$ 1.13	$ 1.17
Weighted average diluted shares of common stock	42,993	42,855	42,786

See notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock		Additional Paid in Capital	Unallocated Shares of ESOP	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
					(In thousands)				
Balances at July 29, 2006	42,477	$425	229	$(6,092)	$149,840	$(1,380)	$ 1,047	$219,634	$363,474
Allocation of shares to ESOP						177			177
Issuance of common stock and restricted stock, net	574	6			7,121				7,127
Share-based compensation					3,994				3,994
Tax benefit associated with stock plans					2,518				2,518
Fair value of swap agreements, net of tax							(648)		(648)
Net income								50,153	50,153
Total comprehensive income									49,505
Balances at July 28, 2007	43,051	431	229	(6,092)	163,473	(1,203)	399	269,787	426,795
Allocation of shares to ESOP						163			163
Issuance of common stock and restricted stock, net	49	—			920				920
Share-based compensation					4,674				4,674
Tax benefit associated with stock plans					171				171
Fair value of swap agreement, net of tax							(1,152)		(1,152)
Net income								48,479	48,479
Total comprehensive income									47,327
Balances at August 2, 2008	43,100	431	229	(6,092)	169,238	(1,040)	(753)	318,266	480,050
Allocation of shares to ESOP						163			163
Issuance of common stock and restricted stock, net	137	1			1,038				1,039
Share-based compensation					5,504				5,504
Tax expense associated with stock plans					(598)				(598)
Fair value of swap agreement, net of tax							(870)		(870)
Net income								59,184	59,184
Total comprehensive income									58,314
Balances at August 1, 2009	43,237	$432	229	$(6,092)	$175,182	$ (877)	$(1,623)	$377,450	$544,472

See notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	August 1, 2009	August 2, 2008	July 28, 2007
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 59,184	$ 48,479	$ 50,153
Adjustments to reconcile net income to net cash provided by operating activites:			
Depreciation and amortization	27,029	22,544	18,376
Loss on disposals of property and equipment	262	158	1,997
Impairment on assets held for sale	—	—	756
Deferred income tax expense	239	2,257	1,707
Provision for doubtful accounts	4,759	2,707	1,528
Share-based compensation	5,504	4,674	3,994
Gain on forgiveness of loan	—	(157)	—
Changes in assets and liabilities, net of acquired companies:			
Accounts receivable	(3,950)	(8,339)	(10,216)
Inventories	30,398	(58,112)	(52,975)
Prepaid expenses and other assets	(2,729)	(6,434)	(5,772)
Notes receivable, trade	(652)	713	(469)
Accounts payable	(13,836)	(8,319)	27,739
Accrued expenses	2,115	8,958	(1,308)
Net cash provided by operating activities	108,323	9,129	35,510
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(32,353)	(51,083)	(46,804)
Purchases of acquired businesses, net of cash acquired	(4,495)	(107,812)	(9,303)
Proceeds from disposals of property and equipment	98	—	5,452
Other investing activities	—	—	(1,010)
Net cash used in investing activities	(36,750)	(158,895)	(51,665)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (repayments) borrowings under notes payable	(88,050)	168,050	(5,005)
Proceeds from borrowing of long-term debt	—	—	10,000
Proceeds from exercise of stock options	1,038	920	7,127
Repayments of long-term debt	(4,634)	(8,332)	(6,216)
Tax benefit from equity awards	234	171	2,518
Increase (decrease) in bank overdraft	8,494	(1,435)	4,691
Principal payments of capital lease obligations	—	—	(4)
Payments on life insurance policy loans	(3,072)	—	—
Capitalized debt issuance costs	(647)	(1,285)	—
Net cash (used in) provided by financing activities	(86,637)	158,089	13,111
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(15,064)	8,323	(3,044)
Cash and cash equivalents at beginning of period	25,333	17,010	20,054
Cash and cash equivalents at end of period	$ 10,269	$ 25,333	$ 17,010
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest, net of amounts capitalized	$ 9,094	$ 16,469	$ 11,877
Federal and state income taxes, net of refunds	$ 43,978	$ 27,618	$ 28,607
Supplemental disclosure of noncash investing and financing activities:			
Fair value of assets acquired	$ —	$ —	$ 8,498
Cash paid for assets	—	—	(5,498)
Liabilities incurred (see Note 2)	$ —	$ —	$ 3,000

See notes to consolidated financial statements.

UNITED NATURAL FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Business

United Natural Foods, Inc. and subsidiaries (the "Company") is a leading national distributor and retailer of natural, organic and specialty products. The Company sells its products primarily throughout the United States.

(b) Basis of Presentation

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's presentation.

The fiscal year of the Company ends on the Saturday closest to July 31. As such, fiscal 2009, 2008, and fiscal 2007 ended on August 1, 2009, August 2, 2008 and July 28, 2007, respectively. Fiscal 2008 was a 53 week year, and fiscal 2009 and 2007 were 52 week years. Our interim quarters consist of 13 weeks, except for the fourth quarter of fiscal 2008, which consisted of 14 weeks.

Net sales consist primarily of sales of natural, organic and specialty products to retailers, adjusted for customer volume discounts, returns and allowances. Net sales also includes amounts charged by the Company to customers for shipping and handling, and fuel surcharges. The principal components of cost of sales include the amount paid to manufacturers and growers for product sold, plus the cost of transportation necessary to bring the product to the Company's distribution facilities. Cost of sales also includes amounts incurred by the Company's manufacturing subsidiary, United Natural Trading Co., which does business as Woodstock Farms, for inbound transportation costs, depreciation for manufacturing equipment and consideration received from suppliers in connection with the purchase or promotion of the suppliers' products. Operating expenses include salaries and wages, employee benefits (including payments under the Company's Employee Stock Ownership Plan), warehousing and delivery, selling, occupancy, insurance, administrative, share-based compensation and amortization expense. Operating expenses also includes depreciation expense related to the wholesale and retail divisions. Other expense (income) include interest on outstanding indebtedness, interest income and miscellaneous income and expenses.

(c) Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

(d) Inventories and Cost of Sales

Inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out (FIFO) method. Allowances received from suppliers are recorded as reductions in cost of sales upon the sale of the related products.

(e) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Equipment under capital leases is stated at the lower of the present value of minimum lease payments at the inception of the lease or the fair value of the asset. Depreciation and amortization of property and equipment is computed on a straight-line basis, over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Applicable interest charges incurred during the construction of new facilities is capitalized as one of the elements of cost and is amortized over the assets' estimated useful lives. Interest capitalized for each of the years ended August 1, 2009, August 2, 2008 and July 28, 2007 was $0.3 million, $0.7 million and $0.2 million, respectively.

Property and equipment consisted of the following at August 1, 2009 and August 2, 2008:

	Original Estimated Useful Lives (Years)	2009	2008
	(In thousands, except years)		
Land		$ 14,920	$ 14,910
Buildings and improvements	20-40	160,947	160,317
Leasehold improvements	5-20	53,820	22,681
Warehouse equipment	3-30	83,000	72,153
Office equipment	3-10	50,831	47,436
Motor vehicles	3-7	4,668	4,773
Construction in progress		10,356	27,807
		378,542	350,077
Less accumulated depreciation and amortization		136,491	115,962
Net property and equipment		$242,051	$234,115

(f) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The Company adopted the provisions of FIN 48 on July 29, 2007 and there was no material effect on the consolidated financial statements. As a result, the Company did not record any cumulative effect adjustment related to the adoption of FIN 48. The Company's policy to include interest and penalties related to unrecognized tax benefits as a component of income tax expense did not change as a result of the adoption of FIN 48.

(g) Long-Lived Assets

Management reviews long-lived assets, including finite-lived intangible assets, for indicators of impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Cash flows expected to be generated by the related assets are estimated over the assets' useful lives based on updated projections. If the evaluation indicates that the carrying amount of an asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow model.

(h) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives are not amortized. Intangible assets with definite lives are amortized on a straight-line basis over the following lives:

Customer relationships	5-8 years
Non-compete agreements	2-4 years
Trademarks and tradenames	5-27 years

Goodwill is assigned to the reporting units that are expected to benefit from the synergies of the business combination. The recoverability of goodwill and indefinite-lived intangible assets is assessed annually, or more frequently as needed when events or changes have occurred that would suggest an impairment of carrying value. Goodwill is assessed by determining whether the fair values of the applicable reporting units exceed their carrying values. For reporting units that indicate potential impairment, the goodwill impairment is measured based on the implied fair value of the reporting unit and related residual goodwill. If the carrying value of the reporting unit goodwill exceeds the implied value, an impairment charge is recorded. Impairment of other indefinite lived intangible assets is measured as the difference between the fair value of the asset and its carrying value. The evaluation of fair value requires the use of projections, estimates and assumptions as to the future performance of the operations in performing a discounted cash flow analysis, as well as assumptions regarding sales and earnings multiples that would be applied in comparable acquisitions. As of August 1, 2009, the Company's annual assessment of each of its reporting units and indefinite lived intangible assets indicated that no impairment existed.

The changes in the carrying amount of goodwill and the amount allocated by reportable segment for the years presented are as follows (in thousands):

	Wholesale	Other	Total
Goodwill as of July 28, 2007	64,032	15,871	79,903
Goodwill arising from business combinations	90,088	618	90,706
Goodwill as of August 2, 2008	154,120	16,489	170,609
Goodwill adjustment for final DHI valuation	(7,150)	0	(7,150)
Goodwill arising from business combinations	0	874	874
Goodwill as of August 1, 2009	$146,970	$17,363	$164,333

The following table presents details of the Company's other intangible assets (in thousands):

	August 1, 2009			August 2, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets:						
Customer relationships	$10,730	$2,347	$ 8,383	$ 5,070	$ 760	$ 4,310
Non-compete agreements	1,780	1,332	448	2,132	863	1,269
Trademarks and tradenames	2,233	127	2,106	2,233	48	2,185
Total amortized intangible assets	14,743	3,806	10,937	9,435	1,671	7,764
Unamortized intangible assets:						
Trademarks and tradenames	27,421	—	27,421	25,925	—	25,925
Total	$42,164	$3,806	$38,358	$35,360	$1,671	$33,689

Amortization expense was $2.4 million, $1.5 million, and $0.1 million for the years ended August 1, 2009, August 2, 2008, and July 28, 2007, respectively. The estimated future amortization expense for the next five fiscal years on finite lived intangible assets outstanding as of August 1, 2009 is shown below:

Fiscal Year:	(In thousands)
2010	$1,784
2011	1,505
2012	1,421
2013	1,421
2014	1,421
	$7,552

(i) Revenue Recognition and Concentration of Credit Risk

The Company records revenue upon delivery of products. Revenues are recorded net of applicable sales discounts and estimated sales returns. Sales incentives provided to customers are accounted for as reductions in revenue as the related revenue is recorded. The Company's sales are primarily with customers located throughout the United States.

Whole Foods Market, Inc. ("Whole Foods Market") was the Company's largest customer in fiscal 2009. Whole Foods Market and Wild Oats Markets, Inc. ("Wild Oats Markets") were the Company's largest two customers in fiscal 2008 and 2007. In August 2007, Whole Foods Market and Wild Oats Markets completed their previously-announced merger, as a result of which, Wild Oats Markets became a wholly-owned subsidiary of Whole Foods Market. Whole Foods Market sold all thirty-five of Wild Oats Markets' Henry's and Sun Harvest store locations to a subsidiary of Smart & Final Inc. on September 30, 2007. On a combined basis and excluding sales to Henry's and Sun Harvest store locations, Whole Foods Market and Wild Oats Markets accounted for approximately 33.1%, 31.0% and 34.7% of our net sales for the years ended August 1, 2009, August 2, 2008 and July 28, 2007, respectively. There were no other customers that generated 10% or more of the Company's net sales.

The Company analyzes customer creditworthiness, accounts receivable balances, payment history, payment terms and historical bad debt levels when evaluating the adequacy of its allowance for doubtful accounts. In instances where a reserve has been recorded for a particular customer, future sales to the customer are conducted using either cash-on-delivery terms, or the account is closely monitored so that as agreed upon payments are received, orders are released; a failure to pay results in held or cancelled orders.

(j) Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments. The carrying value of notes receivable and long-term debt are based on the instruments' interest rate, terms, maturity date and collateral, if any, in comparison to the Company's incremental borrowing rate for similar financial instruments.

The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

	August 1, 2009		August 2, 2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Assets:				
Cash and cash equivalents	$ 10,269	$ 10,269	$ 25,333	$ 25,333
Accounts receivable	179,455	179,455	179,063	179,063
Notes receivable	3,975	3,975	3,761	3,761
Liabilities:				
Notes payable	200,000	200,000	288,050	288,050
Long term debt, including current portion	58,878	59,015	63,512	63,765
Swap agreements:				
Interest rate swap	(2,717)	(2,717)	(1,199)	(1,199)

(k) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based on amounts that differ from those estimates.

(l) Notes Receivable, Trade

The Company issues trade notes receivable to certain customers under two basic circumstances; inventory purchases for initial store openings and overdue accounts receivable. Notes issued in connection with store openings are generally receivable over a period not to exceed twelve months. Notes issued in connection with overdue accounts receivable may extend for periods greater than one year. All notes are issued at a market interest rate and contain certain guarantees and collateral assignments in favor of the Company.

(m) Share-Based Compensation

The Company adopted FASB Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"), effective August 1, 2005. SFAS 123(R) requires the recognition of the fair value of share-based compensation in net income. The Company has three share-based employee compensation plans, which are described more fully in Note 3. Share-based compensation consists of stock options, restricted stock awards, restricted stock units and performance units. Stock options are granted to employees at exercise prices equal to the fair market value of the Company's stock at the dates of grant. Generally, stock options, restricted stock awards and restricted stock units granted to employees vest ratably over four years from the grant date. The performance units granted to the Company's President and Chief Executive Officer vest at the end of fiscal 2010 in accordance with the terms of Mr. Spinner's Performance Unit agreement. The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period of the individual grants, which generally equals the vesting period.

SFAS 123(R) also requires that compensation expense be recognized for only that portion of stock based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee termination activity to reduce the amount of compensation expense recognized. If the actual forfeitures differ from the estimate, additional adjustments to compensation expense may be required in future periods.

The Company receives an income tax deduction for grants of restricted stock awards and restricted stock units when they vest and for stock options exercised by employees equal to the excess of the market value of our common stock on the date of exercise over the option price. Excess tax benefits (tax benefits resulting from tax deductions in excess of compensation cost recognized) are classified as a cash flow provided by financing activities in the accompanying Consolidated Statement of Cash Flows in accordance with SFAS 123(R).

(n) Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adding the dilutive potential common shares to the weighted average number of common shares that were outstanding during the period. For purposes of the diluted earnings per share calculation, outstanding stock options, restricted stock awards and restricted stock units are considered common stock equivalents, using the treasury stock method. A reconciliation of the weighted average number of shares outstanding used in the computation of the basic and diluted earnings per share for all periods presented follows:

	Years ended		
	August 1, 2009	**August 2, 2008**	**July 28, 2007**
	(In thousands)		
Basic weighted average shares outstanding	42,849	42,690	42,445
Net effect of dilutive common stock equivalents based upon the treasury stock method	144	165	341
Diluted weighted average shares outstanding	42,993	42,855	42,786
Potential anti-dilutive common shares excluded from the computation above	1,436	1,052	441

(o) Comprehensive Income (Loss)

Comprehensive income is reported in accordance with SFAS No. 130, *Reporting Comprehensive Income*, and includes net income and the change in other comprehensive income (loss). Other comprehensive loss is comprised of the net change in fair value of derivative instruments designated as cash flow hedges. For all periods presented, we display comprehensive income (loss) and its components as part of the consolidated statements of stockholders' equity.

(p) Derivative Financial Instruments

The Company is exposed to market risks arising from changes in interest rates and fuel costs. The Company uses derivatives principally in the management of interest rate and fuel price exposure. The Company does not utilize derivatives that contain leverage features. On the date on which the Company enters into a derivative transaction, the derivative is designated as a hedge of the identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction. In this documentation, the Company specifically identifies the asset, liability, firm commitment, forecasted transaction, or net investment that has been designated as the hedged item and states how the hedging instrument is expected to reduce the risks related to the hedged item. The Company measures effectiveness of its hedging relationships both at hedge inception and on an ongoing basis as needed.

(q) Shipping and Handling Fees and Costs

The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are generally recorded in cost of sales, whereas shipping and handling costs for outbound freight are recorded in operating expenses.

(r) Reserves for Self Insurance

The Company is primarily self-insured for workers' compensation, and general and automobile liability insurance. It is the Company's policy to record the self-insured portion of workers' compensation and automobile liabilities based upon actuarial methods to estimate the future cost of claims and related expenses that have been reported but not settled, and that have been incurred but not yet reported. Any projection of losses concerning workers' compensation and automobile liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting litigation trends, benefit level changes and claim settlement patterns.

(s) Operating Lease Expenses

The Company records lease payments via the straight-line method and, for leases with step rent provisions whereby the rental payments increase over the life of the lease, and for leases where the Company receives rent-free periods, the Company recognizes the total minimum lease payments on a straight-line basis over the lease term.

(t) Subsequent Events

The Company evaluated events occurring between the end of its most recent fiscal year and September 30, 2009, the date the financial statements were issued.

(u) Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements under other accounting pronouncements, but does not change the existing guidance as to whether or not an instrument is carried at fair value. The statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2") which delays the effective date of SFAS 157 by one year for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis. In October 2008, the FASB issued FASB Staff Position 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active* ("FSP 157-3"), which clarifies the application of SFAS 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. In April 2009, the FASB issued FASB Staff Position 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* ("FSP 157-4"), which provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 was effective for interim and annual reporting periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted SFAS 157 and FSP 157-3 effective August 3, 2008, and adopted FSP 157-4 effective August 1, 2009. These adoptions did not have a material effect on its consolidated financial statements. In accordance with FSP 157-2, the Company has delayed the implementation of the provisions of SFAS 157 related to the fair value of goodwill, other intangible assets, and non-financial long-lived assets until its 2010 fiscal year. The Company does not expect the full adoption of SFAS 157 in accordance with FSP 157-2 will have a material effect on the disclosures that accompany its consolidated financial statements. Refer to Note 5 for further discussion regarding the adoption of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The statement is effective for fiscal years beginning after November 15, 2007. As of May 2, 2009, the Company has not elected to adopt the fair value option under SFAS 159 for any financial instruments or other items.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"), which is a revision of SFAS No. 141, *Business Combinations*. SFAS 141(R) continues to require the purchase method of accounting for business combinations and the identification and recognition of intangible assets separately from goodwill. SFAS 141(R) requires, among other things, the buyer to: (1) account for the fair value of assets and liabilities acquired as of the acquisition date (i.e., a "fair value" model rather than a "cost allocation" model); (2) expense acquisition-related costs; (3) recognize assets or liabilities assumed arising from contractual contingencies at the acquisition date using acquisition-date fair values; (4) recognize goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest over the acquisition-date fair value of net assets acquired; (5) recognize at acquisition any contingent consideration using acquisition-date fair values (i.e., fair value earn-outs in the initial accounting for the acquisition); and (6) eliminate the recognition of liabilities for restructuring costs expected to be incurred as a result of the business combination. SFAS 141(R) also defines a "bargain" purchase as a business combination where the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus the fair value of any noncontrolling interest. Under this circumstance, the buyer is required to recognize such excess (formerly referred to as "negative goodwill") in earnings as a gain. In addition, if the buyer determines that some or all of its previously booked deferred tax valuation allowance is no longer needed as a result of the business combination, SFAS 141(R) requires that the reduction or elimination of the valuation allowance be accounted as a reduction of income tax expense. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. The Company will apply SFAS 141(R) to any acquisitions that are made on or after August 2, 2009.

In December 2007, the FASB issued SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* ("SFAS 160"). This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities-an Amendment of SFAS No. 133* ("SFAS 161"). SFAS 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under SFAS No. 133; and (c) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008 and early adoption is permitted. The adoption of SFAS 161 did not have a material effect on the disclosures that accompany its consolidated financial statements.

In April 2008, the FASB staff issued FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company does not expect the adoption of FSP 142-3 to have a material effect on its consolidated financial statements.

In June 2008, the FASB staff issued FASB Staff Position Emerging Issues Task Force 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. FSP EITF 03-6-1 requires that all earnings per share data presented for prior periods be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of the Staff Position. Early adoption is not permitted. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material effect on its consolidated financial statements.

In April 2009, the FASB staff issued FASB Staff Position 107-1 and Accounting Principals Board 28-1, *Interim Disclosures about Fair Value of Financial Instruments* ("FSP 107-1 and APB 28-1"). FSP FAS 107-1 and APB 28-1 amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments ("SFAS 107"), to require disclosures about fair value of financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements. Prior to FSP 107-1 and APB 28-1, fair values for these assets and liabilities were only disclosed annually. FSP 107-1 and APB 28-1 applies to all financial instruments within the scope of SFAS 107 and requires all entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. FSP 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009. The Company does not expect the adoption of FSP 107-1 and APB 28-1 will have a material effect on the disclosures that accompany its interim consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* ("SFAS 165"). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 requires the disclosure of the date through we have evaluated subsequent events and the basis for that date. SFAS 165 is effective for interim or annual periods ending after June 15, 2009. The Company adopted SFAS effective August 1, 2009. See note 1(t) to the consolidated financial statements.

(2) ACQUISITIONS

Wholesale Segment

On November 2, 2007, the Company acquired Distribution Holdings, Inc. and its wholly-owned subsidiary Millbrook Distribution Services, Inc. (DHI), a distributor of specialty food items (including ethnic, kosher, gourmet, organic and natural foods), health and beauty care items and other non-food items from distribution centers located in Massachusetts, New Jersey, and Arkansas, to customers throughout the United States. The Company believes that the acquisition of DHI accomplishes certain strategic objectives, including accelerating the expansion into a number of historically high-growth business channels and establishing immediate market share in the fast-growing specialty foods market.

The Company also believes that the acquisition of DHI provides valuable strategic opportunities enabling the Company to further leverage its existing and future relationships in the supermarket business channel and that DHI's complementary product lines present opportunities for cross-selling which will further grow the Company's wholesale distribution business. These factors contributed to the purchase price that resulted in goodwill, as further noted below. Of the total amount of goodwill recorded, approximately $9.3 million is deductible for tax purposes.

Total cash consideration paid in connection with the acquisition was $85.5 million, comprised of $84.0 million of purchase price and $1.5 million of related transaction fees incurred, subject to certain adjustments set forth in the merger agreement. Prior to the acquisition and during the three months ended October 27, 2007, the Company entered into a note receivable from DHI in the amount of $5.0 million, which was assumed by the Company as part of the purchase price. This acquisition was financed through borrowings under the Company's existing revolving credit facility, which was amended in November 2007 to increase the Company's maximum borrowing base thereunder. See Note 6 for a description of these amendments.

During the year ended August 1, 2009, the Company completed the final purchase price allocation for its acquisition of DHI with the assistance of a third-party valuation firm's independent appraisal of the fair value of certain assets acquired. As a result of the final purchase price allocation, during the year ended August 1, 2009, goodwill decreased by approximately $7.2 million, primarily due to an adjustment of $5.6 million to the valuation of certain intangibles, as well as adjustments to certain deferred tax assets and liabilities. The following table presents the final allocation of fair values of assets and liabilities recorded in connection with the DHI acquisition:

	(In thousands)
Total current assets	$ 42,727
Property & equipment	12,516
Customer relationships and other intangible assets	11,610
Goodwill	82,938
Other assets	3,524
	153,315
Liabilities	67,797
Cash consideration paid	$ 85,518

The Company has undertaken certain restructuring activities at DHI. These activities, which include reductions in staffing and the elimination of a facility, were accounted for in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination". The cost of these actions was charged to the cost of the acquisition and a corresponding liability of $7.6 million was included in other long-term liabilities.

Other Segment

During the year ended August 1, 2009, the Company acquired substantially all of the assets and liabilities of three branded product companies, which the Company includes in the "other" category. See Note 14 "Business Segments" for a description of the Company's reportable segment and the "other" category. The total cash consideration paid for these product lines was approximately $4.5 million, including approximately $0.5 million of holdbacks currently held in escrow. Approximately $0.9 million in goodwill was recorded in connection with the acquisitions. The cash paid was financed by borrowings under the Company's existing revolving credit facility.

During the year ended August 2, 2008, the Company acquired substantially all of the assets and liabilities of three branded product companies and one retail store outside of the wholesale segment.

The total cash consideration paid for these branded product companies and this retail store was approximately $22.2 million, in addition to approximately $1.1 million of holdbacks recorded in accrued expenses in the consolidated balance sheets. No goodwill was recorded in connection with the branded product company acquisitions. Goodwill of $0.6 million was recorded in connection with the retail store acquisition. Other intangible assets in the amount of $20.5 million were acquired during the year ended August 2, 2008, which included $19.9 million in trademarks and tradenames and $0.6 million in non-compete agreements. The cash paid was financed by borrowings under the Company's existing revolving credit facility.

On April 2, 2007, the Company acquired certain assets of Organic Brands, LLC ("Organic Brands") for cash consideration of approximately $5.5 million and notes payable totaling $3.0 million. The cash portion of the purchase price was financed by borrowings against the Company's line of credit. The operating results of Organic Brands have been included in the consolidated financial statements of the Company beginning with the acquisition date. The acquisition resulted in goodwill of $1.8 million, all of which is deductible for tax purposes. Such goodwill was assigned to the Company's manufacturing division. Other intangible assets acquired were $5.0 million.

During the year ended July 28, 2007, the Company acquired certain assets related to additional product lines outside of the wholesale segment. The total cash consideration paid for these product lines was approximately $3.8 million in addition to approximately $0.2 million of holdbacks recorded in accrued expenses in the consolidated balance sheets. The cash paid was financed by borrowings against the Company's line of credit. The consolidated financial statements of the Company have included operating results of each of these product lines since the respective acquisition dates. Resulting goodwill of $0.1 million is deductible for tax purposes. Other intangible assets acquired were $3.4 million.

Pro Forma Financial Information

Results of operations of the acquired companies have been included in the Company's consolidated statements of income since the respective dates of acquisition. The following table presents the Company's unaudited pro forma results of operations assuming that the acquisitions made during fiscal 2008 had occurred as of the beginning of fiscal 2007 (in thousands). The following pro forma results do not include any cost savings that may result from the combination of the acquired companies and the Company.

	Year Ended	
	August 2, 2008	**July 28, 2007**
Net Sales	$3,438,903	$3,098,821
Income before Income taxes	68,070	74,085
Net Income	42,748	45,302
Earnings per common share		
Basic	$ 1.00	$ 1.06
Diluted	$ 1.00	$ 1.06

(3) STOCK OPTION PLANS

Effective August 1, 2005, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified-prospective transition method. Under this transition method, compensation cost recognized subsequent to fiscal 2005 includes: (a) compensation cost for all share-based payments granted through August 1, 2005, but for which the requisite service period had not been completed as of August 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to August 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

The Company recognized share-based compensation expense of $5.5 million, or $0.08 per diluted share, for the year ended August 1, 2009. The Company recognized share-based compensation expense of $4.7 million, or $0.07 per diluted share, for the year ended August 2, 2008. The Company recognized share-based compensation expense of $4.0 million, or $0.06 per diluted share, for the year ended July 28, 2007.

As of August 1, 2009, there was $11.8 million of total unrecognized compensation cost related to outstanding share-based compensation arrangements (including stock option and restricted share awards). This cost is expected to be recognized over a weighted-average period of 2.5 years.

For stock options, the fair value of each grant was estimated at the date of grant using the Black-Scholes option pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield and expected life. Expected volatilities utilized in the model are based on the historical volatility of the Company's stock price. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The model incorporates exercise and post-vesting forfeiture assumptions based on an analysis of historical data. The expected term is derived from historical information and other factors. The fair value of restricted stock and restricted stock units is determined based on the number of shares or units, as applicable, granted and the quoted price of the Company's common stock as of the grant date.

The following summary presents the weighted average assumptions used for stock options granted in fiscal 2009, 2008 and 2007:

	Year ended		
	August 1, 2009	August 2, 2008	July 28, 2007
Expected volatility	39.0%	32.7%	34.6%
Dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	2.1%	3.1%	4.5%
Expected term (in years)	3.0	3.0	3.0

As of August 1, 2009, the Company had two stock option plans: the 2002 Stock Incentive Plan and the 1996 Stock Option Plan (collectively, the "Plans"). The Plans provide for grants of stock options to employees, officers, directors and others. These options are intended to either qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code or be "non-statutory stock options." Vesting requirements for awards under the Plans are at the discretion of the Company's Board of Directors, or Compensation Committee of the Board of Directors, and are typically four years with graded vesting for employees and two years with graded vesting for non-employee directors. The maximum term of all incentive stock options granted under the Plans, and non-statutory stock options granted under the 2002 Stock Incentive Plan, is ten years. The maximum term for non-statutory stock options granted under the 1996 Stock Option Plan is at the discretion of the Company's Board of Directors, and all grants to date have had a term of ten years. There were 7,800,000 shares authorized for grant under the Plans. As of August 1, 2009, 257,829 shares were available for grant under the 2002 Stock Incentive Plan. The Company has a policy of issuing new shares to satisfy stock option exercises.

The following summary presents the weighted-average remaining contractual term of options outstanding at August 1, 2009 by range of exercise prices.

Exercise Price Range	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Shares Exercisable	Weighted Average Exercise Price
$11.00 - $18.00	156,922	$12.42	3.1	154,922	$12.41
$18.01 - $24.00	190,575	$18.70	4.4	189,575	$18.68
$24.01 - $30.00	698,190	$26.64	7.0	408,003	$27.39
$30.01 - $37.00	249,690	$36.21	7.1	137,340	$36.06
	1,295,377	$25.59	6.2	889,840	$24.27

The following summary presents information regarding outstanding stock options as of August 1, 2009 and changes during the year then ended with regard to options under the Plans:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	1,297,190	$25.22		
Granted	212,750	$24.53		
Exercised	(106,563)	$14.77		
Forfeited	(45,000)	$30.53		
Cancelled	(63,000)	$29.08		
Outstanding at end of year	1,295,377	$25.59	6.2 years	$33,154,000
Exercisable at end of year	889,840	$24.27	5.2 years	$21,592,000

The weighted average grant-date fair value of options granted during the years ended August 1, 2009, August 2, 2008, and July 28, 2007 was $7.05, $7.34 and $10.48, respectively. The aggregate intrinsic value of options exercised during the years ended August 1, 2009, August 2, 2008, and July 28, 2007, was $1.2 million, $0.5 million and $7.7 million, respectively.

At August 1, 2009, the Company also had the 2004 Equity Incentive Plan (the "2004 Plan"). The 2004 Plan, as amended during fiscal 2009, provides for the issuance of up to 2,500,000 equity-based compensation awards other than stock options, such as restricted shares and units, performance shares and units, bonus shares and stock appreciation rights. Vesting requirements for restricted share and unit awards under the 2004 Plan are at the discretion of the Company's Board of Directors, or the Compensation Committee thereof, and are typically four years with graded vesting for employees and two years with graded vesting for non-employee directors. The performance units granted to the Company's President and Chief Executive Officer vest at the end of fiscal 2010 in accordance with the terms of Mr. Spinner's Performance Unit agreement. At August 1, 2009, 1,681,845 shares were available for grant under the 2004 Plan.

The following summary presents information regarding restricted share and unit awards as of August 1, 2009 and changes during the year then ended with regard to restricted share and unit awards under the 2004 Plan:

	Number of Shares	Weighted Average Grant-Date Fair Value
Outstanding at August 2, 2008	329,871	$29.94
Granted	359,205	$24.34
Vested	(128,799)	$29.78
Forfeited	(45,991)	$28.36
Outstanding at August 1, 2009	514,286	$26.35

The total fair value of restricted shares and units vested during the year ended August 1, 2009 was $2.4 million. The total fair value of restricted shares and units vested during the year ended August 2, 2008 was $2.6 million.

(4) ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable allowance for doubtful accounts consist of the following:

	Year ended August 1, 2009	Year ended August 2, 2008	Year ended July 28, 2007
		(In thousands)	
Balance at beginning of year	$ 7,088	$ 5,981	$ 8,433
Additions charged to costs and expenses	4,759	2,707	1,528
Deductions	(2,971)	(2,765)	(3,980)
Charged to Other Accounts(a)	—	1,165	—
Balance at end of year	$ 8,876	$ 7,088	$ 5,981

(a) Relates to acquisitions

(5) ASSETS HELD FOR SALE

In November 2005, the Company transitioned all remaining operations at one of its two Auburn, California facilities to a new facility in Rocklin, California. As a result, the Company reclassified $7.4 million of long-lived assets related to the Auburn facility that were previously included in property and equipment as held for sale in the consolidated balance sheet. In June 2006, the Company sold a portion of these long-lived assets for less than $0.1 million, resulting in a loss of $0.5 million, which was recorded in operating expenses in the fourth quarter of fiscal 2006. In January 2007, the Company sold the remaining long-lived assets for $5.4 million, resulting in a loss of $1.5 million, which was recorded in operating expenses in the second quarter of fiscal 2007.

In the year ended July 28, 2007, the Company transitioned its remaining Auburn, California operations to its Rocklin, California facility, determined to sell the second Auburn, California facility and related assets and recorded an impairment loss of $0.8 million with respect to that facility. The impairment loss was recognized based on management's estimate of fair value of the facility, less costs of disposal. As a result, the Company reclassified, to assets held for sale, $5.9 million of long-lived assets, net of the $0.8 million impairment loss, that were previously included in property and equipment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. During the year ended August 2, 2008, the Company decided not to sell the second Auburn, California facility and related assets due to a need for additional warehouse space in northern California. This resulted in the recording of catch up depreciation of $0.2 million during the year ended August 2, 2008 and the reclassification of $5.9 million of assets held for sale to property and equipment, net.

(6) NOTES PAYABLE

On April 30, 2004, the Company entered into an amended and restated four-year $250 million revolving credit facility secured by, among other things, the Company's accounts receivable, inventory and general intangibles, with a bank group that was led by Bank of America Business Capital as the administrative agent (the "amended credit facility"). The amended credit facility increased the amount available for borrowing from $150 million to $250 million. On November 2, 2007, the Company amended the amended credit facility to temporarily increase the maximum borrowing base from $250 million to $270 million. On November 27, 2007, the Company again amended the amended credit facility to increase the maximum borrowing base under the credit facility from $270 million to $400 million. The November 27, 2007 amendment also provided the Company with a one-time option, subject to approval by the lenders under the credit facility, to increase the borrowing base by up to an additional $50 million. Interest accrues on borrowings under the amended credit facility, at the Company's option, at either the base rate (the applicable prime lending rate of Bank of America Business Capital, as announced from time to time) (3.25% at August 1, 2009 and 5.00% at August 2, 2008) or at the one-month London Interbank Offered Rate ("LIBOR") plus 0.75%. The amended credit facility matures on November 27, 2012. The weighted average interest rate on the amended credit facility was 1.05% as of August 1, 2009. An annual commitment fee in the amount of 0.125% is payable monthly based on the average daily unused portion of the amended credit facility. As of August 1, 2009, the Company's outstanding borrowings under the amended credit facility totaled $200.0 million with an availability of $137.0 million.

On June 4, 2008, the Company entered into an amendment, which was effective as of May 28, 2008, to the amended credit facility in order to (i) waive events of default as a result of the Company's noncompliance at April 26, 2008 with the fixed charge coverage ratio covenant under amended credit facility (the "Fixed Charge Coverage Ratio Covenant"), (ii) increase the interest rate applicable to borrowings under the amended credit facility by 0.25% during the period from June 1, 2008 through the date on which the Company demonstrates compliance with the Fixed Charge Coverage Ratio Covenant, and (iii) exclude non-cash share based compensation expense from the calculation of EBITDA (as defined under the amended credit facility) in connection with the calculation of the fixed charge coverage ratio under the amended credit facility. The amended credit facility requires the Company to maintain a minimum fixed charge coverage ratio of 1.5 to 1.0 calculated at the end of each of the Company's fiscal quarters on a rolling four quarter basis, with which the Company was in compliance in fiscal 2009. The principal reason for the Company's earlier noncompliance with the Fixed Charge Coverage Ratio Covenant was the Company's high level of capital expenditures in the trailing twelve month period ending April 26, 2008.

The Company was in compliance with all restrictive covenants at August 1, 2009 and August 2, 2008. The amended credit facility also provides for the bank to syndicate the credit facility to other banks and lending institutions. The Company has pledged the majority of its accounts receivable and inventory for its obligations under the amended credit facility.

(7) LONG-TERM DEBT

The Company entered into a $30 million term loan agreement with a financial institution effective April 30, 2003. The term loan was repayable over seven years based on a fifteen year amortization schedule. Interest accrued at 30 day LIBOR plus 1.50%. The Company has pledged certain real property as collateral for its obligations under the term loan agreement. In July 2005, the Company amended the term loan agreement with the financial institution, increasing the principal amount available up to $75 million, decreasing the interest rate to 30-day LIBOR plus 1.0%, and extending the maturity date to July 2012. In connection with the amendments to the amended credit facility described in Note 6, effective November 2, 2007 and November 27, 2007, the Company amended its term loan agreement to conform certain terms and conditions to the corresponding terms and conditions under the amended credit facility.

On June 4, 2008, the Company entered into an amendment, which was effective as of May 28, 2008, to the term loan agreement in order to (i) waive events of default as a result of the Company's noncompliance at April 26, 2008 with the fixed charge coverage ratio covenant under the term loan agreement (the "Term Loan Fixed Charge Coverage Ratio Covenant"), (ii) increase the interest rate applicable to borrowings under the Company's term loan by 0.25% during the period from June 1, 2008 through the date on which the Company demonstrates compliance with the Term Loan Fixed Charge Coverage Ratio Covenant, and (iii) exclude non-cash share based compensation expense from the calculation of EBITDA (as defined in the term loan agreement) in connection with the calculation of the fixed charge coverage ratio under the term loan agreement. The term loan agreement, as amended, requires the Company to maintain a minimum fixed charge coverage ratio of 1.45 to 1.0, calculated at the end of each of the Company's fiscal quarters on a rolling four quarter basis. The principal reason for the Company's noncompliance with the Term Loan Fixed Charge Coverage Ratio Covenant was the Company's high level of capital expenditures in the trailing twelve month period ending April 26, 2008.

As of August 1, 2009 and August 2, 2008, the Company's long-term debt consisted of the following:

	August 1, 2009	August 2, 2008
	(In thousands)	
Term loan payable to bank, secured by real estate, due monthly, and maturing in July 2012, at an interest rate of 30 day LIBOR plus 1.00% (1.28% at August 1, 2009 and 3.46% at August 2, 2008)	$56,926	$61,244
Real estate and equipment term loans payable to bank, secured by building and other assets, due monthly and maturing at June 1, 2015, at an interest rate of 8.60%	1,075	1,208
Term loan for employee stock ownership plan, secured by common stock of the Company, due monthly and maturing at May 1, 2015, at an interest rate of 10.00%	877	1,040
Other	0	20
	$58,878	$63,512
Less: current installments	5,020	5,027
Long-term debt, excluding current installments	$53,858	$58,485

Certain of the Company's long-term debt agreements contain restrictive covenants. The Company was in compliance with all of its restrictive covenants, including the Term Loan Fixed Charge Coverage Ratio Covenant, at August 1, 2009.

Aggregate maturities of long-term debt for the next five years and thereafter are as follows at August 1, 2009:

Year	(In thousands)
2010	$ 5,020
2011	5,033
2012	47,839
2013	351
2014	369
2015 and thereafter	266
	$58,878

(8) FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

As of August 3, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), for financial assets and liabilities and for non-financial assets and liabilities that we recognize or disclose at fair value on at least an annual basis. SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS 157 establishes three levels of inputs that may be used to measure fair value:

- Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data.
- Level 3 Inputs—One or more significant inputs that are unobservable and supported by little or no market activity, and that reflect the use of significant management judgment. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, and significant management judgment or estimation.

Interest Rate Swap Agreement

On August 1, 2005, the Company entered into an interest rate swap agreement effective July 29, 2005. The agreement provides for the Company to pay interest for a seven-year period at a fixed rate of 4.70% on an initial amortizing notional principal amount of $50.0 million while receiving interest for the same period at the one-month London Interbank Offered Rate ("LIBOR") on the same notional principal amount. The swap has been entered into as a hedge against LIBOR movements on current variable rate indebtedness totaling $56.9 million at one-month LIBOR plus 1.00%, thereby fixing its effective rate on the notional amount at 5.70%. The swap agreement qualified as an "effective" hedge under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). The

Company does not enter into derivative agreements for trading purposes. Interest rate swap agreements are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. LIBOR was 0.28% and 2.46% as of August 1, 2009 and August 2, 2008, respectively.

The Company's interest rate swap agreement is designated as a cash flow hedge at August 1, 2009 and is reflected at fair value in the Company's consolidated balance sheet as a component of other long-term liabilities, and the related gains or losses on this contract are deferred in stockholders' equity as a component of other comprehensive income. However, to the extent that the swap agreement is not considered to be effective in offsetting the change in the value of the item being hedged, any changes in fair value relating to the ineffective portion of the swap agreement is immediately recognized in income. For the periods presented, the Company did not have any ineffectiveness requiring current income recognition.

Commodity Swap Agreements

The Company has from time to time entered into commodity swap agreements to reduce price risk associated with anticipated purchases of diesel fuel. These swap agreements hedge a portion of the Company's expected fuel usage for the periods set forth in the agreements. The agreements call for an exchange of payments with the Company making payments based on fixed price per gallon and receiving payments based on floating prices, without an exchange of the underlying commodity amount upon which the payments are based. The Company monitors the commodity (NYMEX #2 Heating oil) used in its swap agreements to determine that the correlation between the commodity and diesel fuel is deemed to be "highly effective." During the year ended July 28, 2007, the Company was a party to two commodity swap agreements that commenced and expired on November 1, 2005 and October 31, 2006, respectively and July 1, 2006 and June 30, 2007, respectively.

In addition to the previously discussed interest rate and commodity swap agreements, from time-to-time we enter into fixed price fuel supply agreements. As of August 1, 2009, we entered into agreements which require us to purchase a total of 200,000–242,000 gallons of diesel fuel per month at prices ranging from $2.20 to $2.84 per gallon. The terms of the agreements are through July 2010. During fiscal 2008 and 2007 we did not have any fixed price fuel supply agreements. These fixed price fuel agreements qualified for the "normal purchase" exception under SFAS 133, therefore the fuel purchases under these contracts will be expensed as incurred and included within operating expenses.

The following table provides the fair values hierarchy for financial assets and liabilities measured on a recurring basis:

	Fair Value at August 1, 2009		
	Level 1	Level 2	Level 3
		(In thousands)	
Description			
Liabilities			
Interest Rate Swap	—	$2,700	—
Total	—	$2,700	—

The Company's determination of the fair value of its interest rate swap is calculated using a discounted cash flow analysis based on the terms of the swap contract and the observable interest rate curve. The Company had no outstanding commodity swap agreements as of August 1, 2009 and August 2, 2008.

(9) TREASURY STOCK

On December 1, 2004, the Company's Board of Directors authorized the repurchase of up to $50 million of common stock through February 2008 in the open market or in privately negotiated transactions. As part of the stock repurchase program, the Company purchased 228,800 shares of its common stock for its treasury during the year ended July 29, 2006 at an aggregate cost of approximately $6.1 million. All shares were purchased at prevailing market prices. There were no other purchases made during the authorization period.

(10) COMMITMENTS AND CONTINGENCIES

The Company leases various facilities and equipment under operating lease agreements with varying terms. Most of the leases contain renewal options and purchase options at several specific dates throughout the terms of the leases.

Rent and other lease expense for the years ended August 1, 2009, August 2, 2008, and July 28, 2007 totaled approximately $37.7 million, $30.1 million, and $23.2 million, respectively.

Future minimum annual fixed payments required under non-cancelable operating leases having an original term of more than one year as of August 1, 2009 are as follows:

Fiscal Year:	(In thousands)
2010	$ 34,503
2011	32,010
2012	26,028
2013	22,681
2014	18,990
2015 and thereafter	71,418
	$205,630

As of August 1, 2009, outstanding commitments for the purchase of inventory were approximately $27.7 million. The Company had outstanding letters of credit of approximately $17.4 million at August 1, 2009.

As of August 1, 2009, outstanding commitments for the purchase of diesel fuel through fiscal 2010 were approximately $6.0 million.

Assets mortgaged amounted to approximately $102.0 million at August 1, 2009.

The Company may from time to time be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

(11) RETIREMENT PLANS

Retirement Plan

The Company has a defined contribution retirement plan, the United Natural Foods, Inc. Retirement Plan (the "Retirement Plan"). In order to become a participant in the Retirement Plan, employees must meet certain eligibility requirements as described in the Retirement Plan document. In addition to amounts contributed to the Retirement Plan by employees, the Company makes contributions to the Retirement Plan on behalf of the employees. During fiscal 2008, the Company assumed the Millbrook Distribution Services Retirement Plan and the Millbrook Distribution Services Union Retirement Plan following its acquisition of DHI on November 2, 2007. During the fiscal year ended August 1, 2009, the Company merged the Millbrook Distribution Services Retirement Plan into the Retirement Plan. The Company's contributions to these plans were approximately $3.0 million, $2.7 million, and $2.3 million, for the years ended August 1, 2009, August 2, 2008, and July 28, 2007, respectively.

Deferred Compensation and Supplemental Retirement Plans

The Millbrook Deferred Compensation Plan and the Millbrook Supplemental Retirement Plan were assumed by the Company as part of the purchase of DHI. Deferred compensation relates to a compensation arrangement implemented in 1984 by a predecessor of Millbrook in the form of a non-qualified defined benefit plan and a supplemental retirement plan which permitted former officers and certain management employees, at the time, to defer portions of their compensation to earn specified maximum benefits upon retirement. The future obligations, which are fixed in accordance with the plans, have been recorded at a discount rate of 5.7%. These plans do not allow new participants.

In an effort to provide for the benefits associated with these plans, Millbrook's predecessor purchased whole-life insurance contracts on the plan participants. The value of these policies at August 1, 2009 of $8.4 million is included in Other Assets in the Consolidated Balance Sheet. At August 1, 2009, total future obligations including earnings, assuming commencement of payments at an individual's retirement age, as defined under the deferred compensation arrangement, were as follows:

Year	(In thousands)
2010	$ 1,045
2011	1,222
2012	1,208
2013	1,205
2014	1,193
2015 and thereafter	8,473
	$14,346

(12) EMPLOYEE STOCK OWNERSHIP PLAN

The Company adopted the UNFI Employee Stock Ownership Plan (the "ESOP Plan") for the purpose of acquiring outstanding shares of the Company for the benefit of eligible employees. The ESOP Plan was effective as of November 1, 1988 and has received notice of qualification by the Internal Revenue Service.

In connection with the adoption of the ESOP Plan, a Trust was established to hold the shares acquired. On November 1, 1988, the Trust purchased 40% of the then outstanding common stock of the Company at a price of $4.1 million. The trustees funded this purchase by issuing promissory notes to the initial stockholders, with the Trust shares pledged as collateral. These notes bear interest at 10% and are payable through May 2015. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year.

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans,* ("SOP 93-6"), in November 1993. The statement provides guidance on employers' accounting for ESOPs and is required to be applied to shares purchased by ESOPs after December 31, 1992 that have not been committed to be released as of the beginning of the year of adoption. As allowed under SOP 93-6, the Company elected not to adopt the guidance in SOP 93-6 for the shares held by the ESOP, all of which were purchased prior to December 31, 1992. As a result, the Company continues to follow the guidance of Statement of Position 76-3, *Accounting Practices for Certain Employee Stock*

Ownership Plans ("SOP 76-3"). Under SOP 76-3, unreleased shares of the ESOP are considered to be outstanding for purposes of calculating both basic and diluted earnings per share, whether or not the shares have been committed to be released. The debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheets. During the fiscal years ended August 1, 2009, August 2, 2008, and July 28, 2007, contributions totaling approximately $0.3 million, $0.3 million, and $0.3 million, respectively, were made to the Trust. Of these contributions, approximately $0.1 million, $0.1 million, and $0.2 million represented interest in fiscal 2009, 2008, and 2007, respectively.

The ESOP shares were classified as follows:

	August 1, 2009	August 2, 2008
	(In thousands)	
Total ESOP shares—beginning of year	2,640	2,757
Shares distributed to employees	(88)	(117)
Total ESOP shares—end of year	2,552	2,640
Allocated shares	1,607	1,519
Unreleased shares	945	1,121
Total ESOP shares	2,552	2,640

During each of the years ended August 1, 2009 and August 2, 2008, 176,000 shares were released for allocation. The fair value of unreleased shares was approximately $25.6 million and $21.0 million at August 1, 2009 and August 2, 2008, respectively.

(13) INCOME TAXES

Total federal and state income tax (benefit) expense from continuing operations consists of the following:

	Current	Deferred	Total
		(In thousands)	
Fiscal year ended August 1, 2009:			
U.S. Federal	$32,998	$ (33)	$32,965
State and local	7,761	272	8,033
	$40,759	$ 239	$40,998
Fiscal year ended August 2, 2008:			
U.S. Federal	$22,106	$1,979	$24,085
State and local	4,354	278	4,632
	$26,460	$2,257	$28,717
Fiscal year ended July 28, 2007:			
U.S. Federal	$23,279	$1,003	$24,282
State and local	7,076	704	7,780
	$30,355	$1,707	$32,062

Total income tax expense (benefit) was different than the amounts computed using the United States statutory income tax rate (35%) applied to income before income taxes as a result of the following:

	Year ended		
	August 1, 2009	August 2, 2008	July 28, 2007
	(In thousands)		
Computed "expected" tax expense	$35,064	$27,019	$28,775
State and local income tax, net of Federal income tax benefit	5,222	3,011	2,794
Non-deductible expenses	861	862	577
Tax effect of share-based compensation	(65)	464	383
General Business Credits	(325)	(3,825)	(365)
Change in valuation allowance	315	(490)	—
Other, net	(74)	1,676	(102)
	$40,998	$28,717	$32,062

Total income tax expense (benefit) for the years ended August 1, 2009, August 2, 2008, and July 28, 2007, was allocated as follows:

	August 1, 2009	August 2, 2008	July 28, 2007
	(In thousands)		
Income tax expense	$40,998	$28,717	$32,062
Stockholders' equity, difference between compensation expense for tax purposes and of amounts recognized for financial statement purposes	598	(171)	(2,518)
Other comprehensive income	(647)	(690)	(407)
	$40,949	$27,856	$29,137

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets and deferred tax liabilities at August 1, 2009 and August 2, 2008 are presented below:

	2009	2008
	(In thousands)	
Deferred tax assets:		
Inventories, principally due to additional costs inventoried for tax purposes	$ 4,576	$ 4,384
Compensation and benefit related	14,049	12,328
Accounts receivable, principally due to allowances for uncollectible accounts	3,447	2,740
Accrued expenses	6,506	4,223
Other comprehensive income	1,093	446
Net operating loss carryforwards	13,814	10,655
Other deferred tax assets	33	121
Total gross deferred tax assets	43,518	34,897
Less valuation allowance	5,138	2,732
Net deferred tax assets	$ 38,380	$32,165
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	$ 16,899	$14,235
Intangible assets	15,704	12,767
Total deferred tax liabilities	32,603	27,002
Net deferred tax assets	$ 5,777	$ 5,163
Current deferred income tax assets	$ 18,074	$14,221
Non-current deferred income tax liabilities	(12,297)	(9,058)
	$ 5,777	$ 5,163

At August 1, 2009, the Company had net operating loss carryforwards of approximately $24.1 million for federal income tax purposes. The federal carryforwards are subject to an annual limitation of approximately $4.5 million under Internal Revenue Code Section 382. The carryforwards expire at various times between 2010 and 2027. In addition, the Company had net operating loss carryforwards of approximately $70.5 million for state income tax purposes that expire in years 2010 through 2028.

In assessing the recoverability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the fact that the Company has sufficient taxable income in the federal carryback period and anticipates sufficient future taxable income over the periods which the deferred tax assets are deductible, the ultimate realization of deferred tax assets for federal and state tax purposes appears more likely than not at August 1, 2009, with the exception of certain state deferred tax assets.

Valuation allowances were established against approximately $5.1 million of state deferred tax assets related to DHI. The subsequent release of this valuation allowance, if such release occurs, will reduce income tax expense.

For the years ended August 1, 2009 and August 2, 2008, the Company did not have any material unrecognized tax benefits and thus, no significant interest and penalties related to unrecognized tax benefits were recognized. The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries file income tax returns in the United States federal jurisdiction and in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before the Company's fiscal 2006. The tax years that remain subject to examination by state jurisdictions range from the Company's fiscal 2006 to 2009.

(14) BUSINESS SEGMENTS

The Company has several operating divisions aggregated under the wholesale segment, which is the Company's only reportable segment. These operating divisions have similar products and services, customer channels, distribution methods and historical margins. The wholesale segment is engaged in national distribution of natural, organic and specialty foods, produce and related products in the United States. The Company has additional operating divisions that do not meet the quantitative thresholds for reportable segments. Therefore, these operating divisions are aggregated under the caption of "Other" with corporate operating expenses that are not allocated to operating divisions. Non-operating expenses that are not allocated to the operating divisions are under the caption of "Unallocated Expenses." "Other" includes a retail division, which engages in the sale of natural foods and related products to the general public through retail storefronts on the east coast of the United States, a manufacturing division, which engages in importing, roasting and packaging of nuts, seeds, dried fruit and snack items, and the Company's branded product lines. "Other" also includes corporate expenses, which consist of salaries, retainers, and other related expenses of officers, directors, corporate finance (including professional services), governance, human resources and internal audit that are necessary to operate the Company's headquarters located in Providence, Rhode Island, and formerly, in Dayville, Connecticut. The Company does not record its revenues for financial reporting purposes by product group, and it is therefore impracticable for the Company to report them accordingly.

Following is business segment information for the periods indicated:

	Wholesale	Other	Eliminations	Unallocated Expenses	Consolidated
			(In thousands)		
Year ended August 1, 2009					
Net sales	$3,392,984	$142,769	$(80,853)		$3,454,900
Operating income (loss)	128,998	(20,639)	1,562		109,921
Interest expense				$ 9,914	9,914
Interest income				(450)	(450)
Other, net				275	275
Income before income taxes					100,182
Depreciation and amortization	23,333	3,696			27,029
Capital expenditures	27,342	5,011			32,353
Goodwill	146,970	17,363			164,333
Assets	942,845	123,908	(8,203)		1,058,550
Year ended August 2, 2008					
Net sales	$3,310,104	$139,941	$(84,188)		$3,365,857
Operating income (loss)	99,616	(6,046)	(1,091)		92,479
Interest expense				$16,133	16,133
Interest income				(768)	(768)
Other, net				(82)	(82)
Income before income taxes					77,196
Depreciation and amortization	21,306	1,238			22,544
Capital expenditures	48,168	2,915			51,083
Goodwill	154,120	16,489			170,609
Assets	969,630	123,673	(8,820)		1,084,483
Year ended July 28, 2007					
Net sales	$2,709,656	$114,843	$(70,219)		$2,754,280
Operating income (loss)	95,269	987	(2,771)		93,485
Interest expense				$12,089	12,089
Interest income				(975)	(975)
Other, net				156	156
Income before income taxes					82,215
Depreciation and amortization	17,334	1,042			18,376
Capital expenditures	42,423	4,381			46,804
Goodwill	64,032	15,871			79,903
Assets	718,490	90,482	(8,074)		800,898

(15) QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth certain key interim financial information for the years ended August 1, 2009 and August 2, 2008:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
		(In thousands except per share data)			
2009					
Net sales	$864,236	$847,635	$889,538	$853,491	$3,454,900
Gross profit	167,588	162,065	168,751	162,077	660,481
Income before income taxes	21,935	22,549	28,556	27,142	100,182
Net income	13,249	13,620	16,779	15,536	59,184
Per common share income					
Basic:	$ 0.31	$ 0.32	$ 0.39	$ 0.36	$ 1.38
Diluted:	$ 0.31	$ 0.32	$ 0.39	$ 0.36	$ 1.38
Weighted average basic Shares outstanding	42,764	42,821	42,871	42,915	42,849
Weighted average diluted Shares outstanding	42,919	42,910	42,943	43,154	42,993
Market Price					
High	$ 28.70	$ 22.75	$ 24.10	$ 27.52	$ 28.70
Low	$ 16.57	$ 15.46	$ 12.83	$ 21.86	$ 12.83

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
		(In thousands except per share data)			
2008					
Net sales	$736,389	$830,656	$886,962	$911,850	$3,365,857
Gross profit	135,471	154,672	165,843	177,906	633,892
Income before income taxes	21,424	14,660	20,699	20,413	77,196
Net income	13,561	9,099	12,999	12,820	48,479
Per common share income					
Basic:	$ 0.32	$ 0.21	$ 0.30	$ 0.30	$ 1.14
Diluted:	$ 0.32	$ 0.21	$ 0.30	$ 0.30	$ 1.13
Weighted average basic Shares outstanding	42,610	42,676	42,727	42,737	42,690
Weighted average diluted Shares outstanding	42,829	42,884	42,847	42,860	42,855
Market Price					
High	$ 33.33	$ 31.87	$ 25.17	$ 22.25	$ 33.33
Low	$ 24.10	$ 23.16	$ 15.60	$ 17.09	$ 15.60

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of August 1, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, our management concluded that, as of August 1, 2009, our internal control over financial reporting was effective based on those criteria at the reasonable assurance level.

The effectiveness of our internal control over financial reporting as of August 1, 2009 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Report of the Independent Registered Public Accounting Firm.

See the report of KPMG LLP included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Changes in Internal Controls Over Financial Reporting

No change in our internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) occurred during the fiscal quarter ended August 1, 2009 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained, in part, in our Definitive Proxy Statement on Schedule 14A for our Annual Meeting of Stockholders to be held on January 13, 2010 (the "2009 Proxy Statement") under the captions "Directors and Nominees for Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Committees of the Board of Directors—Audit Committee" and is incorporated herein by this reference. Pursuant to Item 401(b) of Regulation S-K, our executive officers are reported under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, and employees within our finance, purchasing, operations, and sales departments. Our code of ethics is publicly available on our website at www.unfi.com. If we make any substantive amendments to our code of ethics or grant any waiver, including any implicit waiver, from a provision of the code of ethics to our Chief Executive Officer, Chief Financial Officer or Corporate Controller, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be contained in the 2009 Proxy Statement under the captions "Non-employee Director Compensation," "Executive Compensation", "Compensation Discussion and Analysis", "Compensation Committee Interlocks and Insider Participation" and "Report of the Compensation Committee" and is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained, in part, in the 2009 Proxy Statement under the caption "Stock Ownership of Certain Beneficial Owners and Management", and is incorporated herein by this reference.

The following table provides certain information with respect to equity awards under the Company's 2004 Equity Incentive Plan and the Company's 2002 Stock Incentive Plan as of August 1, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Plans approved by stockholders	1,295,377	$25.59	1,939,674
Plans not approved by stockholders	—	—	—
Total	1,295,377	$25.59	1,939,674

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be contained in the 2009 Proxy Statement under the caption "Certain Relationships and Related Transactions" and "Director Independence" and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item will be contained in the 2009 Proxy Statement under the caption "Fees Paid to KPMG LLP" and is incorporated herein by this reference.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this Annual Report on Form 10-K.

1. *Financial Statements.* The Financial Statements listed in the Index to Financial Statements in Item 8 hereof are filed as part of this Annual Report on Form 10-K.

2. *Financial Statement Schedules.* All schedules have been omitted because they are either not required or the information required is included in our consolidated financial statements or the notes thereto included in Item 8 hereof.

3. *Exhibits.* The Exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITED NATURAL FOODS, INC.

/s/ MARK E. SHAMBER

Mark E. Shamber
Senior Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Dated: September 30, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ STEVEN L. SPINNER Steven L. Spinner	President, Chief Executive Officer and Director (Principal Executive Officer)	September 30, 2009
/s/ MICHAEL S. FUNK Michael S. Funk	Chair of the Board	September 30, 2009
/s/ THOMAS B. SIMONE Thomas B. Simone	Vice-Chair of the Board and Lead Independent Director	September 30, 2009
/s/ MARK E. SHAMBER Mark E. Shamber	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 30, 2009
/s/ GORDON D. BARKER Gordon D. Barker	Director	September 30, 2009
/s/ JOSEPH M. CIANCIOLO Joseph M. Cianciolo	Director	September 30, 2009
/s/ GAIL A. GRAHAM Gail A. Graham	Director	September 30, 2009
/s/ JAMES P. HEFFERNAN James P. Heffernan	Director	September 30, 2009
/s/ PETER ROY Peter Roy	Director	September 30, 2009

EXHIBIT INDEX

Exhibit No.	Description
3.1(13)	Amended and Restated Certificate of Incorporation of the Registrant.
3.2(13)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant.
3.3(16)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant.
3.4(20)	Amended and Restated Bylaws of the Registrant, as amended on September 13, 2007.
4.1*	Specimen Certificate for shares of Common Stock, $0.01 par value, of the Registrant.
10.1(1)**	1996 Employee Stock Ownership Plan, effective November 1, 1988.
10.2(11)**	Amended and Restated Employee Stock Ownership Plan.
10.3(1)	Employee Stock Ownership Trust Loan Agreement among Norman Cloutier, Steven Townsend, Daniel Atwood, Theodore Cloutier and the Employee Stock Ownership Plan and Trust, dated November 1, 1988.
10.4(1)	Stock Pledge Agreement between the Employee Stock Ownership Trust and Steven Townsend, Trustee for Norman Cloutier, Steven Townsend, Daniel Atwood and Theodore Cloutier, dated November 1, 1988.
10.5(1)	Trust Agreement among Norman Cloutier, Steven Townsend, Daniel Atwood, Theodore Cloutier and Steven Townsend as Trustee, dated November 1, 1988.
10.6(1)	Guaranty Agreement between the Registrant and Steven Townsend as Trustee for Norman Cloutier, Steven Townsend, Daniel Atwood and Theodore Cloutier, dated November 1, 1988.
10.7(2)**	Amended and Restated 1996 Stock Option Plan.
10.8(2)**	Amendment No. 1 to Amended and Restated 1996 Stock Option Plan.
10.9(2)**	Amendment No. 2 to Amended and Restated 1996 Stock Option Plan.
10.10(3)**	2002 Stock Incentive Plan.
10.11(4)	Amended and Restated Loan and Security Agreement, dated April 30, 2004, with Bank of America Business Capital (formerly Fleet Capital Corporation).
10.12(5)	Term Loan Agreement with Fleet Capital Corporation dated April 30, 2003.
10.13(6)	Second Amendment to Term Loan Agreement with Fleet Capital Corporation, dated December 18, 2003.
10.14(7)	Real Estate Term Notes between the Registrant and City National Bank, dated April 28, 2000.
10.15(8)	Lease between Valley Centre I, L.L.C. and the Registrant, dated August 3, 1998.
10.16(9)	Lease between AmberJack, Ltd. and the Registrant, dated July 11, 1997.
10.17(10)	Lease between Metropolitan Life Insurance Company and the Registrant, dated July 31, 2001.
10.18(11)	First Amendment to Term Loan Agreement with Fleet Capital Corporation, dated August 26, 2003.
10.19(12)**	2004 Equity Incentive Plan.

Exhibit No.	Description
10.20(13)	First Amendment to Amended and Restated Loan and Security Agreement, dated December 30, 2004.
10.21(14)**	Form of Restricted Stock Agreement pursuant to United Natural Foods, Inc. 2004 Equity Incentive Plan.
10.22(15)	Fifth Amendment to Term Loan Agreement with Fleet Capital Corporation, dated July 28, 2005.
10.23(17)	Second Amendment to Amended and Restated Loan and Security Agreement dated January 31, 2006.
10.24(18)+	Distribution Agreement between the Registrant and Whole Foods Market Distribution, Inc., effective September 26, 2006.
10.25(19)	Lease between the Registrant and Meridian-Hudson McIntosh, LLC, dated March 16, 2007.
10.26(21)	Third Amendment to Term Loan Agreement with Fleet Capital Corporation, dated April 30, 2004.
10.27(21)	Fourth Amendment to Term Loan Agreement with Fleet Capital Corporation dated June 15, 2005.
10.28(22)	Merger Agreement, dated October 5, 2007, by and among the Registrant, UNFI Merger Sub, Inc., Distribution Holdings, Inc. and Millbrook Distribution Services Inc. (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits have been omitted from this filing.)
10.29(23)	Lease between Cactus Commerce, LLC, and the Registrant, dated December 3, 2007.
10.30(23)	Third Amendment to Amended and Restated Loan and Security Agreement, dated November 2, 2007.
10.31(23)	Fourth Amendment to Amended and Restated Loan and Security Agreement, dated November 27, 2007.
10.32(23)	Sixth Amendment to Term Loan Agreement with Bank of America, N.A. as successor to Fleet Capital Corporation, dated November 2, 2007.
10.33(23)	Seventh Amendment to Term Loan Agreement with Bank of America, N.A. as successor to Fleet Capital Corporation, dated November 27, 2007.
10.34(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Richard Antonelli.
10.35(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Daniel V. Atwood.
10.36(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Thomas A. Dziki.
10.37(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Michael Funk.
10.38(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Carl Koch.
10.39(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Mark Shamber.
10.40(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Gordon Barker.

Exhibit No.	Description
10.41(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Joseph Cianciolo.
10.42(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Gail Graham.
10.43(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and James Heffernan.
10.44(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Peter Roy.
10.45(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Thomas Simone.
10.46(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Michael Beaudry.
10.47(23)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Randle Lindberg.
10.48(23)**	Severance Agreement by and between the Registrant and Robert Sigel, effective December 5, 2007.
10.49(24)	Lease between FR York Property Holding, LP, and the Registrant, dated March 14, 2008.
10.50(25)	Fifth Amendment to Amended and Restated Loan and Security Agreement as of June 4, 2008.
10.51(25)	Eighth Amendment to Term Loan Agreement with Bank of America, N.A. as successor to Fleet Capital Corporation, dated June 4, 2008.
10.52(26)**	Employment Transition Agreement and Mutual Release for Richard Antonelli, effective August 12, 2008.
10.53(27)	Lease between ALCO Cityside Federal LLC, and the Registrant, dated October 14, 2008.
10.54(27)**	Offer Letter between Steven L. Spinner, President and CEO, and the Registrant, dated September 16, 2008.
10.55(27)**	Severance Agreement between Steven L. Spinner, President and CEO, and the Registrant, dated September 16, 2008. (Included within Exhibit 10.55)
10.56(27)**	Form of Performance Unit Agreement under the 2004 Equity Incentive Plan.
10.57(28)**	Performance Unit Agreement between Steven L. Spinner and the Registrant, effective November 5, 2008.
10.58(29)	Amendment to Lease between Principal Life Insurance Company, and the Registrant, dated April 23, 2008.
10.59(29)	Sixth Amendment to Amended and Restated Loan and Security Agreement as of February 25, 2009.
10.60(29)	Ninth Amendment to Term Loan Agreement with Bank of America, N.A. as successor to Fleet Capital Corporation, dated February 25, 2009.
10.61(29)	Form Indemnification Agreement for Directors and Officers.
10.62* **	Named Executive Officer and Director Compensation Summary.
10.63(30)**	Amendment to the 2004 Equity Incentive Plan.

Exhibit No.	Description
10.64*	Amendment to Lease between ALCO Cityside Federal LLC, and the Registrant, dated May 12, 2009.
12.1*	Computation of Ratio of Earnings to Fixed Charges
21*	Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—CEO.
31.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—CFO.
32.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—CEO.
32.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—CFO.

* Filed herewith.

** Denotes a management contract or compensatory plan or arrangement.

\+ Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-11349).

(2) Incorporated by reference to the Registrant's Definitive Proxy Statement for the year ended July 31, 2000.

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2003.

(4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2004.

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2003.

(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2004.

(7) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2000.

(8) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 1999.

(9) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 1997.

(10) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2001.

(11) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2004.

(12) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 2004.

(13) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2005.

(14) Incorporated by reference to the Registrant's Registration Statement on Form S-8 POS (File No. 333-123462).

(15) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2005.

(16) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 28, 2006.

(17) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 29, 2006.

(18) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 28, 2006.

(19) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 28, 2007.

(20) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on September 19, 2007.

(21) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 28, 2007.

(22) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 27, 2007.

(23) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 26, 2008.

(24) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 26, 2008.

(25) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended August 2, 2008.

(26) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on August 8, 2008.

(27) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 1, 2008.

(28) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.

(29) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009.

(30) Incorporated by reference to the Registrant's Definitive Proxy Statement on Form DEF 14A, Appendix B, filed on October 30, 2008.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OF INCORPORATION
Albert's Organics, Inc.	California
Natural Retail Group, Inc.	Delaware
United Natural Foods, Inc.	Delaware
United Natural Foods West, Inc.	California
United Natural Trading Co. d/b/a Woodstock Farms	Delaware
United Natural Transportation, Inc.	Delaware
Springfield Development Corp LLC	Delaware
Distribution Holdings, Inc.	Delaware
Millbrook Distribution Services, Inc. d/b/a UNFI Specialty Distribution Services	Delaware
Mt. Vikos, Inc.	Delaware
Fantastic Foods, Inc.	California

Exhibit 12.1

	Twelve Months Ended				
	August 1, 2009	August 2, 2008	July 28, 2007	July 29, 2006	July 31, 2005
Income before income taxes	$100,182	$ 77,196	$ 82,215	$69,396	$67,052
Add:					
Fixed charges	24,294	27,268	20,463	17,938	12,499
Amortization of capitalized interest	135	58	31	15	—
Less:					
Capitalized interest	(274)	(674)	(219)	(502)	—
Total earnings, as defined	124,337	103,848	102,490	86,847	79,045
Fixed charges:					
Interest expense	$ 9,914	$ 16,133	$ 12,089	$11,210	$ 6,568
Interest portion of rent expense	13,611	10,047	7,701	5,778	4,976
Amortization of debt issuance costs	495	414	454	448	449
Capitalized interest	274	674	219	502	506
Total Fixed charges, as defined	$ 24,294	$ 27,268	$ 20,463	$17,938	$12,499
Ratio of earnings to fixed charges	5.1	3.8	5.0	4.8	6.3

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
United Natural Foods, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-161800) on Form S-3 and (Nos. 333-161845, 333-161884, 333-19947, 333-19949, 333-71673, 333-56652, 333-106217, and 333-123462) on Form S-8 of United Natural Foods, Inc. of our report dated September 29, 2009, with respect to the consolidated balance sheets of United Natural Foods, Inc. and subsidiaries ("the Company") as of August 1, 2009 and August 2, 2008, and the related consolidated statements of income, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended August 1, 2009, and the effectiveness of internal control over financial reporting as of August 1, 2009, which report appears in the August 1, 2009 annual report on Form 10-K of United Natural Foods, Inc.

KPMG LLP

Providence, Rhode Island
September 29, 2009

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven L. Spinner certify that:

1. I have reviewed this annual report on Form 10-K of United Natural Foods, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 30, 2009

/s/ STEVEN L. SPINNER

Steven L. Spinner
Chief Executive Officer

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark E. Shamber certify that:

1. I have reviewed this annual report on Form 10-K of United Natural Foods, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 30, 2009

/s/ MARK E. SHAMBER

Mark E. Shamber
Chief Financial Officer

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, in his capacity as the Chief Executive Officer of United Natural Foods, Inc., a Delaware corporation (the "Company"), hereby certifies that the Annual Report of the Company on Form 10-K for the period ended August 1, 2009 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ STEVEN L. SPINNER
Steven L. Spinner
Chief Executive Officer

September 30, 2009

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, in his capacity as the Chief Financial Officer of United Natural Foods, Inc., a Delaware corporation (the "Company"), hereby certifies that the Annual Report of the Company on Form 10-K for the period ended August 1, 2009 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ MARK E. SHAMBER
Mark E. Shamber
Chief Financial Officer

September 30, 2009

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

UNITED NATURAL FOODS, INC.

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JANUARY 13, 2010**

Dear Stockholder:

You are hereby cordially invited to attend the Annual Meeting of Stockholders of United Natural Foods, Inc., which will be held on Wednesday, January 13, 2010 at 10:00 a.m. (local time) at our Corporate headquarters located at 313 Iron Horse Way, Providence, Rhode Island 02908, and any adjournments or postponements of the annual meeting. For your convenience, we are offering a live webcast of the annual meeting at the Investor section of our website at *www.unfi.com*, which can be accessed through the "Investors" link on our website.

We are holding the annual meeting for the following purposes:

1. To elect two members to our Board of Directors to serve as Class I directors, each for a term of three years.
2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2010.
3. To transact such other business as may properly come before the annual meeting or any adjournments or postponements of the annual meeting.

These matters are more fully described in the accompanying proxy statement, which is made a part of this notice. We are not aware of any other business to be transacted at the annual meeting.

Only stockholders of record on our books at the close of business on Tuesday, November 17, 2009 will be entitled to vote at the annual meeting and any adjournments or postponements of the annual meeting. For 10 days prior to the annual meeting, a list of stockholders entitled to vote will be available for inspection at our principal executive offices located at 313 Iron Horse Way, Providence, RI 02908, and will also be available at the annual meeting. If you would like to view the stockholder list, please call our Investor Relations Department at (401) 528-8634 to schedule an appointment.

In accordance with rules approved by the Securities and Exchange Commission, this year we are again furnishing proxy materials to our stockholders over the Internet. On or about December 4, 2009, we mailed to all stockholders of record as of the close of business on November 17, 2009 a notice containing instructions on how to access our Annual Report to Stockholders, which contains our consolidated financial statements for the fiscal year ended August 1, 2009, our proxy statement, proxy card and other items of interest to stockholders on the Internet website indicated in our notice, as well as how to vote. Consistent with the prior year, our stockholders have the option of voting over the Internet, by telephone, or mail. The December 4th notice also provides instructions on how you can request a paper copy of our proxy materials and Annual Report to Stockholders if you desire.

If you do not attend the annual meeting, you may vote your shares via the Internet, by telephone or by completing, dating, signing and promptly returning your proxy card to us in the envelope provided, if you received a paper copy of the proxy card by mail. The proxy materials provide you with details on how to vote by these three methods. **Whether or not you plan to attend the annual meeting, we encourage you to vote in the method that suits you best so that your shares will be voted at the**

annual meeting. If you decide to attend the annual meeting, you may revoke your proxy and personally cast your vote.

By Order of the Board of Directors,

Michael S. Funk,
Chair of the Board

December 4, 2009

PLEASE VOTE. STOCKHOLDERS MAY VOTE IN PERSON OR BY THE INTERNET, TELEPHONE OR MAIL. PLEASE REFER TO YOUR PROXY CARD OR THE NOTICE OF PROXY AVAILABILITY DISTRIBUTED TO YOU ON DECEMBER 4, 2009 FOR INFORMATION ON HOW TO VOTE BY THE INTERNET, TELEPHONE AND MAIL.

UNITED NATURAL FOODS, INC.
313 Iron Horse Way
Providence, Rhode Island 02908

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JANUARY 13, 2010

This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors of United Natural Foods, Inc., for use at the Annual Meeting of Stockholders to be held on Wednesday, January 13, 2010 at 10:00 a.m. (local time) at our corporate headquarters located at 313 Iron Horse Way, Providence, Rhode Island 02908, and any adjournments or postponements of the annual meeting. The Board of Directors (which we sometimes refer to as the Board in this proxy statement) is soliciting proxies for the purposes set forth in the accompanying "Notice of Annual Meeting of Stockholders." We will bear the cost of soliciting the proxies.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on January 13, 2010:

As outlined on the notice we mailed to you on December 4, 2009 (the "Notice of Proxy Availability"), the proxy statement, proxy card and Annual Report to Stockholders for the year ended August 1, 2009 are available on the Internet at *http://cstproxy.com/unfi/2010*.

Record Date and Share Ownership

Only stockholders of record on our books at the close of business on Tuesday, November 17, 2009 (the "Record Date") will be entitled to vote at the annual meeting and any adjournments or postponements of the annual meeting. As of the close of business on November 17, 2009, we had 43,077,556 shares of common stock outstanding. Each share of common stock entitles the record holder to one vote on each matter to be voted upon at the annual meeting. Copies of the Notice of Annual Meeting of Stockholders, this proxy statement, the proxy card and our Annual Report to Stockholders for the fiscal year ended August 1, 2009, are being first made available to stockholders of record on or about December 4, 2009. Our Board of Directors is making these materials available to you on the Internet or, upon your request, is delivering printed versions of these materials to you without charge by mail. On or about December 4, 2009, we mailed to all stockholders of record as of the Record Date the Notice of Proxy Availability, which contains instructions on how to access these materials and vote.

We will, upon written request of any stockholder, furnish without charge a copy of our Annual Report on Form 10-K for the fiscal year ended August 1, 2009, as filed with the Securities and Exchange Commission (the "SEC"), without exhibits. Please address all such requests to the attention of Lisa N'Chonon, Corporate Controller, United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island 02908. Exhibits will be provided upon written request to Ms. N'Chonon and payment of an appropriate processing fee.

Submitting and Revoking Your Proxy

If you complete and submit a proxy, the persons named as proxies will vote the shares represented by your proxy in accordance with your instructions. If you submit a proxy but do not complete the voting instructions, the persons named as proxies will vote the shares represented by your proxy as follows:

- **FOR** the election of Joseph M. Cianciolo and Peter Roy as Class I directors; and

- **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2010.

If other matters come before the annual meeting, the persons named as proxies will vote on such matters in accordance with their best judgment. We have not received any notice of other matters that may properly be presented at the annual meeting.

You may revoke or revise your proxy whether given by mail, via the Internet or by telephone at any time prior to the start of the annual meeting by delivering written instructions to our corporate secretary at 313 Iron Horse Way, Providence, Rhode Island 02908. Attendance at the annual meeting will not itself be deemed to revoke your proxy unless you give notice at the annual meeting that you intend to revoke your proxy and vote in person.

If you hold shares of common stock in a stock brokerage account or through a bank, trust or other fiduciary or nominee, you are considered to be the beneficial owner of shares held in "*street name*" and these proxy materials are being forwarded to you by your broker or nominee. You may not vote directly any shares held in street name; however, as the beneficial owner of the shares, you have the right to direct your broker or nominee on how to vote your shares. If you do not provide your broker or nominee instructions on how to vote your shares regarding the election of Class I directors, they will not be able to vote your shares on this matter.

If you participate in our Employee Stock Ownership Plan (the "*ESOP*"), you will receive a separate voting instructions card which will serve as a voting instruction for Mr. Robert Huckins, the trustee of the ESOP. If Mr. Huckins does not receive voting instructions for your ESOP shares, he will vote your ESOP shares in the same proportion as other ESOP participants' shares for which voting instructions have been received. Mr. Huckins will vote unallocated shares of common stock in the ESOP in the same proportion as participants have directed the trustee to vote their allocated shares of common stock.

If you participate in the United Natural Foods, Inc. Stock Fund (the "*Stock Fund*") through the United Natural Foods, Inc. Retirement Plan (the "*401(k) Plan*"), you will receive a separate voting instructions card which will serve as a voting instruction for Fidelity Management Trust Company ("*Fidelity*"), the trustee of the plan. If Fidelity does not receive voting instructions for your shares, it will vote your shares in the same proportion as other plan participants' shares for which voting instructions have been received.

In addition to solicitations by mail and the Internet, our directors, officers and employees may, without additional remuneration, solicit proxies by telephone, facsimile and personal interviews. We will request brokerage houses, custodians, nominees and fiduciaries to forward copies of the proxy materials to those persons for whom they hold shares and request instructions for voting the proxies. We will reimburse such brokerage houses and other persons for their reasonable expenses in connection with this distribution.

If you hold shares in street name and you would like to attend the annual meeting, you must bring to the meeting proof of stock ownership, such as an account statement from your broker or nominee which confirms that you are the beneficial owner of those shares. If you would like to vote in person at the annual meeting and you hold your shares in street name, you must bring a proxy letter issued by your broker or nominee to vote your shares in person at the meeting.

How to Vote

You may vote "FOR" or "AGAINST" each of the nominees to the Board of Directors. You may also abstain from voting "FOR" or "AGAINST" any nominee. For each of the other matters to be voted on at the annual meeting, you may vote "FOR" or "AGAINST" or abstain from voting. The procedures for voting follow.

Stockholders of Record: If you are a stockholder of record, there are four ways to vote:

- by completing, signing, dating and returning your proxy card, if you request a paper copy of the proxy materials;
- by written ballot at the annual meeting;
- by making a toll-free telephone call within the United States or Canada using a touch-tone telephone to the toll-free number provided on your Notice of Proxy Availability; or
- by voting on the Internet. To vote on the Internet, go to the website address indicated on your Notice of Proxy Availability to complete an electronic proxy card. You will be asked to provide the company number and control number from the Notice of Proxy Availability.

If you plan to vote by telephone or Internet, your vote must be received by 7:00 p.m., EST, on January 12, 2010 to be counted.

Street Name Holders: If you hold your shares in street name, the Notice of Proxy Availability was forwarded to you by your intermediary and you should follow the voting instructions provided by your broker. You may complete and return a voting instruction card to your broker. Please check your Notice of Proxy Availability for more information. If you hold your shares in street name and wish to vote at the annual meeting, you must obtain a legal proxy from your broker and bring that proxy to the meeting.

Holders Through the ESOP: If you hold your shares through the ESOP, a voting instructions card was forwarded to you, which will serve as a voting instruction for Mr. Robert Huckins, the trustee of the ESOP. You must submit your voting instructions to Mr. Huckins by the close of business on January 10, 2010 to allow him time to receive your voting instructions. If Mr. Huckins does not receive voting instructions for your ESOP shares, he will vote your ESOP shares in the same proportion as other ESOP participants' shares for which voting instructions have been received.

Holders Through the 401(k) Plan: If you hold your shares through the 401(k) Plan's Stock Fund, you will receive a separate voting instructions card which will serve as a voting instruction for Fidelity, the trustee of the 401(k) Plan. You must submit your voting instructions to Fidelity by 5:00 p.m. on January 11, 2010 to allow it time to receive your voting instructions. If Fidelity does not receive voting instructions for your shares, it will vote your shares in the same proportion as other plan participants' shares for which voting instructions have been received.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Votes Required

Presence in person or by proxy of a majority of the shares of common stock outstanding at the close of business on November 17, 2009, the record date for the annual meeting, and entitled to vote at the annual meeting will be required for a quorum. Shares of common stock present in person or represented by proxy (including shares that abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum exists at the annual meeting.

Our bylaws provide that, if the number of nominees for director does not exceed the number of directors to be elected, each nominee for director will be elected as a director if the number of shares voted "FOR" the director exceed the number of shares voted "AGAINST" the director. If the number of nominees exceeds the number of directors to be elected, the directors will be elected by the vote of a plurality of the shares represented in person or by proxy at the annual meeting and entitled to vote on the election of directors. If a nominee who already serves as a director is not elected, that director must offer to tender his or her resignation to the Board of Directors. The Nominating and Governance Committee of our Board of Directors will make a recommendation to the Board on whether to accept or reject the director's resignation, or whether other action should be taken. The affirmative vote of the holders of a majority of the outstanding shares of common stock present or represented by proxy, entitled to vote and voting on the matter is required for the ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2010.

Shares that abstain from voting as to a particular matter, and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter or have not received instructions from the beneficial owner with respect to such matter, will not be counted as votes in favor of such matter, and will also not be counted as votes cast or shares voting on such matter. Accordingly, abstentions and "*broker non-votes*" will have no effect on the voting on a matter that requires the affirmative vote of a certain percentage of the votes cast, although such votes will count for quorum purposes. Brokers and nominees do not have discretionary authority to vote with respect to the election of directors.

Webcast of Annual Meeting

We are pleased to offer a webcast of the annual meeting. If you choose to participate in the annual meeting by means of the webcast, please go to the Investors section of our website at *www.unfi.com* shortly before the annual meeting is scheduled to begin and follow the instructions provided. In addition, the conference call dial-in number for the annual meeting is (480) 629-9692. You will be able to participate in the annual meeting by submitting questions directly from the broadcast site. However, you will not be able to vote your shares of common stock during the webcast. If you plan to listen to the webcast, please be sure to vote your shares in one of the ways described under "How to Vote" above by the date and time (if applicable) specified so that the persons named as proxies can vote the shares represented by your proxy in accordance with your instructions at the annual meeting.

Householding

We have adopted a procedure for stockholders whose shares are held in street name called "*householding,*" pursuant to which stockholders of record who have the same address and the same last name will receive only one Notice of Proxy Availability each and, as applicable, one set of any additional proxy materials that are delivered, unless one or more of these stockholders notifies us that they wish to continue receiving multiple copies. This procedure provides extra convenience for stockholders and a cost savings for us. Currently, we are not providing householding to stockholders whose shares are registered in their name.

If at any time you no longer wish to participate in householding and would prefer to receive a separate Notice of Proxy Availability and, as applicable, any additional proxy materials that are delivered, or if your shares are held in street name and you are receiving multiple copies of our Notice of Proxy Availability and, as applicable, any additional proxy materials that are delivered and wish to receive only one, please notify your bank, broker, trust or other holder of record. For more information, please contact our corporate secretary at 313 Iron Horse Way, Providence, Rhode Island 02908.

Stockholders who participate in householding will continue to receive separate voting identification numbers for use in voting their shares, and, if requested, separate proxy cards.

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock as of November 17, 2009 by (i) each person or entity known by us to own beneficially more than 5% of the outstanding shares of our common stock based on Schedule 13G filings made by such persons with the SEC, (ii) each member of our Board of Directors, (iii) our current or former executive officers named in the Summary Compensation Table below and (iv) all of our directors, current executive officers and former executive officers named in the Summary Compensation Table as a group.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage Ownership(2)
FMR LLC.	5,895,100	13.7%
Jennison Associates LLC	3,349,107	7.8%
Employee Stock Ownership Trust(3)	2,516,860	5.8%
Daniel V. Atwood(4)	324,962	0.8%
Michael S. Funk(5)	182,289	0.4%
Thomas B. Simone(6)	179,425	0.4%
Gordon D. Barker(7)	79,333	0.2%
James P. Heffernan(8)	58,791	0.1%
Mark E. Shamber(9)	54,369	0.1%
Michael D. Beaudry(10)	45,998	0.1%
Steven L. Spinner(11)	42,714	0.1%
Joseph M. Cianciolo(12)	40,791	0.1%
Gail A. Graham(13)	34,158	0.1%
Peter Roy(14)	29,454	0.0%
Randle Lindberg	13,612	0.1%
John Stern(15)	6,888	0.0%
Richard Antonelli	0	0.0%
All executive officers and directors, including terminated Named Executive Officers, as a group (19 persons)(16)	1,175,996	2.7%

(1) The address for each listed director and executive officer is c/o United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island 02908. The address for the Employee Stock Ownership Trust is c/o Robert G. Huckins, Trustee, 19404 Camino Del Aguila, Escondido, California 92025. The address for FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109. The address for Jennison Associates LLC is 466 Lexington Avenue, 18th Floor, New York, New York 10017.

(2) The number of shares of common stock beneficially owned by each stockholder is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after November 17, 2009 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of common stock listed as owned by such person or entity.

(3) The Employee Stock Ownership Trust ("*ESOT*") disclaims beneficial ownership of the allocated shares of common stock in the ESOP to the extent that the beneficial ownership of such shares is attributable to participants in the ESOP.

(4) Includes 123,375 shares of common stock issuable upon the exercise of stock options and 49,364 shares of common stock held in trust by the ESOT and allocated to Mr. Atwood under the ESOP.

(5) Includes 104,675 shares of common stock issuable upon the exercise of stock options and 1,504 shares of common stock held in trust by the ESOT and allocated to Mr. Funk under the ESOP.

(6) Includes 113,626 shares of common stock issuable upon the exercise of stock options and 30,000 shares held by the Thomas B. Simone and Shirley A. Simone 1990 Family Trust Agreement, as amended April 7, 1998, of which Mr. Simone and his wife are co-trustees.

(7) Includes 64,966 shares of common stock issuable upon the exercise of stock options.

(8) Includes 44,826 shares of common stock issuable upon the exercise of stock options.

(9) Includes 27, 500 shares of common stock issuable upon the exercise of stock options, 1,721 shares of common stock allocated to Mr. Shamber under the 401(k) Plan's Stock Fund, and 1,748 shares of common stock held in trust by the ESOT and allocated to Mr. Shamber under the ESOP.

(10) Includes 22,750 shares of common stock issuable upon the exercise of stock options, 7,117 shares of common stock allocated to Mr. Beaudry under the 401(k) Plan's Stock Fund, and 3,569 shares of common stock held in trust by the ESOT and allocated to Mr. Beaudry under the ESOP.

(11) Includes 7,500 shares of common stock issuable upon the exercise of stock options and 5,260 shares of common stock held by, or as custodian for, his children.

(12) Includes 24,826 shares of common stock issuable upon the exercise of stock options and 2,000 shares of common stock held for the benefit of Mr. Cianciolo in an individual retirement account.

(13) Includes 19,826 shares of common stock issuable upon the exercise of stock options.

(14) Includes 10,206 shares of common stock issuable upon the exercise of stock options.

(15) Includes 3,500 shares of common stock issuable upon the exercise of stock options and 186 shares of common stock held in trust by the ESOT and allocated to Mr. Stern under the ESOP.

(16) Includes 619,826 shares of common stock issuable upon the exercise of stock options, 15,258 shares of common stock allocated to executive officers under the 401(k) Plan's Stock Fund, and 60,976 shares of common stock held in trust by the ESOT and allocated to executive officers under the ESOP.

CORPORATE GOVERNANCE

We are committed to maintaining strong corporate governance practices and principles. We have closely monitored the recent developments relating to the corporate governance of public corporations and our Board of Directors has consulted with our legal counsel and independent registered public accounting firm to evaluate our current corporate governance and other practices in light of these developments. Our policies and practices reflect corporate governance initiatives that are compliant with the requirements of the Sarbanes-Oxley Act of 2002, SEC rules and regulations and the listing standards of the NASDAQ Stock Market ("NASDAQ"). For example:

- The Board of Directors has adopted clear corporate governance principles, which were revised in August 2008, that outline the roles and responsibilities of the Board and Board committees and establish policies regarding governance matters such as Board meetings and communications, performance evaluations of the Board and our Chief Executive Officer, stock ownership guidelines, and director orientation and continuing education;
- A majority of the members of our Board of Directors are independent, and the Board makes an affirmative determination regarding the independence of each director annually;
- All members of the key Board committees—the Audit Committee, the Compensation Committee and the Nominating and Governance Committee—are independent;
- The independent members of the Board of Directors meet regularly without the presence of management;
- We have designated an independent director to serve as our "Lead Independent Director" to coordinate the activities of the other independent members of our Board of Directors;
- We have a clear code of business conduct and ethics that applies to our principal executive officers and all members of our finance department, including our principal financial officer and principal accounting officer;
- The charters of the committees of the Board of Directors clearly establish their respective roles and responsibilities; and
- The Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal controls or auditing matters.

In addition, our corporate governance principles limit our independent directors to serving on no more than a total of four public company boards and limit our executive officers to serving on no more than a total of two public company boards, in each case, including our Board. Directors and executive officers must notify the Nominating and Governance Committee in advance of accepting an invitation to serve on another corporate board. Directors are also required to notify the Nominating and Governance Committee when their principal occupation or business association changes, at which point the committee will evaluate the propriety of continued Board service.

As discussed under "PROPOSAL 1—ELECTION OF DIRECTORS—Majority Vote Standard for Election of Directors," in September 2007, we amended our Bylaws to provide for a majority voting standard for uncontested elections of directors and our Board of Directors approved amendments to the Nominating and Governance Committee's charter to implement the majority voting standard for directors. The amendments to the Nominating and Governance Committee's charter establish the procedures for the Nominating and Governance Committee's deliberations regarding whether to accept an offer by a nominee for director to resign from the Board if that nominee does not receive more votes cast "FOR" his or her election than votes cast "AGAINST" his or her election.

We maintain a corporate governance page on our website that includes key information about our corporate governance initiatives. The corporate governance page can be found at *www.unfi.com*, by clicking on "Investors" and then on "Corporate Governance." Copies of our corporate governance principles, the charters for each of our Board committees and the charter of the Lead Independent Director can be found on the corporate governance page of our website.

Please note that information contained on our website is not incorporated by reference in this proxy statement or considered to be part of this document.

Director Independence

Our Board of Directors has determined that a majority of the members of our Board are "*independent directors*," as defined in rules governing the listing of our common stock on NASDAQ. For a director to be considered independent, the Board must affirmatively determine that the director has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. To facilitate this determination, annually each director completes a questionnaire that provides information about relationships that might affect the determination of independence, which questionnaires are reviewed by our Nominating and Governance Committee. The Board, upon the recommendations of the Nominating and Governance Committee, has determined that our independent directors are Mr. Barker, Mr. Cianciolo, Ms. Graham, Mr. Heffernan, Mr. Roy and Mr. Simone.

All members of the Audit, Compensation and Nominating and Governance Committees of our Board must be independent directors under NASDAQ listing standards and, with respect to Audit Committee members, Section 10A of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), and the SEC's rules thereunder. In addition, the charter of the Finance Committee of our Board of Directors requires that Committee to consist of not less than two independent directors. Each member of the Compensation Committee and each independent director on the Finance Committee must also be both a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, as amended (the "*Code*"), in accordance with that committee's charter.

Lead Independent Director

The Board has created the position of Lead Independent Director. In accordance with the Lead Independent Director's charter, adopted by the Board in September 2008, the Lead Independent Director must be an independent director, and is responsible for coordinating the activities of the other independent directors and for performing such other duties and responsibilities as the Board may determine from time to time, including:

- Serving as a liaison between the Chair of the Board, independent directors, and the President and Chief Executive Officer;
- Leading the annual performance reviews of the Chair of the Board and the President and Chief Executive Officer, and leading the full Board in an annual review of the performance and effectiveness of the Board and its committees;
- Recommending to the Board the membership of the various Board committees, and recommending to the Chair of the Board the retention of advisers and consultants who report directly to the Board;
- Advising the Chair of the Board as to an appropriate schedule of and agenda for Board meetings and ensuring the Board's input into the agenda for Board meetings;
- Advising the President and Chief Executive Officer as to the quality, quantity, and timeliness of the information submitted by the Company's management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties;

- Assisting the Board, the Nominating and Governance Committee, and our officers in better ensuring compliance with and implementation of our corporate governance principles; and
- Serving as the Chair for executive sessions of the Board's independent directors and acting as Chair of the Board's regular and special meetings when the Chair is unable to preside.

A complete description of the duties of the Lead Independent Director is included in the charter of the Lead Independent Director, a copy of which can be found in the corporate governance section of our website at *www.unfi.com*.

Committees of the Board of Directors

Our Board of Directors currently has four standing committees: the Compensation Committee, the Audit Committee, the Nominating and Governance Committee and the Finance Committee. Committee members and chairs are recommended to the Board by the Nominating and Governance Committee and appointed by the full Board. In addition to the individuals indentified as committee members below, the Lead Director is an ex-officio member of each of the committees described below.

Compensation Committee. The Compensation Committee establishes or approves all policies and procedures related to our human resources function, including employee compensation, incentive programs, our 401(k) plan, and administers our stock incentive plans, including the 2002 Stock Incentive Plan and the 2004 Equity Incentive Plan. Additionally, this committee evaluates and establishes the compensation of our executive officers whose compensation is described below in the Summary Compensation Table, including our Chief Executive Officer and Chief Financial Officer. The Compensation Committee also reviews the compensation of the other members of our senior management team and recommends to our Board of Directors the compensation for our non-employee directors. The Compensation Committee receives recommendations from the Chief Executive Officer and the Chief Human Resources Officer in connection with its determinations concerning executive compensation. Additionally, the Compensation Committee from time to time has engaged outside compensation consultants to provide the committee with additional assistance when analyzing and setting the compensation of our executive officers, including peer group analysis, compensation structure and other assistance. The Compensation Committee did not engage a compensation consultant to provide this assistance during the 2009 fiscal year. The Compensation Committee also approves our annual compensation discussion and analysis included in this proxy statement.

The agenda for meetings of the Compensation Committee is determined by its chairman with the assistance of our Chief Executive Officer, Secretary, Chief Human Resources Officer, General Counsel and Chief Financial Officer. Compensation Committee meetings are regularly attended by the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the Chief Human Resources Officer. At certain meetings during fiscal 2009, the Compensation Committee met in executive session. The Compensation Committee's chairman reports the committee's recommendations on executive compensation to the Board of Directors. Independent advisors and the Company's finance, human resources, benefits and legal departments support the Compensation Committee in its duties and may be delegated authority to fulfill certain administrative duties regarding the compensation programs. The Compensation Committee has authority under the Compensation Committee Charter to retain, approve fees for and terminate advisors, consultants and agents as it deems necessary to assist in the fulfillment of its responsibilities.

The Compensation Committee's charter is available on our website, *www.unfi.com*. The Compensation Committee held six meetings during fiscal 2009. The current members of the Compensation Committee are Ms. Graham and Messrs. Barker, Heffernan, and Roy, each of whom is an independent director.

Audit Committee. The Board of Directors has an Audit Committee that is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is responsible for monitoring the integrity of our financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; monitoring the independence of our independent registered public accounting firm; and monitoring the performance of our independent registered public accounting firm, management and our internal audit department. Among the Audit Committee's duties are to review the results and scope of the audit and other services provided by our independent registered public accounting firm. The Audit Committee's charter is available on our website, *www.unfi.com*. The Audit Committee held eight meetings during fiscal 2009. The current members of the Audit Committee are Ms. Graham and Messrs. Barker, Cianciolo and Heffernan, each of whom is an independent director. The Board of Directors has determined that Messrs. Barker, Cianciolo and Heffernan are each an audit committee financial expert, as defined by the rules and regulations of the SEC.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for developing, reviewing and recommending to the Board for adoption our corporate governance principles; identifying and nominating candidates for election to the Board; assessing and making recommendations to the Board regarding the size and composition of the Board and the size, composition, scope of authority, responsibilities and reporting obligations of each Board committee; and assisting the Board in conducting performance reviews of the Board and its committees and members. For additional information regarding the director nomination process undertaken by the Nominating and Governance Committee, please refer to "Nomination of Directors" beginning on page 17. The Nominating and Governance Committee's charter is available on our website, *www.unfi.com*. The Nominating and Governance Committee held four meetings during fiscal 2009. The current members of the Nominating and Governance Committee are Messrs. Barker, Cianciolo and Simone and Ms. Graham, each of whom is an independent director.

Finance Committee. The Finance Committee is responsible for overseeing, reviewing and making recommendations about our financial affairs and policies and evaluating merger and acquisition transactions and investment and financing transactions proposed by our management. The Finance Committee did not hold any meetings during fiscal 2009. The current members of the Finance Committee are Messrs. Cianciolo, Funk, Heffernan, Roy and Simone, all of whom, other than Mr. Funk, are independent directors.

Board Meetings

During the fiscal year ended August 1, 2009, the Board of Directors met eight times and following each of the Board meetings, the independent directors met in executive session without the presence of management (in each case, including by telephone conference). All directors attended at least 75% of the meetings of the Board of Directors and of the committees on which they served. We encourage each member of the Board to attend our annual meetings of stockholders. All of our directors attended last year's annual meeting either in person or by webcast.

PROPOSAL 1—ELECTION OF DIRECTORS

Directors and Nominees for Director

We have a classified Board of Directors currently consisting of two Class I directors (Joseph M. Cianciolo and Peter Roy), three Class II directors (Gordon D. Barker, Gail A. Graham and Thomas B. Simone), and three Class III directors (Michael S. Funk, James P. Heffernan and Steven L. Spinner). The term of our Class I directors will expire at the Annual Meeting of Stockholders, unless elected to a new three-year term by our stockholders, in which case the directors will serve until the annual meeting of stockholders to be held in 2013, and until their successors are elected and qualified. Our Class II and Class III directors will serve until the annual meeting of stockholders to be held in 2011 and 2012, respectively, and until their respective successors are elected and qualified. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed those whose terms are expiring.

The persons named in the enclosed proxy will vote to elect Joseph M. Cianciolo and Peter Roy as Class I directors, unless your proxy is marked otherwise or unless you hold shares in "street name" and fail to instruct your broker or nominee how to vote your shares. Messrs. Cianciolo and Roy are currently Class I directors.

The Class I directors will be elected to hold office until the annual meeting of stockholders to be held in 2013 and until their successors are elected and qualified. Each nominee has indicated his or her willingness to serve, if elected. If any nominee should be unable to serve, the person acting under the proxy may vote the proxy for a substitute nominee. We have no reason to believe any of the nominees will be unable to serve if elected.

For each member of the Board of Directors, including the nominees for election as Class I directors, there follows information given by each concerning his or her principal occupation and business experience for the past five years, the names of other publicly held companies for which he or she serves as a director and his or her age and length of service as a director:

Class/Name	Age	Position
Class I:		
Joseph M. Cianciolo(1)(2)(4)	70	Director and Chair of the Audit Committee
Peter Roy(3)(4)	53	Director
Class II:		
Gordon D. Barker(1)(2)(3)	63	Director and Chair of the Compensation Committee
Gail A. Graham(1)(2)(3)	58	Director
Thomas B. Simone(2)(4)	67	Vice Chair of the Board, Lead Independent Director and Chair of the Nominating and Governance Committee
Class III:		
Michael S. Funk(4)	55	Chair of the Board
James P. Heffernan(1)(3)(4)	63	Director and Chair of the Finance Committee
Steven L. Spinner	49	President, Chief Executive Officer and Director

(1) Member of the Audit Committee.

(2) Member of the Nominating and Governance Committee.

(3) Member of the Compensation Committee.

(4) Member of the Finance Committee.

Gordon D. Barker has served as a member of our Board of Directors since September 1999. Mr. Barker serves as the Chair of the Compensation Committee and as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Barker served as a contract Chief Executive Officer for QVL Pharmacy Holdings, Inc., a privately-held entity, from October 2004 until February 2007. Mr. Barker has served as President of Barker Holdings, LLC since January 2004. Mr. Barker has served as the principal of Barker Enterprises, an investment and consultant firm, since January 1997.

Joseph M. Cianciolo has served as a member of our Board of Directors since September 1999. Mr. Cianciolo serves as Chair of the Audit Committee and as a member of the Finance Committee and the Nominating and Governance Committee. Mr. Cianciolo served as the Managing Partner of KPMG LLP's, Providence, Rhode Island office, from June 1990 until June 1999. Mr. Cianciolo also serves on the Board of Directors of Nortek, Inc. and Eagle Bulk Shipping, Inc. Mr. Cianciolo is a nominee to serve as a Class I director.

Michael S. Funk has served as Chair of the Board since September 2008, a position which he also held from January 2003 to December 2003, and has been a member of our Board of Directors since February 1996. Mr. Funk served as our President and Chief Executive Officer from October 2005 to September 2008. Mr. Funk serves as a member of the Finance Committee. Mr. Funk also served as Vice Chair of our Board of Directors from February 1996 until December 2002, as our Chief Executive Officer from December 1999 until December 2002 and as our President from October 1996 until December 1999. From its inception in July 1976 until April 2001, Mr. Funk served as President of Mountain People's Warehouse, Inc., one of our wholly-owned subsidiaries.

Gail A. Graham has served as a member of our Board of Directors since October 2002. Ms. Graham serves as a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Ms. Graham has served as the General Manager of Mississippi Market Natural Foods Cooperative, a consumer owned and controlled cooperative in St. Paul, Minnesota, since October 1999. Ms. Graham served as Vice Chair of the Board of Directors of Blooming Prairie Cooperative Warehouse from November 1994 until October 1998 and from November 2000 until October 2002. Ms. Graham served as the Chair of the Board of Directors of Blooming Prairie Cooperative Warehouse from November 1998 until October 2000. Ms. Graham resigned from the Board of Directors of Blooming Prairie Cooperative Warehouse in October 2002, concurrent with our purchase of the cooperative and her appointment to our Board of Directors.

James P. Heffernan has served as a member of our Board of Directors since March 2000. Mr. Heffernan serves as Chair of the Finance Committee and as a member of the Audit Committee and the Compensation Committee. Mr. Heffernan has served as a Director for the New York Racing Association since November 1998. Mr. Heffernan has served as a Director of Solutia, Inc., since February 2008, and served as a member of the Board of Directors of Columbia Gas System, Inc. from January 1993 until November 2000.

Peter Roy has served as a member of our Board of Directors since June 2007. Mr. Roy is a member of the Compensation Committee and the Finance Committee. Mr. Roy is an entrepreneur and since 1999 has been a strategic advisor to North Castle Partners. In connection with his role as a strategic advisor to North Castle Partners, Mr. Roy served on the boards of Avalon Natural Products, Inc. and Naked Juice Company. Additionally, Mr. Roy currently serves on the board of directors of West Marine, Inc. From 1993 to 1998, Mr. Roy served as President of Whole Foods Market, Inc. and, for five years prior to that, served as President of that company's West Coast Region. Mr. Roy is a nominee to serve as a Class I director.

Thomas B. Simone has served as the Vice Chair of the Board of Directors since September 2008 and as Lead Independent Director since December 2003. Mr. Simone served as the Chair of the Board of Directors from December 2005 to September 2008, as well as from December 1999 to December 2002, and as the Vice Chair of the Board of Directors from January 2003 to December 2005. He has been a member of the Board of Directors since October 1996. Mr. Simone is the Chair of the Nominating and Governance Committee and is a member of the Finance Committee. Mr. Simone has served as Chairman, President and Chief Executive Officer of Simone & Associates, LLC and its predecessor company, each a natural and organic products and healthcare investment and consulting company, since April 1994.

Steven L. Spinner has served as our President and Chief Executive Officer and as a member of our Board of Directors since September 2008. Prior to joining us in September 2008, Mr. Spinner served as a director and as Chief Executive Officer of Performance Food Group Company ("*PFG*") from October 2006 to May 2008, when PFG was acquired by affiliates of The Blackstone Group and Wellspring Capital Management. Mr. Spinner previously had served as PFG's President and Chief Operating Officer beginning in May 2005. Mr. Spinner served as PFG's Senior Vice President and Chief Executive Officer—Broadline Division from February 2002 to May 2005 and as PFG's Broadline Division President from August 2001 to February 2002.

For information relating to the shares of our common stock owned by each of our directors, see "Stock Ownership of Certain Beneficial Owners and Management."

Majority Vote Standard for Election of Directors.

Our bylaws require directors to be elected by a majority of the votes cast with respect to such director in uncontested elections (that is, the number of shares voted "for" a director must exceed the number of votes cast "against" that director). In a contested election (an election in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. If a nominee who is serving as a director is not elected at the annual meeting, under Delaware law the director would continue to serve on the Board as a "holdover director." However, under our bylaws, any director who fails to be elected must offer to tender his or her resignation to the Board. The Nominating and Governance Committee would then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who offers to tender his or her resignation will not participate in the Board's decision or the Nominating and Governance Committee's deliberations (if the director is a member of that committee). If a nominee who was not already serving as a director is not elected at the annual meeting, under Delaware law that nominee would not become a director and would not serve on the Board as a "holdover director." All nominees for election as directors at the Annual Meeting of Stockholders are currently serving on the Board.

Nomination of Directors

The Nominating and Governance Committee reviews the qualifications of every person recommended as a nominee to our Board of Directors to determine whether the recommended nominees are qualified to serve on the Board. The Nominating and Governance Committee has adopted qualitative standards by which it determines if nominees are qualified to serve on our Board. The Nominating and Governance Committee evaluates recommended nominees in accordance with the following criteria:

- *Personal characteristics.* The Nominating and Governance Committee considers the personal characteristics of each nominee, including the nominee's integrity, accountability, ability to make informed judgments, financial literacy, professionalism and willingness to meaningfully contribute to the Board (including by possessing the ability to communicate persuasively and address difficult issues). In addition, the Committee evaluates whether the nominee's previous experience reflects a willingness to establish and meet high standards of performance, both for him or herself and for others.

- *Core Competencies.* The Nominating and Governance Committee considers whether the nominee's knowledge and experience would contribute to the Board's achievement of certain core competencies. The Committee believes that the Board, as a whole, should possess competencies in accounting and finance, business judgment, management best practices, crisis response, industry knowledge, leadership, strategy and vision.

- *Board Independence.* The Nominating and Governance Committee considers whether the nominee would qualify as "independent" under SEC rules and NASDAQ listing standards.

- *Director Commitment.* The Nominating and Governance Committee expects that each of our directors will prepare for and actively participate in Board and committee meetings, provide advice and counsel to our management, develop a broad knowledge of our business and industry and, with respect to an incumbent director, maintain the expertise that led the Committee to initially select the director as a nominee. The Committee evaluates each nominee on his or her ability to provide this level of commitment if elected to the Board.

- *Additional Considerations.* Each nominee also is evaluated based on the overall needs of the Board and the diversity of experience he or she can bring to the Board, whether in terms of specialized knowledge, skills or expertise.

Following this evaluation, the Nominating and Governance Committee will make recommendations for membership on the Board of Directors and review such recommendations with the Board of Directors, which will decide whether to invite the candidate to be a nominee for election to the Board of Directors.

For a stockholder to submit a candidate for the consideration of the Nominating and Governance Committee, the stockholder must notify our corporate secretary. To make a recommendation for director nomination in advance of an annual meeting, a stockholder must notify our corporate secretary not less than 60 days nor more than 90 days prior to the date of the annual meeting; provided that in the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. The notice to our corporate secretary must include the information specified in our bylaws, including the following: (a) as to each proposed nominee (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of each such nominee, (iii) the number of our shares which are beneficially owned by each such nominee, and (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act (including such person's written consent to be named as a nominee and to serve as a director if elected); and (b) as to the stockholder giving the notice (i) the name and address, as they appear on our books, of such stockholder and (ii) the class and number of our shares which are beneficially owned by such stockholder. We may require any proposed nominee to furnish such other information as may be reasonably required by the Nominating and Governance Committee to determine the eligibility of such proposed nominee to serve as a member of the Board of Directors. The Nominating and Governance Committee evaluates nominees recommended by stockholders on the same basis as nominees recommended by any other sources.

Notices should be sent to:

Mr. Joseph J. Traficanti
United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

Communication with the Board of Directors

Our stockholders may communicate directly with our Board of Directors. All communications should be in written form and directed to our corporate secretary at the following address:

Mr. Joseph J. Traficanti
United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

Communications should be enclosed in a sealed envelope that prominently indicates that it is intended for the Board of Directors. Each communication intended for the Board of Directors and received by the corporate secretary that is related to our operation and is relevant to a specific director's service on the Board of Directors will be forwarded to the specified party following its clearance through normal review and appropriate security procedures.

Non-employee Director Compensation

Each year, our Board of Directors and the Compensation Committee of the Board review and determine compensation for our non-employee directors, in part, based on a review of the annual NACD Board Compensation survey. The Compensation Committee and our Board believe that compensation should fairly compensate non-employee directors for work required in a company of our size and scope and that compensation should align the non-employee directors' interests with the long-term interest of our stockholders. Our non-employee director stock ownership guidelines, which are discussed in greater detail below, also are designed to align the interests of our non-employee directors with those of our stockholders. Employee directors do not receive any compensation for their Board service.

The components of our non-employee director compensation are cash fees and awards of stock options and, in recent years, shares of restricted stock units. Our Board of Directors and Compensation Committee determined, applicable for fiscal year 2008 and all subsequent fiscal years, that our non-employee directors' equity-based awards should consist of a mix of stock options and restricted stock units, rather than our previous historical mix of stock options and shares of restricted stock. The Board of Directors and the Compensation Committee determined that non-employee directors' equity-based awards should include restricted stock units, rather than shares of restricted stock, in order to ease the administrative burden on our associates responsible for administering our equity plans. The change was not intended to, and did not, increase or decrease the number of shares of our common stock covered by equity-based awards our non-employee directors are eligible to receive.

Fees

During fiscal year 2009, each non-employee director received $2,200 for attendance at each meeting of the Board of Directors and $1,100 for attendance at each telephonic meeting of the Board of Directors. Each member of the Compensation, Finance and Nominating and Governance Committees of the Board of Directors received $1,100 for attendance at each meeting of the applicable committee. Members of the Audit Committee of the Board of Directors received $1,700 for attendance at each meeting of the Audit Committee. Additionally, the Lead Independent Director received an annual retainer of $75,000, each other non-employee director received an annual retainer of $30,000, the chairs of the Compensation, Finance and Nominating and Governance Committees each received an annual retainer of $8,000, and the chair of the Audit Committee received an annual retainer of $15,000. Each director was reimbursed for expenses incurred in connection with his or her attendance at meetings of the Board of Directors and its committees.

Stock Options and Restricted Stock Units

In the fiscal year ended August 1, 2009, our non-employee directors, other than our Lead Independent Director and our Chair of the Board, received an annual grant of (i) options to purchase 3,990 shares of common stock and (ii) 4,788 restricted stock units for their participation on the Board of Directors. One-third of the annual grant vested immediately, and the remaining two-thirds vest in equal annual installments over a two-year period from the date of grant. The options have an exercise price equal to the closing price of our common stock on NASDAQ on the grant date. The Lead Independent Director received an annual grant of (i) options to purchase 9,000 shares of common stock and (ii) 10,800 restricted stock units, with a vesting schedule and exercise price consistent with the grants to other non-employee directors. Our Chair of the Board received an annual grant during his tenure as the Company's President and Chief Executive Officer, and that award, which is the only equity-based award he received in fiscal 2009, is included in the table showing Grants of Plan-Based Awards in 2009 to Named Executive Officers.

Deferred Compensation

Our non-employee directors are eligible to participate in the United Natural Foods Deferred Compensation Plan and the United Natural Foods Deferred Stock Plan (collectively the "*Deferral Plans*"). The Deferral Plans are nonqualified deferred compensation plans which are administered by the Compensation Committee. Under the Deferred Stock Plan, which was frozen from new deferrals effective January 1, 2007, each non-employee director participant was eligible to defer between 0% and 100% of such director's compensation from restricted stock awards. Under the Deferred Compensation Plan, each non-employee director participant may elect to defer a minimum of $1,000 and a maximum of 100% of the director fees earned by such participant in a calendar year. In addition, effective January 1, 2007, each non-employee director participant may elect to defer up to 100% of their share unit awards under the Deferred Compensation Plan. Four of our non-employee directors elected to participate in the Deferred Compensation Plan for fiscal 2009.

The Deferral Plans were established to provide participants with the opportunity to defer the receipt of all or a portion of their compensation, including grants of restricted stock, restricted stock units, and performance stock units. Under the Deferral Plans, only the payment of the compensation earned by each such participant is deferred and there is no deferral of the expense in our financial statements related to the participants' earnings; the Company records the related compensation expense in the year in which the compensation is earned by the participants.

For fiscal year 2009, participants' deferrals under the Deferred Compensation Plan earned interest at the overnight national five-year deposit rate, as reported by bankrate.com (as captured on the first and last business date of each calendar quarter and averaged) plus 3% for the period from August 3, 2008 through December 31, 2008. Effective January 1, 2009, participant's deferrals earned interest at the 5-year certificate of deposit annual yield taken from the Wall Street Journal Market Data Center credited and compounded quarterly (as captured on the first and last business date of each calendar quarter and averaged) plus 3%. The value of equity-based awards deferred under the Deferral Plans is based upon the performance of our common stock.

The following table summarizes the 2009 compensation provided to all persons who served as non-employee directors during our 2009 fiscal year.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	Total($)
Gordon D. Barker	$ 79,600	$116,924	$27,022	$—	$222,446
Joseph M. Cianciolo	$ 81,700	$116,924	$27,022	$—	$224,546
Gail A. Graham	$ 73,300	$116,924	$27,022	$—	$216,146
James P. Heffernan	$ 75,200	$116,924	$27,022	$—	$218,046
Peter Roy	$ 55,300	$142,439	$33,085	$—	$229,724
Thomas B. Simone	$107,200	$288,296	$38,978	$—	$433,374

(1) This column reports the amount of cash compensation earned in fiscal 2009 for Board and committee service.

(2) This column represents the dollar amount recognized by us for financial statement reporting purposes with respect to the 2009 fiscal year for the fair value of restricted stock units granted in fiscal 2009 as well as in prior fiscal years in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, *Stock Compensation* ("ASC 718"). Fair value is initially calculated using the closing price of United Natural Foods' common stock on NASDAQ on the date of grant. The following directors had outstanding restricted stock unit awards at August 1, 2009: Mr. Barker, Mr. Cianciolo, Ms. Graham, Mr. Heffernan, Mr. Roy (4,256 shares each), and Mr. Simone (10,200 shares). Ms. Graham and Messrs. Barker, Cianciolo, Heffernan and Roy were each granted an award of 4,788 restricted stock units on September 16, 2008, each with a grant date fair value of $117,498. Mr. Simone was granted an award of 10,800 restricted stock units on September 16, 2008 with a grant date fair value of $265,032.

(3) This column represents the dollar amount recognized by us for financial statement reporting purposes with respect to the 2009 fiscal year for the fair value of stock options granted in fiscal 2009 as well as in prior fiscal years. The fair value was estimated using the Black-Scholes option pricing model in accordance with ASC 718. The fair value of each stock option granted to all non-employee directors on September 16, 2008 was $6.93 per share, based on assumptions of 3.0 years expected life, expected volatility of 38.1%, expected dividend yield of 0.0%, and a risk free rate of 2.12%. The grant date fair value of stock options granted to Ms. Graham and Messrs. Barker, Cianciolo, Heffernan and Roy during fiscal 2009 was $27,663 each. The grant date fair value of stock options granted to Mr. Simone during fiscal 2009 was $62,399. At August 1, 2009, the number of shares of common stock underlying the outstanding option awards held by our non-employee directors was as follows: Mr. Barker (65,270 shares), Mr. Cianciolo (25,270 shares), Ms. Graham (20,270 shares), Mr. Heffernan (45,270 shares), Mr. Roy (10,650 shares) and Mr. Simone (115,600 shares).

(4) Restricted shares or share units deferred under the Deferred Stock Plan or Deferred Compensation Plan, respectively, are valued at the current market price of our common stock, and therefore have no above market or preferential earnings. As of August 1, 2009, there are no Directors who defer a portion of their director fees under the Deferred Compensation Plan.

Stock Ownership Requirement

All non-employee directors are required to hold shares of stock in the Company in an amount that is determined in accordance with a formula based upon the compensation expense recorded by the

Company in connection with annual equity grants to our non-employee directors. We make grants of restricted stock and restricted stock units under our 2004 Plan and stock option grants under our 2002 Stock Incentive Plan. The minimum share ownership level for each non-employee director is equal to 50% of the number of shares that would have been covered by a stock option grant having an equal compensation expense to that of the director's combined equity grants for the prior fiscal year. Non-employee directors who served on the Board in or prior to fiscal 2004, when this requirement was instituted by the Board, were required to attain this level of stock ownership within three years. Non-employee directors who were elected or appointed to the Board after fiscal 2004 are required to attain this level of stock ownership within five years following their election or appointment to the Board. In either case, once attained, each non-employee director is required to maintain this level of stock ownership for as long as the director serves on the Board.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy

Our executive compensation program for the executive officers listed in the "Summary Compensation Table" included in this proxy statement (the "*Named Executive Officers*") is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to motivate our executive talent, to reward those individuals fairly over time for performance that enhances stockholder value and to retain those individuals who continue to perform at or above the levels that are deemed necessary to ensure our success. The program is also designed to reinforce a sense of ownership in the Company, urgency with respect to meeting deadlines and overall entrepreneurial spirit and to link rewards, including both short-term and longer term awards, as well as cash and non-cash awards, to measurable corporate and individual performance metrics established by our Compensation Committee. In applying these principles we seek to integrate compensation programs with our short and long-term strategic plans and to align the interests of the Named Executive Officers with the long-term interests of stockholders through equity award opportunities.

Administration of our Compensation Program

The compensation program for our Named Executive Officers is administered by the Compensation Committee and is reviewed on an annual basis to ensure that remuneration levels and benefits adequately incentivize our Named Executive Officers to perform at high levels, are competitive with compensation provided to similarly situated executive officers of companies with which we compete for executive talent, are reasonable in light of our corporate performance and continue to achieve the goals described under "Compensation Philosophy" above. The components of our compensation program are (a) base compensation or salary; (b) annual performance-based cash incentives; (c) the grant of equity awards in the form of stock options, shares of restricted stock, restricted stock units and in certain instances performance-based restricted stock units; and (d) other compensation and employee benefits including perquisites and participation in the Deferral Plans, as well as participation in benefit plans generally available to all of our employees, including our 401(k) plan and the ESOP.

The Compensation Committee at times has engaged outside human resources and compensation consulting firms to provide the Compensation Committee with assistance in administering our compensation programs and policies for our executive officers, including our Named Executive Officers. When setting compensation levels for our 2008 fiscal year our Compensation Committee engaged the human resources consulting firm Watson Wyatt to assist the committee in setting fiscal 2008 compensation levels for our Named Executive Officers. As part of this process, Watson Wyatt prepared for the Compensation Committee a competitive compensation analysis to aid the committee's efforts to compare our compensation practices for our Named Executive Officers with those of a group of peer companies in the same or similar businesses, generally foodservice distribution or natural and organic businesses. The companies comprising the peer group utilized for these comparison purposes in setting fiscal 2008 compensation were: Core-Mark Holding Company, Inc., Dean Foods Company, Del Monte Foods Company, Green Mountain Coffee Roasters, Inc., The Hain Celestial Group, Inc., Nash Finch Company, NBTY, Inc., Performance Food Group Company, Inc., Perrigo Company, Ruddick Corporation, The J.M. Smucker Company, Spartan Stores, Inc., Whole Foods Market, Inc. and Wild Oats Markets, Inc., and were chosen because of a number of factors, including geographical location, position in the natural products industry or related industries, market capitalization and revenues. We call this group our "Comparison Group" in this discussion.

The Compensation Committee has in the past used both information provided by Watson Wyatt and recommendations from our Chief Executive Officer to determine the appropriate level and mix of total compensation, including incentive compensation for our Named Executive Officers. In setting the 2009 fiscal year compensation for the Named Executive Officers, the Compensation Committee did not consult with Watson Wyatt, or any other compensation consultant, but did review the recommendations of Watson Wyatt for the 2008 fiscal year as well as a broad-based compensation survey prepared by Watson Wyatt generally, but not specifically for the committee, that highlighted developing trends in executive compensation programs for the 2009 fiscal year. In setting fiscal 2009 compensation levels for the Named Executive Officers, the Compensation Committee based its decision on the previously provided Watson Wyatt recommendations, the broad-based general survey prepared by Watson Wyatt and the recommendations of the Chief Executive Officer, Chief Financial Officer and Chief Human Resources Officer.

Determining Named Executive Officer Compensation

We view the four components of our compensation program as related because they are each designed to achieve the goals of our compensation philosophy. However, we believe the attainment by a Named Executive Officer of a significant amount of compensation from one component of compensation should not negate or reduce compensation from other components if relevant performance goals established by the Compensation Committee have been met. We determine the appropriate level for each compensation component based on a number of factors, including survey data regarding compensation practices of companies with whom we believe we compete for executive talent; our recruiting and retention goals; our corporate performance, measured by a number of Company-level and, in some instances, division-level performance goals; our view of internal equity and consistency in the compensation of similarly situated employees within the Company; and attainment by the Named Executive Officers of individual performance goals.

We have historically targeted total compensation levels in the second quartile (i.e. 26% to 50%) of the range for officers in like positions with similar responsibilities in the Comparison Group companies. Our Compensation Committee has not adopted any formal policies or guidelines for allocating compensation between short-term and long-term compensation or, with respect to short-term compensation, between cash and non-cash compensation. Our cash compensation consists of both a base salary component and a performance-based component. The performance-based component is typically completely at-risk (except that our Chief Executive Officer was guaranteed a minimum cash incentive payout of 50% of his base salary for our 2009 fiscal year), and is designed to align a significant portion of the Named Executive Officers' compensation with achievement of our goals. Our Compensation Committee's philosophy, generally, is that cash compensation should comprise a portion of the Named Executive Officers' total compensation that is competitive with our peer companies. However, if the portion of our Named Executive Officers' total compensation comprised of cash compensation were to be significantly greater or less than the portion of the total cash compensation paid to executives with similar responsibilities in the Comparison Group companies, our Compensation Committee would have the discretion to adjust either the cash or equity portion of our Named Executive Officers' total compensation or maintain this discrepancy based on factors it determines relevant at that time. As a result, equity-based compensation as a percentage of total compensation may fluctuate from year to year based on market conditions at the time of the equity awards.

When setting targeted total compensation for fiscal year 2009, our Compensation Committee determined that cash compensation should comprise approximately 50% of our Named Executive Officer's total target compensation, with base salary and performance-based cash incentives each comprising approximately 25% of the targeted percentage. For fiscal year 2009, total cash compensation as a percentage of total compensation shown in the Summary Compensation Table, was approximately 80.0% for Mr. Spinner, 22% for Mr. Funk; 62% for Mr. Shamber; 52% for Mr. Atwood; 68% for Mr. Beaudry; and 80% for Mr. Stern. Mr. Spinner's and Mr. Stern's cash compensation as a percentage of their total compensation was outside the targeted range in fiscal 2009 because each of these individuals' equity-based compensation expense reflected fewer years of equity-based awards than did the other Named Executive Officers who have been employed by the Company for a longer period of time.

The Compensation Committee also believes that a significant portion of the Named Executive Officers' compensation should consist of equity-based grants in order to more closely align our Named Executive Officers' interests with those of our stockholders by increasing their stake in the Company. Through the equity-based portion of our compensation program, which includes time-based vesting stock options and restricted stock units, and in the case of Mr. Spinner, performance-based restricted stock units, the Named Executive Officers are rewarded with compensation levels that are above the median of the Comparison Group companies only to the extent that they deliver above average performance for our stockholders over time.

We believe that this philosophy regarding the overall mix of cash and equity-based compensation ensures that the Named Executive Officers' total compensation is not less than total compensation for officers in like positions with similar responsibilities within the lowest quartile of Comparison Group companies in the event that the Company's stock does not perform as well as expected and our financial results do not meet our Compensation Committee's expectations and offers the opportunity for our Named Executive Officers' total compensation to exceed the median if our stock performs well and our financial results exceed the expectations of our Compensation Committee.

Role of Management in Executive Compensation

Our President and Chief Executive Officer along with our Chief Human Resources Officer and Chief Financial Officer provide the Compensation Committee with an assessment of the performance of the Company and of other executive officers, and make recommendations for the compensation of other executive officers based on our corporate performance. Our President and Chief Executive Officer and our Chief Human Resources Officer also provide input on one another's individual performance. Specifically, our President and Chief Executive Officer, our Chief Human Resources Officer, and our Chief Financial Officer discuss with the Compensation Committee management's internal projections with respect to a variety of performance metrics and operations goals for the next fiscal year.

The Compensation Committee then uses this information as well as qualitative factors such as leadership and management skills, to establish a number of Company-wide or division-level performance goals, as well as individual performance goals, for the Named Executive Officers and to determine the percentage of performance-based cash incentive opportunities to be obtained by each Named Executive Officer as well as year over year increases in overall compensation levels. The Compensation Committee makes all decisions with respect to the compensation of our Chief Executive Officer and other executive officers. No executive officer makes any decision on any element of his or her own compensation.

Tax Deductibility of Compensation

We attempt to ensure that both cash and equity components of the Named Executive Officers' total compensation are tax deductible for the Company, to the maximum extent possible, by the use of stockholder-approved plans that are intended to comply, to the extent practicable, with Section 162(m) of the Code. However, our performance-based cash incentive plans have not historically been considered stockholder approved and therefore an award made under those plans to our Chief Executive Officer or any of our other four highest paid executive officers has not in the past been deductible by the Company to the extent that the officer's total compensation not exempt from the Section 162(m) limitation for the fiscal year in which the award was made exceeded $1,000,000. The

Compensation Committee will continue to review and evaluate, as necessary, the impact of Section 162(m) on our executive compensation programs.

Components of our Compensation Program

Our Named Executive Officer compensation program currently has four primary components: (a) base compensation or salary; (b) annual performance-based cash incentives; (c) the grant of equity awards in the form of stock options, shares of restricted stock, restricted stock units and, in certain instances, performance-based restricted stock units; and (d) other compensation and benefits including perquisites and participation in the Deferral Plans as well as participation in benefit plans generally available to all of our employees, such as participation in the Company's 401(k) plan and ESOP.

Base Salary

Base salaries for our Named Executive Officers, other than for our President and Chief Executive Officer, are established based on the scope of their respective responsibilities, taking into account competitive market compensation paid by other companies, including companies in our Comparison Group, for individuals in similar positions, Company performance in the prior fiscal year, the executive officer's performance in the prior fiscal year and the level of the executive officer's base salary relative to other executive officers. In setting the 2009 fiscal year base salaries for our Named Executive Officers, the Compensation Committee considered the compensation data for the Comparison Group companies previously prepared for the committee by Watson Wyatt and utilized by the Compensation Committee in setting the base salaries for the Named Executive Officers for the 2008 fiscal year. The Compensation Committee also reviewed a broad-based compensation survey prepared annually by Watson Wyatt, although not specifically for the Company, which described developing trends in executive compensation programs generally and included compensation data for over 200 companies.

Generally, in line with our compensation philosophy, we have historically targeted base salaries for our Named Executive Officers' base salaries in the second quartile (i.e. 26% to 50%) of the range for officers in like positions with similar responsibilities in the Comparison Group companies, which we believe reflects our focus on linking compensation more closely to performance. Adjustments to this target are made based on experience, time in a specific position and service to the Company. We fix Named Executive Officer base compensation at levels which we believe enable us to hire and retain individuals in a competitive environment and to reward satisfactory performance, based upon prior contributions to our overall business goals. Base salaries are generally reviewed annually, but may be adjusted from time to time to realign salaries with market levels, taking into account the Named Executive Officer's responsibilities, performance and experience. In reviewing base salaries, we consider several factors, including cost of living increases, levels of responsibility, experience, a comparison to base salaries paid for comparable positions by companies in our Comparison Group, trends reflected in broad-based compensation surveys, as well as our own base salaries for other executives, and achievement of corporate and individual performance goals. The annual review for each fiscal year usually occurs in the first quarter of that fiscal year.

After taking into consideration the difficult economic and market environment facing the Company at the end of the 2008 fiscal year and in light of the Company's performance for fiscal 2008, the Compensation Committee determined to not make any adjustment to the Named Executive Officers' base salaries for the 2009 fiscal year. In light of this decision, the Compensation Committee did not request that Watson Wyatt, or any other compensation consultants, compile updated information concerning the base salaries of the executive officers of the Comparison Group companies. The table below reflects the fiscal 2008 and fiscal 2009 base salaries for the Named Executive Officers, and the percentage change in base salaries between those two periods:

Named Executive Officer	Fiscal 2008 Base Salary(3)	Fiscal 2009 Base Salary(4)	Percentage Change
Steven L. Spinner(1)	N/A	$775,000	N/A
Michael S. Funk(2)	$700,000	$125,000	(82.1)%
Mark E. Shamber	$297,000	$297,000	0.0%
Daniel V. Atwood	$363,000	$363,000	0.0%
Michael Beaudry	$349,800	$349,800	0.0%
John Stern	$280,000	$280,000	0.0%
Richard Antonelli(5)	$475,000	$475,000	0.0%
Randle Lindberg(6)	$330,000	$330,000	0.0%

(1) Mr. Spinner was appointed to the position of President and Chief Executive Officer effective September 16, 2008.

(2) Mr. Funk retired as President and Chief Executive Officer as of September 16, 2008, at which time his base salary was reduced to $125,000 in recognition of his duties as executive advisor and Chair of the Board.

(3) For each Named Executive Officer other than Mr. Spinner, fiscal 2008 Base Salaries were effective as of July 29, 2007.

(4) For each Named Executive Officer, other than Mr. Spinner, fiscal 2009 Base Salaries were effective as of August 3, 2008

(5) Mr. Antonelli's employment was terminated on August 12, 2008.

(6) Mr. Lindberg's employment was terminated on June 1, 2009.

In the third quarter of fiscal 2008, Mr. Funk notified the Board of Directors that he was considering retiring as our President and Chief Executive Officer. The Board of Directors, after discussions with Mr. Funk regarding what level of involvement he would consider having with the Company following his retirement, determined that it would be appropriate to retain Mr. Funk as an executive advisor and continue to pay him a base salary and to provide him with the health and welfare benefits and other employee benefits generally available to the Company's executives in exchange for Mr. Funk making himself generally available to the Company's executive officers. In recognition of this commitment, and his role as Chair of our Board of Directors, the Compensation Committee approved a base salary equal to $125,000 for Mr. Funk for the 2009 fiscal year. Mr. Funk does not receive fees for meetings of the Board or its committees. In addition, during the 2009 fiscal year Mr. Funk received an equity award consisting of 22,500 stock options and 27,000 restricted stock units, each of which vest 25% on each anniversary of the date of grant.

At the time Mr. Spinner was hired as President and Chief Executive Officer in September 2008, his fiscal 2009 base salary was set at $775,000. A number of factors were considered in determining this level of compensation, including the salary he earned at his predecessor employer, the median CEO salary paid to chief executive officers of the Comparison Group companies as reflected in the Watson Wyatt study utilized by the Compensation Committee in setting fiscal 2008 total compensation, and the median salary for chief executive officers as reflected in Watson Wyatt's 2009 broad-based executive compensation survey. Ultimately, the final determination with respect to Mr. Spinner's fiscal 2009 base salary was the result of extensive negotiations between Mr. Spinner and the Compensation Committee.

Base Salary for 2010

In August 2009, the Compensation Committee approved base salaries for the 2010 fiscal year for our executive officers, including the Named Executive Officers that were employed by us as of that date. Mr. Spinner's base salary did not increase, and in light of a change in his responsibilities, Mr. Atwood's base salary was reduced to $198,000. Each of Messrs. Beaudry and Stern received an approximately 3% cost of living adjustment, increasing their base salaries to $360,294 and $288,400, respectively. Mr. Shamber's base salary was increased to $350,000, reflecting the Compensation Committee's determination that Mr. Shamber's 2009 base salary was below the median level of salaries for executive officers with similar positions in comparable companies, including the companies in the Comparison Group.

Performance-Based Cash Incentive Compensation

We provide performance-based cash incentive compensation to our Named Executive Officers based on individual and Company-wide, or division-level, financial and operational performance metrics established by our Compensation Committee with input from our Chief Executive Officer, Chief Financial Officer and Chief Human Resources Officer and/or results, consistent with our emphasis on maintaining a pay-for-performance incentive program. We historically have utilized performance-based cash incentive compensation to reward performance achievements for the time horizon of one year or less, but as described in more detail below for the 2010 fiscal year, we have added a two-year performance-based cash incentive program to our total mix of compensation. The factors considered by the Compensation Committee in setting performance-based cash incentive compensation vary depending on the individual executive, but relate generally to strategic factors such as sales, operating performance, operating margins and profitability. For the 2009 fiscal year, the Compensation Committee approved the Company's Fiscal Year 2009 Executive Management Incentive Plan, which provided the Company's executive officers, including the Named Executive Officers, with the opportunity to earn cash incentive compensation for the achievement of certain annual performance goals established by the Compensation Committee. As discussed in more detail below, for the Named Executive Officers, the targeted annual cash award for the 2009 fiscal year ranged from 30% of the officer's base salary for "standard" performance to 50% of the officer's base salary for "superior" performance and 100% of the officer's base salary for "outstanding" performance.

For the 2009 fiscal year, the performance goals for the Company's Named Executive Officers required that at a minimum, the Company experience at least a 2.5% improvement in fiscal 2009 over fiscal 2008 performance in earnings before interest and taxes in the case of Mr. Spinner, Mr. Shamber and Mr. Stern and a 25.0%, 2.5% and 2.5% improvement, respectively, in division-level earnings before interest and taxes for Mr. Atwood, Mr. Beaudry and Mr. Lindberg. If this threshold level of improvement was achieved, the Named Executive Officer was entitled to earn a cash incentive award equal to a certain percentage of his base salary for achieving the performance goals described below.

Steven L. Spinner

Performance Measure	Applicable Target	Cash Incentive Payout as a Percentage of Base Salary
Consolidated earnings before interest and taxes		
Standard Performance	$106,235,193	8%
Superior Performance	$116,081,382	12%
Outstanding Performance	$124,372,909	25%
Consolidated earnings per diluted share		
Standard Performance	$ 1.35	6%
Superior Performance	$ 1.38	12%
Outstanding Performance	$ 1.41	22%
Return on capital		
Standard Performance	11.20%	6%
Superior Performance	11.95%	11%
Outstanding Performance	12.45%	22%

The remainder of Mr. Spinner's performance targets were tied to (1) the Company's specialty division's earnings before interest and taxes, for which Mr. Spinner could earn a cash incentive award of 4%, 7% or 15% of his base salary for standard, superior or outstanding performance, respectively; and (2) subjective performance measures related to three-year corporate strategy and information technology initiatives, for which Mr. Spinner could earn a cash incentive award of 3%, 4% or 8% of his base salary for standard, superior or outstanding performance within each category.

At the time Mr. Spinner was hired as President and Chief Executive Officer in September 2008, his fiscal year 2009 cash incentive opportunity was set at $775,000. Compensation for Mr. Spinner was set at this level as a result of extensive negotiations between Mr. Spinner and the Compensation Committee and based upon the Compensation Committee's determination to set the maximum cash incentive opportunity for outstanding performance at 100% of Mr. Spinner's base salary, an amount that the Compensation Committee believed to be reasonable and prevalent within the companies comprising the Comparison Group. Also, as a result of the negotiations, 50% of Mr. Spinner's fiscal year 2009 performance-based cash incentive compensation opportunity was guaranteed. Based upon fiscal 2009 performance, the guarantee did not influence the amount of bonus paid to Mr. Spinner.

Mark E. Shamber

Performance Measure	Applicable Target	Cash Incentive Payout as a Percentage of Base Salary
Consolidated earnings before interest and taxes		
Standard Performance	$106,235,193	8%
Superior Performance	$116,081,382	12%
Outstanding Performance	$124,372,909	25%
Consolidated earnings per diluted share		
Standard Performance	$ 1.35	5%
Superior Performance	$ 1.38	9%
Outstanding Performance	$ 1.41	20%
Return on capital		
Standard Performance	11.20%	7%
Superior Performance	11.95%	10%
Outstanding Performance	12.45%	20%

The remainder of Mr. Shamber's performance targets were tied to (1) the Company's specialty division's earnings before interest and taxes, for which Mr. Shamber could earn a cash incentive award of 4%, 7% or 15% of his base salary for standard, superior or outstanding performance, respectively; (2) payroll as a percentage of gross margin, for which Mr. Shamber could earn a cash incentive award equal to 3%, 6% or 10% of his base salary for standard, superior or outstanding performance, respectively; and (3) inventory management, for which Mr. Shamber could earn a cash incentive award of 3%, 6% or 10% of his base salary for standard, superior or outstanding performance, respectively.

John Stern

Performance Measure	Applicable Target	Cash Incentive Payout as a Percentage of Base Salary
Consolidated earnings before interest and taxes		
Standard Performance	$106,235,193	8%
Superior Performance	$116,081,382	12%
Outstanding Performance	$124,372,909	25%
Consolidated earnings per diluted share		
Standard Performance	$ 1.35	5%
Superior Performance	$ 1.38	8%
Outstanding Performance	$ 1.41	16%
Return on capital		
Standard Performance	11.20%	4%
Superior Performance	11.95%	6%
Outstanding Performance	12.45%	15%

The remainder of Mr. Stern's performance targets were tied to (1) the Company's specialty division's earnings before interest and taxes, for which Mr. Stern could earn a cash incentive award of 4%, 7% or 15% of his base salary for standard, superior or outstanding performance, respectively; (2) timely integration of the Company's new specialty distribution facilities, for which Mr. Stern could earn a cash incentive award equal to 3%, 6% or 10% of his base salary for standard, superior or outstanding performance, respectively; and (3) information technology operating expenses as a percentage of consolidated revenues, for which Mr. Stern could earn a cash incentive award of 6%, 11% or 19% of his base salary for standard, superior or outstanding performance, respectively.

Daniel V. Atwood

Performance Measure	Applicable Target	Cash Incentive Payout as a Percentage of Base Salary
Consolidated earnings per diluted share		
Standard Performance	$1.35	4%
Superior Performance	$1.38	8%
Outstanding Performance	$1.41	16%
Return on capital		
Standard Performance	11.20%	4%
Superior Performance	11.95%	8%
Outstanding Performance	12.45%	16%

The remainder of Mr. Atwood's performance targets were tied to (1) the Company's Blue Marble Brands division's earnings before interest and taxes, for which Mr. Atwood could earn a cash incentive award of 8%, 12% or 25% of his base salary for standard, superior or outstanding performance, respectively; (2) the percentage of the Blue Marble Brands division's earnings before interest and taxes as a percentage of the Company's consolidated net sales, for which Mr. Atwood could earn a cash incentive award equal to 6%, 8% or 16% of his base salary for standard, superior or outstanding performance, respectively; (3) the percentage of the Company's Blue Marble brand sales to the Company's net sales, for which Mr. Atwood could earn a cash incentive award of 4%, 7% or 12% of his base salary for standard, superior or outstanding performance, respectively; (4) inventory management, for which Mr. Atwood could earn a cash incentive award equal to 4%, 7% or 11% of his base salary for standard, superior or outstanding performance, respectively; and (5) associate development, for which Mr. Atwood could earn a cash incentive award equal to 4% for outstanding performance.

Michael Beaudry

Performance Measure	Applicable Target	Cash Incentive Payout as a Percentage of Base Salary
Consolidated earnings per diluted share		
Standard Performance	$1.35	5%
Superior Performance	$1.38	8%
Outstanding Performance	$1.41	16%
Return on capital		
Standard Performance	11.20%	4%
Superior Performance	11.95%	8%
Outstanding Performance	12.45%	16%

The remainder of Mr. Beaudry's performance targets were tied to (1) the Company's eastern division's earnings before interest and taxes, for which Mr. Beaudry could earn a cash incentive award of 10%, 14% or 32% of his base salary for standard, superior or outstanding performance, respectively; (2) the Company's eastern division's earnings before interest and taxes as a percentage of the Company's consolidated net sales, for which Mr. Beaudry could earn a cash incentive award equal to 5%, 8% or 16% of his base salary for standard, superior or outstanding performance, respectively; (3) the Company's specialty division's earnings before interest and taxes, for which Mr. Beaudry could earn a cash incentive award of 3%, 6% or 8% of his base salary for standard, superior or outstanding performance, respectively; (4) control of transportation costs, for which Mr. Beaudry could earn a cash incentive award equal to 3%, 6% or 8% of his base salary for standard, superior or outstanding performance, respectively; and (5) associate development, for which Mr. Beaudry could earn a cash incentive award equal to 4% for outstanding performance.

Michael S. Funk

Mr. Funk did not participate in any performance-based cash incentive program for fiscal 2009.

Randle Lindberg

Performance Measure	Applicable Target	Cash Incentive Payout as a Percentage of Base Salary
Consolidated earnings per diluted share		
Standard Performance	$1.35	5%
Superior Performance	$1.38	8%
Outstanding Performance	$1.41	16%
Return on capital		
Standard Performance	11.20%	4%
Superior Performance	11.95%	8%
Outstanding Performance	12.45%	16%

The remainder of Mr. Lindberg's performance targets were tied to (1) the Company's western division's earnings before interest and taxes, for which Mr. Lindberg could earn a cash incentive award of 10%, 14% or 32% of his base salary for standard, superior or outstanding performance, respectively; (2) the Company's western division's earnings before interest and taxes as a percentage of the Company's consolidated net sales, for which Mr. Lindberg could earn a cash incentive award equal to 5%, 8% or 16% of his base salary for standard, superior or outstanding performance, respectively; (3) the Company's specialty division's earnings before interest and taxes, for which Mr. Lindberg could earn a cash incentive award of 3%, 6% or 8% of his base salary for standard, superior or outstanding performance, respectively; (4) annualized specialty sales, for which Mr. Lindberg could earn a cash incentive award equal to 3%, 6% or 8% of his base salary for standard, superior or outstanding performance, respectively; and (5) associate development, for which Mr. Lindberg could earn a cash incentive award equal to 4% for outstanding performance.

Richard Antonelli

Mr. Antonelli's employment as our Executive Vice President, Chief Operating Officer and President of Distribution was terminated on August 12, 2008 prior to the Compensation Committee establishing performance-based cash incentive targets for him for the 2009 fiscal year.

The targeted performance-based cash incentive amounts for our Named Executive Officers are determined as a percentage of base salary, and for the 2009 fiscal year ranged from 30% of the Named Executive Officer's base salary for "standard" performance to 50% of base salary for "superior" performance and 100% of base salary for "outstanding" performance. We believe that performance-based cash incentive amounts that range between 30% and 100% of our Named Executive Officers' base salaries are appropriate given our philosophy that our Named Executive Officers' total cash compensation should comprise approximately 50% to 75% of their total compensation for superior performance and that a significant portion of that cash compensation should be at risk and tied to performance. As described below, the payment of all or any portion of the targeted performance-based cash incentive amounts is within the discretion of the Compensation Committee, based on its analysis of the factors described above.

For each Named Executive Officer, the actual amount of the annual performance-based cash incentive earned by the Named Executive Officer is determined and paid in one installment. In the first quarter of the fiscal year following the fiscal year in which the performance-based cash incentive is earned by the Named Executive Officer, the Compensation Committee reviews the performance of the Named Executive Officer during the prior fiscal year relative to the performance goals described above. Based on the outcome of that review, the Compensation Committee determines whether and to what extent the Named Executive Officer is entitled to receive his performance-based cash incentive award of up to the amount of his or her targeted bonus amount. The Compensation Committee cannot award a Named Executive Officer an aggregate annual performance-based cash incentive award that exceeds the Named Executive Officer's targeted amount for "outstanding" performance for a fiscal year; however the Compensation Committee may in its discretion award an amount less than an amount attributable to a certain level of performance that was attained. Once the amount of the performance-based cash incentive award earned by the Named Executive Officer is determined, the Company pays that amount to the Named Executive Officer, unless the officer has elected to defer this amount under the Deferral Compensation Plan. While the Compensation Committee can exercise discretion in determining payouts, the fiscal 2009 awards corresponded directly with the amount earned based on the performance criteria described above.

The total performance-based cash incentive award earned by each of the Named Executive Officers for 2009 fiscal year performance, and the percentage of that amount to the Named Executive Officer's fiscal 2009 base salary is set forth in the following table:

Named Executive Officer	Total Performance-Based Cash Incentive Payment for Fiscal 2009 Performance	Total Performance-Based Cash Incentive Payment as a Percentage of Fiscal 2009 Base Salary
Michael S. Funk	—	—
Steven L. Spinner	$424,390	62.17%
Mark E. Shamber	$157,974	53.19%
John Stern	$127,456	45.52%
Daniel V. Atwood	—(1)	—
Michael Beaudry	$225,726	64.53%
Richard Antonelli	—	—
Randle Lindberg	$149,262(2)	44.29%

(1) Mr. Atwood did not receive a cash incentive payment for the 2009 fiscal year because the Blue Marble Brands division did not achieve the 25% improvement in fiscal 2009 earnings before interest and taxes necessary to meet the threshold requirement.

(2) Represents the amount paid to Mr. Lindberg pursuant to the Transition Agreement and Release entered into by and between the Company and Mr. Lindberg, representing the pro rata portion of the cash incentive payment that Mr. Lindberg would have likely received had he remained employed with the Company until August 1, 2009.

The Company's fiscal 2010 performance-based cash incentive program for the Named Executive Officers, other than Mr. Funk, who is not a participant in any performance-based cash incentive program, is substantially similar to the fiscal 2009 program. The performance awards, which were established and communicated to the executive officers in September 2009, are based on achievement of Compensation Committee-approved, one-year Company financial performance goals as well as other criteria specific to the individual for the 2010 fiscal year. Actual awards can range from zero to 100% of a Named Executive Officer's base salary, with a 30% payout targeted for "standard" performance, a 50% payout targeted for "superior" performance and a 100% payout targeted for "outstanding" performance. The Compensation Committee also established in September 2009 a cash incentive program for the Company's Named Executive Officers related to 2011 fiscal year performance goals. The performance awards for the 2011 fiscal year are based on the Company's achieving Compensation Committee-approved targets related to earnings before interest and taxes and return on invested capital. Actual awards related to this program can range from zero to an additional 200% of a Named Executive Officer's base salary. Mr. Funk is not a participant in this program.

Long-term Incentive Program

We believe that long-term Company performance is aided by a culture that encourages superior performance by our Named Executive Officers, and that equity awards encourage and appropriately reward such superior performance. We have established our equity award plans in order to provide our Named Executive Officers with incentives to further align their interests with the interests of the stockholders. All of our equity awards are made pursuant to plans that have been approved by stockholders.

During fiscal year 2008, our Compensation Committee determined that equity-based awards should consist of a mix of stock options and restricted stock units, rather than our previous historical mix of stock options and shares of restricted stock. This change was made in order to ease the administrative burden on our associates responsible for administering our equity plans. The change was not intended to, and did not, alter the number of shares of our common stock covered by equity-based awards our Named Executive Officers are eligible to receive.

In the past, equity-based awards were granted annually in December to our executive officers, including our Named Executive Officers, and generally vested in equal amounts over four years. Beginning in fiscal 2009, these annual grants were awarded in September, but continue to include four year ratable vesting. We changed the date that our Compensation Committee approves our annual equity awards for our Named Executive Officers to September because the Compensation Committee wanted to make these awards as close in time as practicable to when the Compensation Committee approved changes to our executive officers' annual base salaries, if any, but after we had publicly released our preliminary results of operations for the recently completed fiscal year. Stock options are granted at an option price equal to the fair market value of our common stock on the date of grant and will only have value if our common stock price increases. For that reason, this component of our Named Executive Officers' compensation is totally at risk in the event that the price of our common stock falls below the exercise price of the stock option over the period that the option is exercisable. Unlike stock options, restricted shares and restricted stock units (other than performance-based restricted stock units) are not at risk in that these awards always have value to the extent that the price of our common stock is greater than zero. The Compensation Committee reviews and approves equity-based awards to our Named Executive Officers based upon consideration of competitive compensation data, retention considerations, its assessment of individual performance of the Named Executive Officer's in comparison to previously established goals and objectives, a review of each Named Executive Officer's long-term incentives, equity compensation as a percentage of total compensation, the executive's position within the Company and certain other relevant considerations, including the historical performance of the executive and the Company's performance for the prior fiscal year compared to internally prepared projections for that year. The Compensation Committee also considers the recommendations of members of senior management with respect to the mix of stock options and restricted stock units. With respect to the executive's position within the Company, we assign guideline ranges of equity award levels to particular positions within the Company. The Compensation Committee may disregard these guideline ranges upon a determination that the other factors listed above should result in an equity award that exceeds or is less than the specified range for a Named Executive Officer's position within the Company, although it has never done so. The Compensation Committee also considers equity compensation as a percentage of total compensation in determining the amount of equity awards.

We also have a policy that requires our executive officers, including our Named Executive Officers, and senior officers to hold shares of stock in the Company in an amount that is determined in accordance with the same formula described above under "Non-employee Director Compensation—Stock Ownership Requirement," except that each Named Executive Officer's minimum share ownership level is based on equity grants made to such Named Executive Officer. The executive officers must maintain the minimum share holdings for as long as they are employed by the Company. Executive officers, including Named Executive Officers, who served as executive officers in or prior to fiscal year 2004, when this requirement was instituted, were required to attain this level of stock ownership within three years. Executive officers, including Named Executive Officers, who were hired after fiscal year 2004, are required to attain this level of stock ownership within five years following their appointment as an executive officer.

For the 2009 fiscal year, the Compensation Committee awarded stock option grants to our Named Executive Officers pursuant to the Company's 2002 Stock Incentive Plan. The specific grants, which were approved on September 16, 2008, following the September 3, 2008 release of our 2008 fiscal year results of operations, are shown in the "Grants of Plan-Based Awards" table below. These options have exercise prices equal to the closing price of our common stock on the NASDAQ on the date of grant and vest 25% per year over four years following the date of grant. We also awarded restricted stock units to our Named Executive Officers pursuant to the Company's 2004 Equity Incentive Plan on September 16, 2008 in the amounts shown in the "Grants of Plan-Based Awards" table below. These restricted stock units also vest ratably over the four years following the date of grant. The number of options and restricted stock units we awarded to our Named Executive Officers, other than Mr. Spinner, in fiscal 2009 was 50% greater than the number of awards made in fiscal 2008. The Compensation Committee determined to increase the number of awards in light of its decision to not increase the Named Executive Officers' base salaries and its desire to achieve an even split between the Named Executive Officers' total targeted cash compensation and their long-term equity-based compensation. Mr. Antonelli had resigned prior to the grant date, and as such he was not awarded any stock options or restricted stock units in fiscal 2009.

At the time Mr. Spinner was hired as President and Chief Executive Officer in September 2008, he was granted (i) 30,000 options vesting in four equal annual installments beginning on the first anniversary of his employment, (ii) 36,000 restricted stock units also vesting in four equal annual installments beginning on the first anniversary of his employment, and (iii) 50,000 restricted performance share units the vesting of which is conditioned upon the Company achieving a certain level of earnings before interest and taxes for fiscal 2010 and return on average total capital for the Company's 2009 and 2010 fiscal years. To the extent that our performance exceeds the targets presented for the performance period ending July 31, 2010, a grant of up to an additional 50,000 restricted units with immediate vesting may occur. Mr. Spinner's long-term equity compensation was set as a result of extensive negotiations between Mr. Spinner and the Compensation Committee. The restricted stock and option component represented the maximum amount of time-vested equity the Compensation Committee was willing to grant, in part based upon historical precedent. The restricted performance share units closely approximated awards that Mr. Spinner had received from his predecessor employer. The total value of the equity awards also closely approximated $1.2 million, or the value of Mr. Spinner's base salary plus the guaranteed portion of his targeted cash-incentive award for "outstanding" performance.

In September 2009, the Compensation Committee approved the fiscal 2010 long term equity incentive awards for our executive officers, including the Named Executive Officers. In contrast to fiscal 2009, in which the Compensation Committee approved the award of a fixed number of stock options and restricted stock units to our Named Executive Officers, when setting the number of stock options and restricted stock units to award for fiscal 2010, the Compensation Committee approved a total equity incentive award equal to the sum of the Named Executive Officer's base salary and 50% of the performance-based cash incentive award earned by the executive for fiscal 2009 performance, and awarded the Named Executive Officer that number of options and restricted stock units necessary to equal in the aggregate that amount based on the grant date fair value of such awards. Both the stock options and restricted stock units vest 25% per year beginning on the first anniversary of the date of grant, and the stock options have an exercise price equal to closing stock price for our common stock on the date of grant.

Other Compensation

Our Named Executive Officers are eligible for the same level and offering of benefits that we make available to other employees, including our ESOP, 401(k) plan, health care plan, life insurance plans, and other welfare benefit programs. In addition to the standard benefits offered to all employees, our Named Executive Officers are eligible to participate in the Deferral Plans. For a description of the Deferral Plans, see "Nonqualified Deferred Compensation" below.

We do not have any defined benefit pension or retirement plans available to our Named Executive Officers.

Perquisites and Other Benefits

The Company provides Named Executive Officers with perquisites and other benefits that we believe are reasonable and consistent with our overall executive compensation program. The costs of these benefits constitute only a small portion of each Named Executive Officer's total compensation and include Company contributions to our defined contribution plan, automobile allowances, corporate housing and travel reimbursement for Mr. Spinner who does not live in the same city as our corporate headquarters and payment of fees for relocation. We offer perquisites and other benefits that we believe to be competitive with benefits offered by companies with whom we compete for talent for purposes of recruitment and retention.

Employment Agreements

We are not a party to any currently effective employment agreement with any of our Named Executive Officers. We believe that, generally, employment agreements are not currently necessary in order to attract and retain talented personnel. However, due to the ever-changing marketplace in which we compete for talent, this practice is regularly reviewed by the Compensation Committee to help ensure that we remain competitive in our industry. We did, however, enter into an offer letter with Steven L. Spinner, our current President and Chief Executive Officer, that sets forth certain terms of Mr. Spinner's employment with us, and the Compensation Committee and our Board of Directors have approved our entering into change in control agreements with certain of our executive officers. We may enter into employment agreements with executive officers in the future if the Compensation Committee determines that such arrangements are in our best interest at that time.

Severance Agreements

We are currently a party to severance agreements with all of our Named Executive Officers, other than Mr. Antonelli and Mr. Lindberg, with whom we had been a party to a severance agreement prior to the officer's termination of employment. Each of the currently effective severance agreements includes confidentiality, non-competition and intellectual property assignment provisions. The severance agreements for Michael Funk, Daniel Atwood, Michael Beaudry, Mark Shamber, and John Stern require us to pay to the executive his base salary in effect as of the termination date of the executive's employment with us and provide certain medical benefits for a period of one year following either the termination of the executive officer for a reason other than Cause, death or disability, or a resignation by the executive officer for Good Reason. In addition, in the event of either a termination of the executive officer for a reason other than cause, death or disability or a resignation by the executive officer for Good Reason within one year of a Change in Control, the executive officer shall be entitled to the severance payments and medical benefits provided in the previous sentence, acceleration and full vesting of all unvested stock options and restricted stock grants made to the executive officer, and the full vesting of the executive officer's account under our ESOP.

We have also entered into a severance agreement with Mr. Spinner which requires us to pay his base salary in effect as of the termination date of his employment with us and provide certain medical benefits for a period of one year following either his termination for a reason other than Cause, death or disability, or his resignation for Good Reason. The agreement also requires us to pay a pro rata portion of the bonus to which he would have been entitled for the year in which he was terminated and an amount equal to the pro rata portion of his unvested balance in the Company's ESOP that would vest on the first anniversary of the date of Mr. Spinner's termination. Further, a pro rata portion of any options to purchase shares of the Company's common stock awarded to Mr. Spinner and not vested and exercisable on or prior to the date of Mr. Spinner's termination that would otherwise become vested and exercisable on or prior to the first anniversary of the date of Mr. Spinner's termination, and any shares of restricted stock of the Company granted to Mr. Spinner that would have vested or had any restrictions thereon removed on or prior to the first anniversary of the date of Mr. Spinner's termination, will, in either case, become vested or have any restrictions thereon removed, as the case may be. All such payments and vesting will be prorated based on the number of full calendar months that Mr. Spinner was employed as the Company's President and Chief Executive Officer during the fiscal year in which he was terminated or resigned.

In the event of either a termination of Mr. Spinner for a reason other than Cause, death or disability or a resignation for Good Reason within one year of a Change in Control, Mr. Spinner shall be entitled to receive a lump sum payment equal to three times his base salary in effect at that time, the average annual bonus paid to Mr. Spinner for the three fiscal years prior to the date of his termination or resignation (or the average of the bonuses he has received if he will not have been employed by the Company for three years as of such date, or, if he has not received an annual bonus as of such date, his target bonus), the pro rata portion of the annual bonus he would have been entitled to receive for the fiscal year in which such termination or resignation occurred, and an amount equal to his unvested account balance in the ESOP. In addition, all of his then outstanding but unvested equity awards will vest and, if applicable, become exercisable as of the date of termination or resignation. The Company will also be required to continue to provide Mr. Spinner with his medical benefits in effect as of the date of such termination or resignation for a period of three years following the termination or resignation. The provision of all such benefits will be subject to any restrictions under applicable law, including under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). If any of the benefits provided to Mr. Spinner under his severance agreement are subject to the excise tax imposed under Section 4999 of the Code, the Company will be required to pay to Mr. Spinner such additional amounts as are necessary for him to realize the full value of such benefits as if such excise tax did not apply.

In the 2009 fiscal year we made severance and other termination payments to each of Mr. Antonelli and Mr. Lindberg which are described in more detail below in the section titled "Potential Payments Upon Termination or Change-in-Control." These payments were made pursuant to the terms of severance agreements that we had previously entered into with each of Mr. Antonelli and Mr. Lindberg and transition and release agreements executed in connection with Mr. Antonelli's and Mr. Lindberg's termination of employment.

Subsequent to the end of our 2009 fiscal year, the Compensation Committee recommended to our Board of Directors, and our Board of Directors approved, our entering into change in control agreements with certain of our executive officers, including Messrs. Shamber, Stern, Beaudry and Atwood. This agreement will replace the change in control component of each executive officer's existing severance agreement. The change in control agreement is expected to provide the executive officers who are a party to the agreement, including Messrs. Shamber, Stern, Beaudry and Atwood, with substantially the same benefits as Mr. Spinner in the event of a termination without Cause or resignation for Good Reason within one year following a Change in Control, except that the multiple of base salary to which each executive would be entitled upon termination without Cause or resignation for Good Reason within one year following a Change in Control varies and Messrs. Stern, Beaudry, and Atwood will not be entitled to have his payments increased by an amount necessary for him to realize the full value of his benefits if any of the benefits are subject to the excise tax imposed under Section 4999 of the Code. The multiple of base salary to which Messrs. Shamber, Stern, Beaudry and Atwood would be entitled to receive under the agreement is expected to be 2.99 times, 1.5 times, 1.5 times and 1.0 times, respectively. If any of the benefits provided to Mr. Shamber under his change in control agreement are subject to the excise tax imposed under Section 4999 of the Code, the Company will be required to pay to Mr. Shamber such additional amounts as are necessary for him to realize the full value of such benefits as if such excise tax did not apply. It is not expected that Mr. Funk will be a party to these proposed change in control agreements.

In establishing the multiples of base salary and bonus that a terminated Named Executive Officer would be entitled to receive following his or her termination without Cause or for Good Reason, either before or within one year following a Change in Control, the Compensation Committee considered the need to be able to competitively recruit and retain talented executive officers who often-times seek protection against the possibility that they might be terminated without cause or be forced to resign for Good Reason following a Change in Control. When establishing the multiples, the Compensation Committee also sought to provide benefits at a level that it believed would provide appropriate compensation for the Named Executive Officer in the event of consummating a transaction that, although possibly detrimental to the individual's employment prospects with the resulting company, would be beneficial to the Company's stockholders and for the limitations on the ability of the Named Executive Officer to compete with the resulting company, and the resulting benefits to the Company as a result of these limitations.

The Compensation Committee has reviewed the potential costs associated with the gross-up payments called for by the severance agreements and change in control agreements which provide for those payments and has determined that they are fair and appropriate for a number of reasons. The excise tax tends to penalize employees who defer compensation, as well as penalizing those employees who do not exercise stock options in favor of those employees who do. In addition, the lapse of restrictions and acceleration of vesting on equity awards can cause an executive officer to incur excise tax liability before actually receiving any cash severance payment.

Given the fact that the Company does not have employment agreements with its Named Executive Officers, the Compensation Committee believes that the protections afforded in the severance agreements and change in control agreements, including the gross-up payments, are reasonable and are an important element in retaining executive officers.

Participants in our Deferral Plans who terminate their employment with us due to retirement will be paid their Deferral Plan balances in a lump sum or in installments over a pre-determined period of time. Participants who terminate their employment with us due to disability will be paid their Deferral Plan balances in a lump sum within 60 days after they become disabled. Beneficiaries of participants who die before receiving their Plan benefits will receive a lump sum payment within 60 days after the Compensation Committee is provided with proof of death. Participants who terminate their employment with us for any other reason will receive payment of their Deferral Plan balances in a lump sum, within sixty days after either (a) the six-month anniversary of the date on which the participant's employment with us terminates, if the participant is a "key employee" under the Deferral Plans or (b) the date on which the participant's employment with us terminates, for all other participants.

The terms "Change in Control", "Cause" and "Good Reason" as used in this section have the meanings set forth in the section titled "Potential Payments Upon Termination or Change-in-Control" below.

Timing of Equity Grants

In fiscal year 2009, annual equity awards were granted on September 16, 2008 upon approval by the Board of Directors. Non-employee directors, executive officers, including our Named Executive Officers, and key management employees may also receive discretionary equity grants on their respective dates of appointment, hire or promotion. We did not have a program during fiscal year 2009 to select option grant dates for our non-employee directors, executive officers and key management employees in coordination with the release of material non-public information. None of management, the Board of Directors, or the Compensation Committee have in the past or plan in the future to time the release of material non-public information for the purpose of affecting the value and amount of equity incentive awards.

Potential Impact on Compensation from Executive Misconduct

If the Board determines that a Named Executive Officer has engaged in fraudulent or intentional misconduct, the Board will take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limitation, (1) termination of employment, (2) initiating an action for breach of fiduciary duty, and (3) if the misconduct resulted in a significant restatement of the our financial results, seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the Named Executive Officer that is greater than would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Recoupment Policy

We have adopted a recoupment policy applicable to our executive officers, including our Named Executive Officers, which provides that if we restate all or a portion of our financial statements within two years of filing the financial statements with the SEC, our Board of Directors or the Compensation Committee will, to the extent permitted by law, as it deems appropriate in its sole discretion require reimbursement of all or a portion of any bonus or incentive compensation paid or granted after May 28, 2009 to any executive officer or other officer covered by this policy. Our Board of Directors, or the Compensation Committee, also has the right in the event of such a restatement to cause the cancellation of equity-based incentive or bonus awards that had been granted to these individuals and to, in certain circumstances, seek reimbursement of any gains realized on the exercise of stock options or sales of shares of stock or payments received on account of restricted stock units or other awards payable in cash, in either case attributable to any awards that formed all or a portion of such bonus or incentive award.

Report of the Compensation Committee

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K for the year ended August 1, 2009.

Gordon D. Barker, Chair
Gail A. Graham
James P. Heffernan
Peter Roy

The foregoing Report of the Compensation Committee shall not be deemed "filed" for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The Report of the Compensation Committee shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the "*Securities Act*"), or under the Exchange Act, regardless of any general incorporation language in such filing.

Summary Compensation Table—Fiscal years 2007-2009

The following table sets forth for each of the Named Executive Officers: (i) the dollar value of base salary and non-equity incentive compensation earned during the fiscal year ended August 1, 2009; (ii) the aggregate compensation expense recorded by the Company during fiscal 2009 related to all equity-based awards; (iii) the change in pension value and non-qualified deferred compensation earnings during the year; (iv) all other compensation for the year; and (v) the dollar value of total compensation for the year.

Name and Principal Position	Year	Salary(3)	Bonus	Stock Awards(4)	Option Awards(4)	Non-Equity Incentive Plan Compensation(5)	Nonqualified Deferred Compensation Earnings(6)	All Other Compensation	Total
Steven L. Spinner(1)	2009	$682,596	$—	$193,105	$ 45,461	$424,390	$ —	$ 41,987(7)	$1,387,539
Chief Executive Officer	2008	—	—	—	—	—	—	—	—
and President	2007	—	—	—	—	—	—	—	—
Michael S. Funk(2)	2009	193,558	—	549,517	135,397	—	—	9,100	887,572
Former Chief Executive	2008	713,462	—	588,567	85,347	—	—	9,450	1,396,826
Officer and President	2007	700,000	—	371,391	124,903	—	—	9,100	1,205,393
Mark E. Shamber	2009	297,000	—	225,514	49,168	157,974	391	6,950	736,997
Senior Vice President,	2008	302,712	—	150,659	45,640	—	1,461	5,833	506,305
Chief Financial Officer	2007	241,606	—	93,955	86,870	78,750	1,251	8,641	511,072
and Treasurer									
Daniel V. Atwood	2009	363,000	—	256,450	61,778	—	357	16,650(8)	698,235
Senior Vice President,	2008	369,981	—	169,161	66,504	—	337	16,473	622,456
Chief Innovation Officer	2007	273,654	—	103,002	109,576	96,250	13	15,400	597,895
Michael Beaudry	2009	349,800	—	219,863	46,686	225,726	—	8,072	850,147
Senior Vice President	2008	356,527	—	144,983	49,801	83,078	—	7,985	642,374
National Distribution	2007	266,346	—	88,291	80,932	132,500	—	8,865	576,934
John Stern	2009	280,000	—	73,216	16,402	127,456	—	10,495(9)	507,570
Senior Vice President,	2008	—	—	—	—	—	—	—	—
Chief Information Officer	2007	—	—	—	—	—	—	—	—
Richard Antonelli	2009	—	—	188,867	41,706	—	—	483,650(10)	714,223
Former Executive Vice	2008	484,135	—	169,161	72,677	—	1,282	15,623	742,878
President, President of	2007	388,462	—	103,002	155,676	157,500	48	22,621	827,309
United Distribution, and									
Chief Operating Officer									
Randle Lindberg	2009	280,500	—	280,419	70,667	—	—	511,441(11)	1,143,027
Former Western Region	2008	—	—	—	—	—	—	—	—
President	2007	—	—	—	—	—	—	—	—

(1) Mr. Spinner was appointed President and Chief Executive Officer on September 16, 2008.

(2) Concurrent with the appointment of Mr. Spinner to President and Chief Executive Officer on September 16, 2008, Mr. Funk resigned as Chief Executive Officer and President and became our Chair of the Board. His salary reflected herein is comprised of his annual salary of $700,000 as CEO and President through September 16, 2008, and the pro rata portion of his $125,000 annual compensation paid for serving as executive advisor and Chair of the Board through the remainder of the fiscal year. We are reporting this Compensation for Mr. Funk's service as executive advisor and the Chairman of our Board of Directors in this table because Mr. Funk is still considered an employee of our Company in his role as executive advisor and Chairman.

(3) Reflects compensation earned by the Named Executive Officers during the fiscal year. Fiscal year 2009 was a 52-week year while fiscal year 2008 was a 53-week year, which resulted in our Named Executive Officers receiving compensation for one extra week in fiscal year 2008 compared to fiscal year 2009.

(4) Represents the current year compensation expense for all share-based payment awards based on estimated fair values, computed in accordance with ASC 718, excluding any impact of assumed forfeiture rates related to service-based vesting. These amounts do not reflect the actual amounts that were paid to, or may be realized by, the executive for fiscal 2009. Refer to footnote 3 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended August 1, 2009 for a discussion of the relevant assumptions used to determine the grant date fair value of these awards. There were no forfeitures by any of the Named Executive Officers in the years presented.

(5) Amounts reflect earnings for the fiscal year 2009 under our 2009 Executive Management Incentive Plan. For a discussion regarding the 2009 Executive Management Incentive Plan see the "Performance-Based Cash Incentive Compensation" section of the Compensation Discussion and Analysis included above.

(6) Amounts reported in the "Nonqualified Deferred Compensation Earnings" represent earnings on deferred compensation that exceed 120% of the federal applicable long-term rate, which was 4.36%. These amounts as well as all other earnings on deferred

compensation of the Named Executive Officers in fiscal year 2009 are included in the "All Earnings in Last Fiscal Year" column of the Nonqualified Deferred Compensation table.

(7) Represents the Company's contributions to a 401(k) account ($2,981), an automobile allowance ($3,074), an allowance for living expenses while in the area of our Corporate Headquarters in Providence, Rhode Island ($23,825), an amount received to "gross up" the preceding benefits to offset the related tax obligations ($6,818) and the provision of air travel from Mr. Spinner's Richmond, Virginia home to our Corporate Headquarters ($5,289).

(8) Represents the Company's contributions to a 401(k) account ($8,250) and an automobile allowance ($8,400).

(9) Represents the Company's contributions to a 401(k) account.

(10) Represents severance payments made during the year under the severance agreement between the Company and Mr. Antonelli, whose employment with the Company was terminated on August 12, 2008.

(11) Represents a reimbursement for living expenses while in the area of our Western Region Headquarters in Rocklin, CA ($23,529) and severance payments paid or payable to Mr. Lindberg including payment of his cash incentive award at his expected benefit level under the Company's 2009 Executive Management Incentive Plan, and salary and medical benefits for the twelve months following his termination subject to the terms of the severance agreement between Mr. Lindberg and the Company, which includes certain confidentiality, non-compete, and other covenants in effect for a period of one year from his termination date of June 1, 2009.

Grants of Plan-Based Awards in Fiscal 2009

The following table provides information about plan-based awards granted to the Named Executive Officers during the fiscal year ended August 1, 2009. We did not grant any stock appreciation rights to Named Executive Officers during the fiscal year ended August 1, 2009. Grants of restricted stock units and performance share units were made under the 2004 Plan. Grants of stock options were made under the 2002 Stock Incentive Plan.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	All Other Option Awards: Number of Securities Underlying Options(4)	Exercise or Base Price of Option Awards(5)	Grant Date Fair Value of Stock and Option Awards(6)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Steven L. Spinner	9/16/2008								30,000	$24.54	$ 207,996
	9/16/2008							36,000			$ 883,440
	N/A	$232,500	$387,500	$775,000							
	11/5/2008				—	50,000	100,000				$1,999,000(7)
Michael S. Funk	9/16/2008								22,500	$24.54	$ 155,997
	9/16/2008							27,000			$ 662,580
Mark E. Shamber	9/16/2008								9,000	$24.54	$ 62,399
	9/16/2008							10,800			$ 265,032
	N/A	$ 89,100	$148,500	$297,000							
Daniel V. Atwood	9/16/2008								10,500	$24.54	$ 72,799
	9/16/2008							12,600			$ 309,204
	N/A	$108,900	$181,500	$363,000							
Michael Beaudry	9/16/2008								9,000	$24.54	$ 62,399
	9/16/2008							10,800			$ 265,032
	N/A	$104,940	$174,900	$349,800							
John Stern	9/16/2008								6,000	$24.54	$ 41,599
	9/16/2008							7,200			$ 176,688
	N/A	$ 84,000	$140,000	$280,000							
Richard Antonelli	N/A	(8)	(8)	(8)				(8)	(8)	N/A	N/A
Randle Lindberg	9/16/2008								6,000	$24.54	$ 41,599
	9/16/2008							10,800			$ 265,032
	N/A	$ 99,000	$165,000	$330,000							

(1) This column shows separately the possible payouts to the Named Executive Officers under the Company's 2009 Executive Management Incentive Plan for the fiscal year ended August 1, 2009 for "standard", "superior" and "outstanding" performance. Actual amounts paid in August, 2009 are reflected in the Summary Compensation Table.

(2) This column shows the number of performance units granted in fiscal year 2009 to our President and Chief Executive Officer. This grant will vest on August 1, 2010 subject to the level of attainment of the performance levels specified in the grant agreement for earnings before interest and taxes (dollars) and return on average total capital.

(3) This columns shows the number of restricted stock unit awards granted in fiscal year 2009 to the Named Executive Officers. All of these grants vest in four equal annual installments beginning one year after the grant date.

(4) This column shows the number of stock options granted in fiscal year 2009 to the Named Executive Officers. These options expire ten years from the date of grant and vest and become exercisable ratably in four equal annual installments beginning one year after the grant date.

(5) This column shows the exercise price of stock option awards, which was the closing price of the Company's common stock on the NASDAQ on the grant date.

(6) This column shows the full grant date fair value of restricted stock unit awards and stock options under ASC 718 granted to the Named Executive Officers in fiscal year 2009. Generally, the grant date fair value is the amount that the Company would record as compensation expense in its financial statements over the award's vesting schedule, excluding the impact of service-based forfeiture assumptions.

(7) Represents the grant date fair value of performance share unit awards calculated as 100,000 units, the maximum earnable under the agreement, multiplied by the closing stock price on the date of the grant, which was $19.99.

(8) Richard Antonelli's employment was terminated on 8/12/08, which was before finalization of the fiscal year 2009 performance-based cash incentive plan and the annual equity grant which occurred in September. As such, there are no amounts to report.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table summarizes information with respect to holdings of stock options and stock awards by the Named Executive Officers as of August 1, 2009. This table includes unexercised and unvested option awards, unvested restricted stock awards and unvested restricted stock units. Each equity grant is shown separately for each Named Executive Officer. The market value of the stock awards is based on the closing market price of our common stock as of July 31, 2009, the last business day prior to the end of our 2009 fiscal year, which was $27.03.

		Option Awards				Stock Awards			
Name	**Grant Date(1)**	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested**	**Market Value of Shares or Units of Stock That Have Not Vested(2)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)**
Steven L. Spinner	9/16/2008	—	30,000	$24.54	9/16/2018	36,000	$973,080		
	11/5/2008							50,000	1,351,500
Michael S. Funk	12/3/2002	30,000	—	$12.55	12/3/2012				
	12/3/2003	20,000	—	$18.66	12/3/2013				
	12/1/2004	13,300	—	$28.14	12/1/2014				
	12/8/2005	11,250	3,750	$25.37	12/8/2015	4,500	$121,635		
	12/7/2006	7,500	7,500	$36.60	12/7/2016	9,000	$243,270		
	12/6/2007	3,750	11,250	$28.32	12/6/2017	13,500	$364,905		
	9/16/2008	—	22,500	$24.54	9/16/2018	27,000	$729,810		
Mark E. Shamber	6/23/2003	3,750	—	$13.73	6/23/2013				
	12/3/2003	3,750	—	$18.66	12/3/2013				
	12/1/2004	5,000	—	$28.14	12/1/2014				
	12/8/2005	2,250	750	$25.37	12/8/2015	900	$ 24,327		
	1/27/2006	2,250	750	$31.67	1/27/2016	900	$ 24,327		
	12/7/2006	3,000	3,000	$36.60	12/7/2016	3,600	$ 97,308		
	12/6/2007	1,500	4,500	$28.32	12/6/2017	5,400	$145,962		
	9/16/2008	—	9,000	$24.54	9/16/2018	10,800	$291,924		
Daniel V. Atwood	12/3/2002	30,000	—	$12.55	12/3/2012				
	12/3/2003	40,000	—	$18.66	12/3/2013				
	12/1/2004	35,000	—	$28.14	12/1/2014				
	12/8/2005	5,250	1,750	$25.37	12/8/2015	2,100	$ 56,763		
	12/7/2006	3,500	3,500	$36.60	12/7/2016	4,200	$113,526		
	12/6/2007	1,750	5,250	$28.32	12/6/2017	6,300	$170,289		
	9/16/2008	—	10,500	$24.54	9/16/2018	12,600	$340,578		
Michael Beaudry	12/1/2004	10,000	—	$28.14	12/1/2014				
	12/8/2005	1,500	1,500	$25.37	12/8/2015	1,800	$ 48,654		
	12/7/2006	3,000	3,000	$36.60	12/7/2016	3,600	$ 97,308		
	12/6/2007	1,500	4,500	$28.32	12/6/2017	5,400	$145,962		
	9/16/2008	—	9,000	$24.54	9/16/2018	10,800	$291,924		
John Stern	1/7/2008	1,000	3,000	$28.97	1/7/2018	3,600	$ 97,308		
	9/16/2008	—	6,000	$24.54	9/16/2018	7,200	$194,616		
Richard Antonelli		—	—	—		—	—		
Randle Lindberg	1/30/2006	4,000	—	$31.75	8/30/2009				
	12/7/2006	4,500	—	$36.60	8/30/2009				
	12/6/2007	3,000	—	$28.32	8/30/2009				

(1) Grants made on December 1, 2004 vested immediately. All other awards included in the table above, with the exception of the performance share units granted to Mr. Spinner, vest in four equal annual increments beginning on the first anniversary of the grant date. A portion of the awards included above for Randle Lindberg were accelerated in connection with his Transition and Release Agreement.

(2) Market value reflects the number of shares or units of stock multiplied by the closing price of the Company's stock on the NASDAQ on July 31, 2009, the last business day prior to the end of our 2009 fiscal year.

(3) Mr. Spinner was awarded a grant of 50,000 performance share units on November 5, 2008. To the extent that the Company's performance exceeds the targets presented for the performance period ending July 31, 2010, a grant of up to an additional 50,000 restricted units may occur.

Option Exercises and Stock Vested—Fiscal 2009

The following table summarizes information for the Named Executive Officers concerning (1) stock option exercises during fiscal 2009, including the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the vesting of restricted stock awards and restricted stock unit awards and the value realized, each before payment of any applicable tax withholding and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Steven L. Spinner	—	$ —	—	$ —
Michael S. Funk	—	$ —	13,500	$231,300
Mark E. Shamber	—	$ —	5,400	$ 92,088(2)
Daniel V. Atwood	—	$ —	6,300	$107,940
Michael Beaudry	—	$ —	5,400	$ 93,240
John Stern	—	$ —	1,200	$ 21,960
Richard Antonelli	—	$ —	6,300	$110,313(3)
Randle Lindberg	2,250	$3,861	12,300	$272,043(4)

(1) Value reflects the number of shares or units of stock that vested multiplied by the closing price of the Company's stock on the NASDAQ on the date of vesting.

(2) Mr. Shamber has elected to defer 25% of his December 8, 2005, January 27, 2006, December 7, 2006 stock awards, and to defer 50% of his December 6, 2007 stock award. One-quarter of each of these grants vested during fiscal 2009. For each portion of these stock awards that vests but is deferred, the proportionate number of shares are allocated to Mr. Shamber's balance in the Deferred Stock Plan. See the *Nonqualified Deferred Compensation Table.*

(3) These shares acquired upon the vesting of stock awards were the result of the accelerated vesting provided in the Transition and Release Agreement between Mr. Antonelli and the Company.

(4) Of the 12,300 shares vesting during the fiscal year, 7,500 shares were vested as a result of the accelerated vesting provided in the Transition and Release Agreement between Mr. Lindberg and the Company. In addition, the Company accelerated the vesting of 6,250 options to purchase our common stock, of which 2,250 were exercised during the fiscal year.

Nonqualified Deferred Compensation—Fiscal 2009

Our executive officers and directors are eligible to participate in the United Natural Foods Deferred Compensation Plan and the United Natural Foods Deferred Stock Plan.

The Deferral Plans were established to provide participants with the opportunity to defer the receipt of all or a portion of their compensation. The purpose of the Deferral Plans is to allow executives and non-employee directors to defer compensation to a non-qualified retirement plan in amounts greater than the amount permitted to be deferred under our 401(k) Plan. We believe that this is an appropriate benefit because (i) it operates to place our executives and non-employee directors in the same position as other employees who are not affected by Internal Revenue Code limits placed on plans such as our 401(k) Plan; (ii) does not substantially increase the Company's financial obligations to our executives and directors (there are no employer matching contributions, only a crediting of deemed earnings); and (iii) provides additional incentives to our executives and directors, since amounts set aside by the executives and directors is subject to the claims of the Company's creditors until paid to the executives and directors. Under the Deferral Plans, only the payment of the compensation earned by the participant is deferred and there is no deferral of the expense in our financial statements related to the participants' earnings; the Company records the related compensation expense in the year in which the compensation is earned by the participants.

Under the Deferred Compensation Plan, participants may elect to defer a minimum of $1,000 and a maximum of 90% of base salary and 100% of bonuses, commissions, and effective January 1, 2007, share unit awards, earned by the participants for the calendar year. Under the Deferred Stock Plan, which was frozen effective January 1, 2007, participants could elect to defer between 0% and 100% of their restricted stock awards. For fiscal year 2009, participants' deferrals under the Deferred Compensation Plan earned interest at the overnight national five-year deposit rate, as reported by bankrate.com (as captured on the first and last business date of each quarter and averaged) plus 3% for the period from August 3, 2008 through December 31, 2008. Effective January 1, 2009, participant's deferrals earned interest at the 5-year certificate of deposit annual yield taken from the Wall Street Journal Market Data Center credited and compounded quarterly (as captured on the first and last business date of each calendar quarter and averaged) plus 3%. The value of equity-based awards deferred under the Deferred Compensation Plan is based upon the performance of our common stock.

The following table summarizes information regarding the non-qualified deferred compensation of the Named Executive Officers in fiscal 2009, including deferrals of salaries, performance-based cash incentive compensation, and restricted stock award and restricted stock unit compensation earned.

Name	Plan	Executive Contibutions in Last Fiscal Year ($)(1)	Registrant Contibutions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(2)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End
Steven L. Spinner . . .	Deferred Compensation	$44,712	$—	$ 524	$—	$45,236
	Deferred Stock	—	—	—	—	—
Michael S. Funk	Deferred Compensation	—	—	—	—	—
	Deferred Stock	—	—	—	—	—
Mark E. Shamber . . .	Deferred Compensation	—	—	2,198	—	35,629
	Deferred Stock	30,672	—	29,133	—	85,145
Daniel V. Atwood . . .	Deferred Compensation	15,166	—	2,523	—	50,254
	Deferred Stock	9,135	—	13,729	—	42,572
Michael Beaudry . . .	Deferred Compensation	20,181	—	237	—	20,418
	Deferred Stock	—	—	—	—	—
John Stern	Deferred Compensation	5,769	—	68	—	5,837
	Deferred Stock	—	—	—	—	—

(1) Amounts reported in the contributions column related to the Deferred Compensation Plan are reported as compensation in the Salary and Stock Awards columns of the Summary Compensation Table. The deferrals related to restricted stock under the Deferred Stock Plan and restricted stock units under the Deferred Compensation Plan relate to $24,490 of expense included in the Stock Awards column in the Summary Compensation Table.

(2) Participants' non-equity deferrals under the Deferred Compensation Plan earned interest at the overnight national five-year deposit rate, as reported by bankrate.com (as captured on the first and last business date of each calendar quarter and averaged) plus 3% for the period from August 3, 2008 through December 31, 2008. Effective January 1, 2009, participant's non-equity deferrals earned interest at the 5-year certificate of deposit annual yield taken from the Wall Street Journal Market Data Center credited and compounded quarterly (as captured on the first and last business date of each calendar quarter and averaged) plus 3%. Any amounts reflected in the "Aggregate Earnings in Last Fiscal Year" column for non-equity awards that had preferential earnings (in excess of 120% of the applicable federal long-term rate) have been reported as compensation in the "Summary Compensable Table".

(3) The value of equity-based awards deferred under the Deferral Plans is based upon the performance of our common stock. For restricted stock and restricted stock units, earnings are calculated as follows: i) number of vested shares deferred in fiscal 2009 valued at the change in the closing stock price from the date of vesting to the end of fiscal 2009 plus, ii) the number of vested shares that were deferred prior to fiscal 2009, valued by the change in the closing stock price on the first day of fiscal year 2009 to the last day of fiscal year 2009. None of the amounts reflected in the "Aggregate Earnings in Last Fiscal Year" column for equity awards have been reported as compensation in the "Summary Compensable Table" as a result of the fact that above-market or preferential earnings are not possible in connection with these items.

Potential Payments Upon Termination or Change-in-Control

The information below describes and quantifies the compensation that would become payable to certain of our Named Executive Officers under existing plans and arrangements, and, in the case of Messrs. Shamber, Stern, Atwood and Beaudry, a proposed arrangement described in more detail below, if the Named Executive Officer's employment had terminated on August 1, 2009, given the Named Executive Officer's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event and our stock price at the time of such event.

If one of the Named Executive Officers were to die or become disabled, any unexercisable stock options would be cancelled and any nonvested shares of restricted stock and restricted stock units would be forfeited.

None of our executive officers have an employment agreement. However, as discussed under "Compensation Discussion and Analysis," we have entered into severance agreements with each of the Named Executive Officers, and our Board of Directors has approved our entering into a change in control agreement with certain of our executive officers including Mr. Shamber, Mr. Stern, Mr. Atwood, and Mr. Beaudry which agreements will replace the change in control provisions of the existing severance agreements.

The severance agreements that we had entered into with our Named Executive Officers (other than Mr. Spinner and Messrs. Antonelli and Lindberg) as of August 1, 2009 require us to pay to the Named Executive Officer, if he is terminated by us without Cause or he terminates his employment for Good Reason, his base salary and medical benefits in effect as of the date of termination or resignation for one year following the effective date of the termination or resignation, subject to applicable withholding and deductions. In addition, in the event of either a termination of the Named Executive Officer for a reason other than Cause, death or disability or a resignation by the Named Executive Officer for Good Reason within one year of a change in control (as defined below), we are required to pay to the Named Executive Officer the severance payments and medical benefits provided in the previous sentence, and to accelerate and fully vest the Named Executive Officer in all of his unvested stock options and restricted stock grants, and to fully vest the Named Executive Officer's account under our ESOP. These severance agreements also include confidentiality, non-competition and intellectual property assignment provisions.

Subsequent to the end of our 2009 fiscal year, our Board of Directors approved our entering into change in control agreements with certain of our executive officers, including Mr. Shamber, Mr. Stern, Mr. Atwood, and Mr. Beaudry. This agreement will replace the change in control provisions of the existing severance agreements to which these executive officers are a party. The change in control agreement is expected to provide the executive officers who are a party to the agreement, including Mr. Shamber, Mr. Stern, Mr. Atwood, and Mr. Beaudry, with substantially the same benefits as

Mr. Spinner in the event of a Change in Control, which benefits are described in more detail below, except that the multiple of base salary to which each executive would be entitled upon termination without Cause or resignation for Good Reason within one year following a Change in Control varies and Messrs. Stern, Beaudry and Atwood will not be entitled to have his payments increased by an amount necessary for him to realize the full value of his benefits if any of the benefits are subject to the excise tax imposed under Section 4999 of the Code. The multiple of base salary to which Messrs. Shamber, Stern, Beaudry and Atwood would be entitled to receive under the agreement is expected to be 2.99 times, 1.5 times, 1.5 times and 1.0 times, respectively.

The severance agreement that we have entered into with Mr. Spinner requires us to pay his base salary in effect as of the termination date of his employment with us and provide certain medical benefits for a period of one year following either his termination for a reason other than Cause, death or disability, or his resignation for Good Reason. We would also be required to pay Mr. Spinner any earned but unpaid salary, bonus, and vacation time. The agreement also requires us to pay Mr. Spinner in the event that we terminate him without Cause, a pro rata portion of the bonus to which he would have been entitled for the year in which he was terminated and an amount equal to the pro rata portion of his unvested balance in the Company's ESOP that would vest on the first anniversary of the date of Mr. Spinner's termination. Further, a pro rata portion of any options to purchase shares of the Company's common stock awarded to Mr. Spinner and not vested and exercisable on or prior to the date of Mr. Spinner's termination that would otherwise become vested and exercisable on or prior to the first anniversary of the date of Mr. Spinner's termination, and any shares of restricted stock of the Company granted to Mr. Spinner that would have vested or had any restrictions thereon removed on or prior to the first anniversary of the date of Mr. Spinner's termination, will, in either case, become vested or have any restrictions thereon removed, as the case may be. All such payments and vesting will be prorated based on the number of full calendar months that Mr. Spinner was employed as the Company's President and Chief Executive Officer during the fiscal year in which he was terminated or resigned.

In the event of either a termination of Mr. Spinner for a reason other than Cause, death or disability or a resignation for Good Reason within one year of a Change in Control, Mr. Spinner shall be entitled to receive a lump sum payment equal to three times his base salary in effect at that time, the average annual bonus paid to Mr. Spinner for the three fiscal years prior to the date of his termination or resignation (or the average of the bonuses he has received if he will not have been employed by the Company for three years as of such date, or, if he has not received an annual bonus as of such date, his target bonus), the pro rata portion of the annual bonus he would have been entitled to receive for the fiscal year in which such termination or resignation occurred, and an amount equal to his unvested account balance in the ESOP. In addition, all of his then outstanding but unvested equity awards will vest and, if applicable, become exercisable as of the date of termination or resignation. The Company will also be required to continue to provide Mr. Spinner with his medical benefits in effect as of the date of such termination or resignation for a period of three years following the termination or resignation. If any of the benefits provided to Mr. Spinner under his severance agreement are subject to the excise tax imposed under Section 4999 of the Code, the Company will be required to pay to Mr. Spinner such additional amounts as are necessary for him to realize the full value of such benefits as if such excise tax did not apply.

For purposes of the severance agreements (including Mr. Spinner's severance agreement) and change in control agreements described above, the terms "Cause", "Good Reason" and Change in Control shall have the meanings set forth below.

"Cause" means (1) conviction of the Named Executive Officer under applicable law of any felony or any misdemeanor involving moral turpitude, (2) unauthorized acts intended to result in the Named Executive Officer's personal enrichment at the material expense of the Company or its reputation, or (3) any violation of the Named Executive Officer's duties or responsibilities to the Company which constitutes willful misconduct or dereliction of duty, or material breach of the confidentiality and non-competition restrictions described below.

"Good Reason" means, without the Named Executive Officer's express written consent, the occurrence of any one or more of the following: (1) the assignment of the Named Executive Officer to duties materially adversely inconsistent with his current duties, and failure to rescind such assignment within thirty (30) days of receipt of notice from the Named Executive Officer; (2) a material reduction in the Named Executive Officer's title, executive authority or reporting status; (3) a relocation more than fifty (50) miles from the Company's Providence, Rhode Island offices; (4) a reduction by the Company in the Named Executive Officer's base salary, or the failure of the Company to pay or cause to be paid any compensation or benefits under the severance or change in control agreement when due or under the terms of any plan established by the Company, and failure to restore such base salary or make such payments within five (5) days of receipt of notice from the Named Executive Officer; (5) failure to include the Named Executive Officer in any new employee benefit plans proposed by the Company or a material reduction in the Named Executive Officer's level of participation in any existing plans of any type; provided that a Company-wide reduction or elimination of such plans shall not give rise to a "Good Reason" termination; or (6) the failure of the Company to obtain a satisfactory agreement from any successor to the Company with respect to the ownership of substantially all the stock or assets of the Company to assume and agree to perform the severance agreement or change in control agreement, as the case may be.

"Change in Control" means the happening of any of the following:

- any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding the Company, any of its affiliates, or any employee benefit plan of the Company or any of its affiliates) is or becomes the "beneficial owner" (as defined in Rule 13(d)(3) under the Exchange Act), directly or indirectly, of securities of the Company representing the greater of 30% or more of the combined voting power of the Company's then outstanding securities;
- approval by the stockholders of the Company of a definitive agreement (1) for the merger or other business combination of the Company with or into another corporation if (A) a majority of the directors of the surviving corporation were not directors of the Company immediately prior to the effective date of such merger or (B) the stockholders of the Company immediately prior to the effective date of such merger own less than 60% of the combined voting power in the then outstanding securities in such surviving corporation or (2) for the sale or other disposition of all or substantially all of the assets of the Company; or
- the purchase of 30% or more of the Company's stock pursuant to any tender or exchange offer made by any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Company, any of its affiliates, or any employee benefit plan of the Company or any of its affiliates.

The following table describes the potential payments as of August 1, 2009 upon termination of the Named Executive Officers in the case of each of the Named Executive Officers other than

Mr. Antonelli and Mr. Lindberg, and the actual payments that Mr. Antonelli and Mr. Lindberg have been paid or are entitled to as a result of their terminations during the 2009 fiscal year.

Payments Upon Termination	Employee Resignation for Good Reason	Termination Without Cause(1)	Termination Without Cause, or Employee Resignation for Good Reason and Change in Control(1)	Termination with Cause, or due to Death, Disability, or Resignation for Other Than Good Reason
Steven L. Spinner				
Cash Severance Pay	$775,000(1)	$ 775,000(1)	$3,100,000(2)	$ —
Medical Benefits	8,650(3)	8,650(3)	25,950(3)	—
Unvested ESOP	—	—	— (4)	—
Excise Tax Gross-Up	—	—	1,990,172(5)	—
Acceleration of Stock Options	—	16,341(6)	74,700(6)	—
Acceleration of Stock Awards, including PSU's	—	212,861(6)	2,324,580(6)	—
Deferred Compensation	45,236	45,236	45,236	45,236
Total	828,886	1,058,088	7,560,638	45,236
Michael S. Funk				
Cash Severance Pay	$125,000(1)	$ 125,000(1)	$ 125,000(1)	$ —
Medical Benefits	8,650(3)	8,650(3)	8,650(3)	—
Unvested ESOP	—	—	— (7)	—
Acceleration of Stock Options	—	—	62,250(6)	—
Acceleration of Stock Awards	—	—	1,459,620(6)	—
Deferred Compensation	—	—	—	—
Total	133,650	133,650	1,655,520	—
Mark E. Shamber				
Cash Severance Pay	$297,000(1)	$ 297,000(1)	$ 297,000(1)	$ —
Medical Benefits	6,771(3)	6,771(3)	6,771(3)	—
Unvested ESOP	—	—	— (7)	—
Acceleration of Stock Options	—	—	23,655(6)	—
Acceleration of Stock Awards	—	—	583,848(6)	—
Deferred Compensation	120,774	120,774	120,774	120,774
Total	424,545	424,545	1,032,048	120,774
Daniel V. Atwood				
Cash Severance Pay	$363,000(1)	$ 363,000(1)	$ 363,000(1)	$ —
Medical Benefits	8,650(3)	8,650(3)	8,650(3)	—
Unvested ESOP	—	—	— (7)	—
Acceleration of Stock Options	—	—	807,165(6)	—
Acceleration of Stock Awards	—	—	681,156(6)	—
Deferred Compensation	92,827	92,827	92,827	92,827
Total	464,477	464,477	1,952,798	92,827

Payments Upon Termination	Employee Resignation for Good Reason	Termination Without Cause(1)	Termination Without Cause, or Employee Resignation for Good Reason and Change in Control(1)	Termination with Cause, or due to Death, Disability, or Resignation for Other Than Good Reason
Michael Beaudry				
Cash Severance Pay	$349,800(1)	$ 349,800(1)	$ 349,800(1)	$ —
Medical Benefits	8,650(3)	8,650(3)	8,650(3)	—
Unvested ESOP	—	—	— (7)	—
Acceleration of Stock Options	—	—	24,900(6)	—
Acceleration of Stock Awards	—	—	583,848(6)	—
Deferred Compensation	20,418	20,418	20,418	20,418
Total	378,868	378,868	987,616	20,418
John Stern				
Cash Severance Pay	$280,000(1)	$ 280,000(1)	$ 280,000(1)	$ —
Medical Benefits	8,650(3)	8,650(3)	8,650(3)	—
Unvested ESOP	—	—	5,028(4)	—
Acceleration of Stock Options	—	—	14,940(6)	—
Acceleration of Stock Awards	—	—	291,924(6)	—
Deferred Compensation	5,837	5,837	5,837	5,837
Total	294,487	294,487	606,379	5,837
Richard Antonelli				
Cash Severance Pay		$ 475,000		
Medical Benefits		8,650(8)		
Acceleration of Stock Options		—		
Acceleration of Stock Awards		110,754(6)		
Deferred Compensation		129,293		
Total		723,697		
Randle Lindberg				
Cash Severance Pay		$ 479,262		
Medical Benefits		8,650(8)		
Acceleration of Stock Options		2,228(6)		
Acceleration of Stock Awards		191,475(6)		
Deferred Compensation		48,654		
Total		730,269		

(1) Amount represents continuation of the Named Executive Officer's base salary for one year following the assumed date of termination, but does not include any earned but unpaid cash incentive payment as of that date.

(2) Amount represents the sum of (i) three times Mr. Spinner's base salary; and (ii) Mr. Spinner's target cash incentive payment for "outstanding" performance for the 2009 fiscal year, but does not include any bonus earned but not paid as of the assumed termination date.

(3) Amount represents the value of continuing medical benefits for the Named Executive Officer and his dependents for a period of twelve months following a termination by the Company without Cause or a resignation by the Named Executive Officer for Good Reason, or in the case of Mr. Spinner's termination by the Company without Cause or his resignation for Good Reason in either event within one year following a Change in Control, continuation of those benefits for 36 months following the termination date.

(4) Amount represents the value of the Named Executive Officer's ESOP account balance as of August 1, 2009, which would become 100% vested as of the termination date.

(5) The foregoing estimates are based on a number of assumptions. Facts and circumstances at the time of any change in control transaction and termination thereafter as well as changes in Mr. Spinner's compensation history preceding such a transaction could materially impact whether and to what extent the excise tax will be imposed and therefore the amount of any potential gross-up. For purposes of performing these calculations, we have made the following additional assumptions: an individual effective tax rate of 40.45% (composed of a federal tax rate of 35.00%, a Virginia effective tax rate of 4% and FICA/FUTA of 1.45%) and a 120% Applicable Federal Rate (AFR) as of August 2009 of 1.00% for semi-annual compounding for acceleration periods of less than 36 months and 3.34% for semi-annual compounding for acceleration periods of more than 36 months. AFR is applicable in determining the value of accelerating vesting of stock options and restricted share units in computing these excise taxes. We have further assumed that the accelerated equity awards would be paid in cash.

(6) Amount represents the intrinsic value of each unvested stock option, share of restricted stock or restricted stock unit, also including, in the case of Mr. Spinner, performance units outstanding on August 1, 2009, and which vests on an accelerated basis following the relevant termination event. These amounts are calculated by multiplying (i) the aggregate number of equity awards which vest on such an accelerated basis by (ii) the amount by which $27.03 (the closing price of our common stock on July 31, 2009, the last business day prior to the end of our 2009 fiscal year) exceeds any exercise price payable per award.

(7) The Named Executive Officer is already fully vested in his or her ESOP account balance as of August 1, 2009, therefore no incremental benefit would be realized as a result of a change in control.

(8) Estimated value of continuation of medical benefits for Mr. Antonelli and Mr. Lindberg for the 12-month period following termination of employment.

The following table describes the payments that would have been made to Messrs. Shamber, Stern, Atwood, and Beaudry upon termination of employment at August 1, 2009 had the change in control agreements between the Company and these individuals been effective as of that date. Mr. Funk is not included in the table below as he is not expected to be a party to a change in control agreement. Because these change in control agreements will not modify or amend the non-change in control severance provisions of the severance agreements currently in place for these individuals, the payments pursuant to which are described in the table immediately preceding this paragraph, we do not repeat these termination scenarios, and the related payments, in the table below.

Payments Upon Termination	Termination Without Cause, or Employee Resignation for Good Reason and Change in Control
Mark E. Shamber	
Cash Severance Pay	$ 938,697(1)
Medical Benefits	20,314(2)
Unvested ESOP	—
Excise Tax Gross-Up	374,147(3)
Stock Options	108,671(4)
Stock Awards	583,848(4)
Deferred Compensation	120,774
Total	2,146,148
Daniel V. Atwood	
Cash Severance Pay	$ 435,083(5)
Medical Benefits	8,650(6)
Unvested ESOP	—
Stock Options	807,165(4)
Stock Awards	681,156(4)
Deferred Compensation	92,827
Total	2,024,881
Michael Beaudry	
Cash Severance Pay	$ 631,768(7)
Medical Benefits	12,975(8)
Unvested ESOP	—
Stock Options	27,390(4)
Stock Awards	583,848(4)
Deferred Compensation	20,418
Total	1,276,399
John Stern	
Cash Severance Pay	$ 455,000(9)
Medical Benefits	12,975(10)
Unvested ESOP	5,028
Stock Options	14,940(4)
Stock Awards	291,924(4)
Deferred Compensation	5,837
Total	785,704

(1) Amount represents the sum of (i) 2.99 times Mr. Shamber's base salary at the assumed termination date; and (ii) the average of Mr. Shamber's cash incentive payments paid in the three years prior to the year in which his employment was terminated, but does not include any bonus earned but not paid as of the assumed termination date.

(2) Amount represents the value of continuing medical benefits for Mr. Shamber and his dependents for a period of 36 months following a termination of Mr. Shamber's

employment by the Company without Cause or a resignation by Mr. Shamber for Good Reason in either event within one year following a Change in Control.

(3) The foregoing estimates are based on a number of assumptions. Facts and circumstances at the time of any change in control transaction and termination thereafter as well as changes in Mr. Shamber's compensation history preceding such a transaction could materially impact whether and to what extent the excise tax will be imposed and therefore the amount of any potential gross-up. For purposes of performing these calculations, we have made the following additional assumptions: an individual effective tax rate of 40.45% (composed of a federal tax rate of 35.00%, a Connecticut effective tax rate of 4% and FICA/FUTA of 1.45%) and a 120% Applicable Federal Rate (AFR) as of August 2009 of 1.00% for semi-annual compounding for acceleration periods of less than 36 months and 3.34% for semi-annual compounding for acceleration periods of more than 36 months. AFR is applicable in determining the value of accelerating vesting of stock options and restricted share units in computing these excise taxes. We have further assumed that the accelerated equity awards would be paid in cash.

(4) Amount represents the intrinsic value of each unvested stock option, share of restricted stock or restricted stock unit outstanding on August 1, 2009, and which vests on an accelerated basis following the relevant termination event. These amounts are calculated by multiplying (i) the aggregate number of equity awards which vest on such an accelerated basis by (ii) the amount by which $27.03 (the closing price of our common stock on July 31, 2009, the last business day prior to the end of our 2009 fiscal year) exceeds any exercise price payable per award.

(5) Amount represents the sum of (i) 12 months of Mr. Atwood's base salary at the assumed termination date; and (ii) the average of Mr. Atwood's cash incentive payments paid in the three years prior to the year in which his employment was terminated, but does not include any bonus earned but not paid as of the assumed termination date.

(6) Amount represents the value of continuing medical benefits for Mr. Atwood and his dependents for a period of 12 months following a termination of Mr. Atwood's employment by the Company without Cause or a resignation by Mr. Atwood for Good Reason in either event within one year following a Change in Control.

(7) Amount represents the sum of (i) 1.5 times Mr. Beaudry's base salary at the assumed termination date; and (ii) the average of Mr. Beaudry's cash incentive payments paid in the three years prior to the year in which his employment was terminated, but does not include any bonus earned but not paid as of the assumed termination date.

(8) Amount represents the value of continuing medical benefits for Mr. Beaudry and his dependents for a period of 18 months following a termination of Mr. Beaudry's employment by the Company without Cause or a resignation by Mr. Beaudry for Good Reason in either event within one year following a Change in Control.

(9) Amount represents the sum of (i) 1.5 times Mr. Stern's base salary at the assumed termination date; and (ii) the average of Mr. Stern's cash incentive payments paid to Mr. Stern in 2008, but does not include any bonus earned but not paid as of the assumed termination date.

(10) Amount represents the value of continuing medical benefits for Mr. Stern and his dependents for a period of 18 months following a termination of Mr. Stern's employment by the Company without Cause or a resignation by Mr. Stern for Good Reason in either event within one year following a Change in Control.

Equity Compensation Plan Information

Vesting requirements for equity compensation awards made under the 2004 Plan and the 2002 Stock Incentive Plan are at the discretion of our Board of Directors and are typically four years with graded vesting for employees and two years with graded vesting for non-employee directors. The maximum term of all incentive stock options granted under the 2002 Stock Incentive Plan, and non-statutory stock options granted under the 2002 Stock Incentive Plan, is ten years from the date of grant. We have a policy of issuing new shares of common stock to satisfy stock option exercises; shares that were covered by forfeited awards are returned to the pool of shares available for granting within that plan.

2004 Equity Incentive Plan

The 2004 Plan was originally adopted by the Board of Directors in October 2004 and approved by stockholders in December 2004. An amendment to the 2004 Plan was approved by the Board of Directors in October 2008 and approved by stockholders at the annual meeting in December 2008 to increase the number of shares of common stock authorized for issuance from 1,000,000 shares to 2,500,000 shares. As of November 1, 2009, 1,220,593 shares of restricted common stock and restricted stock units, net of any forfeitures, have been granted, with 1,374,208 shares available for future awards.

2002 Stock Incentive Plan

The 2002 Stock Incentive Plan was originally adopted by the Board of Directors in October 2002 and approved by stockholders in December 2002. Under the 2002 Stock Incentive Plan, 2,800,000 shares of common stock were authorized for issuance. As of November 1, 2009, options for the purchase of 3,374,746 shares of common stock, net of any forfeitures, have been granted, with 89,355 shares available for future awards.

Employee Stock Ownership Plan

The ESOP was adopted by the Board of Directors and approved by stockholders in November 1988. This plan enabled us to acquire shares of our outstanding common stock for the benefit of eligible employees. We established the Employee Stock Ownership Trust ("ESOT") to hold the acquired shares of our common stock. As discussed under "Certain Relationships and Related Transactions," we originally acquired 4,400,000 shares of our outstanding common stock from certain stockholders in exchange for a promissory note, for which we guarantee payment. As this promissory note is repaid, the shares of common stock held by the ESOT are released in proportion to the amount of principal paid on the promissory note. These released shares are allocated among the accounts of eligible employees. The shares of common stock in an employee's account generally vest after five years of qualified employment or upon death or disability.

As of August 1, 2009, approximately 3,559,000 shares of common stock have been allocated or released for allocation to employees.

Compensation Committee Interlocks and Insider Participation

The current members of our Compensation Committee are Ms. Graham and Messrs. Barker, Heffernan and Roy. All members of the Compensation Committee are independent within the meaning of the NASDAQ listing standards and no member is an employee or former employee of the Company. During fiscal year 2009, no member of the Compensation Committee had any relationship requiring disclosure under "Certain Relationships and Related Party Transactions" below. None of our executive officers served during fiscal year 2009 as a member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director on our Board or as a member of our Compensation Committee. None of our executive officers served during fiscal year 2009 as a director of any other entity, one of whose executive officers served as a director on our Board or as a member of our Compensation Committee.

Certain Relationships and Related Transactions

Review and Approval of Related Person Transactions

We review all relationships and transactions in which the Company and our directors, nominees for director, executive officers, greater than 5% beneficial owners or any of their immediate family members are participants (or any entity in which they have an interest is a participant), in order to determine whether such persons have a direct or indirect material interest in the relationships or transactions. Our corporate finance department, in conjunction with outside legal counsel, is primarily responsible for the development and implementation of processes and controls to obtain information from these "*related persons*" regarding such transactions and relationships and for determining, based on the facts and circumstances and SEC regulations, whether the Company or a related person has a direct or indirect material interest in the transaction. The Nominating and Governance Committee also reviews this information. Our policies and procedures for the review, approval or ratification of transactions that are required by SEC rules to be reported under "Transactions with Related Persons" are not in writing, rather, they fall under the general responsibilities of our corporate finance department and Nominating and Governance Committee. As required under SEC regulations, transactions between us and any related person in which the amount involved exceeds $120,000 and a related person has a direct or indirect material interest are disclosed in our proxy statement.

Each of our executive officers, directors, nominees for director and greater than 5% beneficial owners is required to complete and deliver to us an annual questionnaire that includes, among other things, a request for information relating to any transactions in which both the executive officer, director, nominee, beneficial owner or any of their respective immediate family members, on the one hand, and the Company, on the other hand, participates, and in which the executive officer, director, nominee, beneficial owner or immediate family member, has a material interest. We review the responses to these questionnaires as part of our process for determining whether disclosure is required to be made under the SEC's related person disclosure rules.

Transactions with Related Persons

In connection with the establishment of the ESOP in November 1988, certain stockholders, including Daniel V. Atwood, who is one of our executive officers, contributed an aggregate of 4,400,000 shares of our common stock to the ESOT in exchange for a note (the "*ESOT Note*") from the ESOT in the original amount of $4,080,000. We guarantee payment by the ESOT of the ESOT Note. The ESOT Note is payable in equal monthly installments of principal and interest from December 1988 to January 2015. Interest is charged on the ESOT Note at a rate of 10% per annum. The ESOT paid principal and interest of $16,320 and $9,650, respectively, to Mr. Atwood related to the ESOT note during fiscal 2009. The amount outstanding under the ESOT Note as of August 1, 2009 was $876,600, of which, the amount owed to Mr. Atwood was $87,660. The largest amount of indebtedness outstanding under the ESOT Note to Mr. Atwood during fiscal 2009 was $103,980.

Audit Committee Report

The Audit Committee of the Board of Directors is comprised solely of independent directors, as defined by NASDAQ listing standards and Section 10A of the Exchange Act and SEC rules thereunder, and it operates under a written charter adopted by the Board of Directors. The composition of the Audit Committee, the attributes of its members and its responsibilities, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. A copy of the Audit

Committee's current charter can be found in the Investors section of our website, *www.unfi.com*. The Board has made a determination that the Audit Committee has at least one member, Mr. Cianciolo, the Chair of the Audit Committee, who qualifies as an "audit committee financial expert" within the meaning of SEC regulations, and that he has accounting and related financial management expertise in accordance with NASDAQ listing standards. All committee members are financially literate.

The Audit Committee has prepared the following report on its activities with respect to the audited consolidated financial statements for the fiscal year ended August 1, 2009 (for purposes of this report, the "*audited financial statements*"). The following report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other of our filings under the Securities Act or the Exchange Act, except to the extent we specifically incorporate this report by reference in the specified filing.

As part of its specific duties, the Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors; reviews the financial information issued to stockholders and others, including a discussion of the quality, and not only the acceptability, of our accounting principles, the reasonableness of significant judgments, and the clarity of discussions in the financial statements; and monitors our systems of internal control and the audit process. Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, and disclosure controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. Management also is responsible for objectively reviewing and evaluating the adequacy, effectiveness and quality of our own system of internal control. Our independent registered public accounting firm, KPMG LLP, is responsible for performing an independent integrated audit of the consolidated financial statements and the effectiveness of internal control over financial reporting and expressing an opinion as to whether the consolidated financial statements conform with accounting principles generally accepted in the United States of America and as to whether the Company maintained effective internal control over financial reporting.

The Audit Committee has met and held discussions with management and our independent registered public accounting firm. In our discussions, management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. The Audit Committee has reviewed and discussed the audited financial statements with management and KPMG LLP, our independent registered public accounting firm. The Audit Committee meets with our internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

The Audit Committee held eight formal meetings in fiscal 2009. These meetings included quarterly pre-earnings release telephone conference calls. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended.

The Company's independent registered public accounting firm has also provided to the Committee the written disclosures and the letter required by the Public Company Accounting Oversight Board, and the Audit Committee has considered and discussed with KPMG LLP the firm's independence and the compatibility of any non-audit services provided by the firm with its independence.

Based on the Audit Committee's review of the audited financial statements and the review and discussions noted above, the Audit Committee recommended that the Board of Directors include the

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audited financial statements in the Company's Annual Report on Form 10-K for the year ended August 1, 2009, for filing with the SEC. The Board has approved this recommendation.

Joseph M. Cianciolo, Chair
Gordon D. Barker
Gail A. Graham
James P. Heffernan

PROPOSAL 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors, upon the recommendation of our Audit Committee, has selected KPMG LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2010, subject to ratification by stockholders at the annual meeting. Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required by law or otherwise. However, the Board of Directors is submitting the selection of KPMG LLP to stockholders for ratification as a matter of good corporate governance. If stockholders do not ratify the selection of KPMG LLP, the Board of Directors will reconsider the matter.

Representatives of KPMG LLP, which served as our independent registered public accounting firm for the fiscal year ended August 1, 2009, will be present at the annual meeting to respond to appropriate questions and to make such statements as they may desire.

The Board of Directors believes that the ratification of the selection of KPMG LLP is in the best interests of United Natural Foods and its stockholders and recommends a vote **FOR** such ratification.

Fees Paid to KPMG LLP

In addition to retaining KPMG LLP to audit our financial statements for the fiscal year ended August 1, 2009, we engaged the firm from time to time during the year to perform other services. The following table sets forth the aggregate fees billed by KPMG LLP in connection with services rendered during the last two fiscal years.

Fee Category	Fiscal 2009	Fiscal 2008
Audit Fees	$947,650	$1,112,000
Audit-Related Fees	59,900	39,000
Tax Fees	0	0
All Other Fees	0	0

Audit Fees consists of fees billed for professional services rendered in connection with the audit of our annual financial statements and for the review of the interim financial statements included in quarterly reports and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements. Fees for audit services include fees related to KPMG LLP's assessment of internal control over financial reporting.

Audit-Related Fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include employee benefit plan audits, accounting consultations in connection with acquisitions, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Fees consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance, tax audit defense and mergers and acquisitions. In fiscal 2009 and 2008, there were no tax services provided by KPMG LLP.

All Other Fees consists of fees for products and services other than the services reported above, including tax consulting related to a potential acquisition. In fiscal 2009 and 2008, no services other than those discussed above were provided by KPMG LLP.

The Audit Committee has considered whether the provision of the non-audit services described above by KPMG LLP is compatible with maintaining auditor independence and determined that KPMG LLP's provision of non-audit services did not compromise its independence as our independent registered public accounting firm.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

In accordance with its charter, the Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by KPMG LLP. These services may include audit services, audit-related services, tax services and other related services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. KPMG LLP and management are required to periodically report to the Audit Committee regarding the extent of services provided by KPMG LLP in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. During the fiscal year ended August 1, 2009, all services provided by KPMG LLP were pre-approved by the Audit Committee in accordance with this policy.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of our common stock ("Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities. To the Company's knowledge, based solely on review of copies of such reports furnished to the Company during the fiscal year ended August 1, 2009, all Section 16(a) filing requirements applicable to the Reporting Persons were complied with, except for the following:

- John Stern failed to timely file a Form 4 related to a vesting of restricted stock units and concurrent withholding of shares to cover the related tax obligations in January 2009.
- Kurt Luttecke failed to timely file a Form 4 related to the withholding of shares to cover the tax obligations related to a vesting of restricted stock in June 2009.
- Steven L. Spinner failed to timely file a Form 4 related to purchases of common shares in the open market in October 2008.
- Randy Lindberg failed to timely file a Form 4 related to an accelerated vesting of restricted stock and restricted stock units, withholding of shares to cover the related tax obligations, and an exercise of stock options in June 2009.

Stockholder Proposals for the Fiscal 2010 Annual Meeting of Stockholders

Any proposal that a stockholder wishes to be considered for inclusion in our proxy statement for the fiscal 2010 Annual Meeting of Stockholders must be submitted to our corporate secretary, Joseph J. Traficanti, at 313 Iron Horse Way, Providence, Rhode Island 02908, no later than the close of business on August 1, 2010. We strongly encourage stockholders interested in submitting a proposal to contact legal counsel with regard to the detailed requirements of applicable securities laws. Submitting a stockholder proposal does not guarantee that we will include it in our proxy statement.

If a stockholder wishes to present a proposal before the fiscal 2010 Annual Meeting of Stockholders, but does not wish to have the proposal considered for inclusion in our proxy statement, such stockholder must give written notice to our corporate secretary at the address noted above. Our corporate secretary must receive such notice not less than 60 days nor more than 90 days prior to the fiscal 2010 Annual Meeting of Stockholders, provided that in the event that less than 70 days' notice or prior public disclosure of the date of the fiscal 2010 Annual Meeting of Stockholders is given or made, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. The stockholder's submission must include certain specified information concerning the proposal and the stockholder, including such stockholder's ownership of our common stock. As we will not entertain any proposals at the annual meeting that do not meet these requirements, we strongly encourage stockholders to seek advice from legal counsel before submitting a proposal.

THE BOARD OF DIRECTORS HOPES THAT STOCKHOLDERS WILL ATTEND THE MEETING IN PERSON OR BY MEANS OF THE WEBCAST. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO VOTE VIA THE INTERNET, BY TELEPHONE, OR BY COMPLETING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD. PROMPT RESPONSES WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING AND YOUR COOPERATION IS APPRECIATED. STOCKHOLDERS WHO ATTEND THE MEETING MAY VOTE

THEIR STOCK PERSONALLY EVEN THOUGH THEY HAVE ALREADY VOTED VIA THE INTERNET, BY TELEPHONE, OR BY RETURNING THEIR PROXY CARD.

By Order of the Board of Directors,

Michael S. Funk,
Chair of the Board

December 4, 2009

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